Wyndham Hotels & Resorts, Inc.
2024 Annual Report



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the fiscal year ended December 31, 2024
or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the transition period from ____ to ____
Commission file number **001-38432**

WYNDHAM
HOTELS & RESORTS

Wyndham Hotels & Resorts, Inc.
(Exact Name of Registrant as Specified in Its Charter)

Delaware	**82-3356232**
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)
22 Sylvan Way	**07054**
Parsippany, New Jersey	(Zip Code)
(Address of Principal Executive Offices)	

(973) 753-6000
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, Par Value $0.01 per share	WH	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act:
None
(Title of Class)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☑ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☑ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☑	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☐
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☑

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to § 240.10D–1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☑

The aggregate market value of the registrant's common stock held by non-affiliates of the registrant as of June 30, 2024, was $ 5.78 billion. All executive officers and directors of the registrant have been deemed, solely for the purpose of the foregoing calculation, to be "affiliates" of the registrant.

As of January 31, 2025, the registrant had outstanding 77,745,945 shares of common stock.

DOCUMENTS INCORPORATED BY REFERENCE
Portions of the Proxy Statement prepared for the 2025 Annual Meeting of Stockholders are incorporated by reference into Part III of this report.

TABLE OF CONTENTS

PART I

Forward-Looking Statements

This Annual Report on Form 10-K (this "Annual Report" or "report") contains forward-looking statements within the meaning of the federal securities laws, including statements related to our current views and expectations regarding our strategy and the performance of our business, our financial results, our liquidity and capital resources, share repurchases and dividends. Forward-looking statements are any statements other than statements of historical fact, including those that convey management's expectations as to the future based on plans, estimates and projections at the time we make the statements and may be identified by words such as "will," "expect," "believe," "plan," "anticipate," "predict," "intend," "goal," "future," "forward," "remain," "confident," "outlook," "guidance," "target," "objective," "estimate," "projection" and similar words or expressions, including the negative version of such words and expressions. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this report.

Factors that could cause actual results to differ materially from those in the forward-looking statements include without limitation, general economic conditions, including inflation, higher interest rates and potential recessionary pressures; the performance of the financial and credit markets; the economic environment for the hospitality industry; operating risks associated with the hotel franchising business; our relationships with franchisees; the impact of war, terrorist activity, political instability or political strife, including the ongoing conflicts between Russia and Ukraine and conflicts in the Middle East, respectively; global or regional health crises or pandemics including the resulting impact on our business operations, financial results, cash flows and liquidity, as well as the impact on our franchisees, guests and team members, the hospitality industry and overall demand for and possible restrictions on travel; the Company's ability to satisfy obligations and agreements under its outstanding indebtedness, including the payment of principal and interest and compliance with the covenants thereunder; risks related to our ability to obtain financing and the terms of such financing, including access to liquidity and capital; and the Company's ability to make or pay, plans for and the timing and amount of any future share repurchases and/or dividends, as well as the risks described under Part I, Item 1A – Risk Factors. These risks and uncertainties are not the only ones that we may face and additional risks may arise or become material in the future. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, subsequent events or otherwise, except as required by law.

Where You Can Find More Information

We file annual, quarterly and current reports, proxy statements, reports that are filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 and other information with the Securities and Exchange Commission ("SEC"). Our SEC filings are available free of charge to the public over the Internet at the SEC's website at https://www.sec.gov. Our SEC filings are also available on our website at https://www.wyndhamhotels.com as soon as reasonably practicable after they are filed with or furnished to the SEC. We maintain an internet site at https://www.wyndhamhotels.com. Our website and the information contained on or connected to that site are not incorporated into this Annual Report.

We may use our website and social media channels as a means of disclosing material non-public information and for complying with our disclosure obligations under Regulation FD. Disclosures of this nature will be included on our website in the "Investors" section, which can currently be accessed at www.investor.wyndhamhotels.com, or on our social media channels, including our LinkedIn account which can currently be accessed at https://www.linkedin.com/company/wyndhamhotels. Accordingly, investors should monitor this section of our website and our social media channels in addition to following our press releases, filings submitted with the SEC and any public conference calls or webcasts.

Item 1. Business.

Wyndham Hotels & Resorts, Inc. ("Wyndham Hotels", the "Company", "we", "our" or "us") is the world's largest hotel franchising company by number of franchised properties, with approximately 9,300 affiliated hotels with approximately 903,000 rooms located in over 95 countries and welcoming approximately 135 million guests annually worldwide. We operate a hotel portfolio of 25 brands. Our 25 brands are primarily located in secondary and tertiary cities and approximately 80% of the U.S. population lives within ten miles of at least one of our affiliated hotels. Our mission is to make hotel travel possible for all. Wherever people go, Wyndham will be there to welcome them. We boast a remarkably asset-light business model dramatically limiting our capital needs and our exposure to the rising wage environment.

Our widely recognized brands with select-service focus offer a breadth of options for franchisees and a wide range of price points and experiences for our guests. We are a global leader in the economy and midscale chain scales where our brands represent approximately 30% of branded rooms in the United States. Additionally, we have a strong presence in the upper midscale chain scale.

The following charts illustrate our system size (by rooms) as of December 31, 2024:



System Size by Chain Scale

Extended Stay 1%
Upscale + 12%
Economy 41%
Midscale 46%

System Size by Geography *

LATAM** 5%
EMEA*** 10%
Canada 4%
Asia Pacific 25%
U.S. 56%

____

* Royalty contribution by geography for 2024 was as follows: U.S. 78%, Canada 5%, EMEA 8%, LATAM 3%, and Asia Pacific 6%.
** LATAM is representative of Latin America and the Caribbean.
*** EMEA is representative of Europe, the Middle East, Eurasia and Africa.

As of December 31, 2024, our brand portfolio consisted of the following:

	Global Full Year RevPAR		North America		Asia Pacific		EMEA	LATAM	Total
			U.S.	Canada	Greater China	Rest of Asia			
Economy									
Super 8	$ 28.06	Properties	1,375	117	1,108	1	14	1	2,616
		Rooms	82,332	7,545	67,248	50	2,053	50	159,278
Days Inn	$ 39.32	Properties	1,235	107	97	10	56	10	1,515
		Rooms	88,460	8,516	13,398	1,250	3,451	819	115,894
Travelodge	$ 39.63	Properties	328	95	—	—	—	—	423
		Rooms	22,231	7,361	—	—	—	—	29,592
Microtel	$ 46.26	Properties	285	27	25	15	—	8	360
		Rooms	20,149	2,368	2,880	1,118	—	955	27,470
Howard Johnson	$ 29.47	Properties	139	18	84	5	7	39	292
		Rooms	11,043	1,181	24,048	2,357	790	2,664	42,083
Total Economy	**$ 34.01**	**Properties**	**3,362**	**364**	**1,314**	**31**	**77**	**58**	**5,206**
		Rooms	**224,215**	**26,971**	**107,574**	**4,775**	**6,294**	**4,488**	**374,317**
Midscale									
La Quinta	$ 64.06	Properties	884	2	4	3	6	10	909
		Rooms	84,377	133	925	550	947	1,161	88,093
Ramada	$ 36.83	Properties	264	76	150	72	256	32	850
		Rooms	29,628	7,185	29,665	13,587	34,170	4,689	118,924
Baymont	$ 40.62	Properties	547	8	—	—	—	1	556
		Rooms	41,115	501	—	—	—	118	41,734
AmericInn	$ 56.63	Properties	226	—	—	—	—	—	226
		Rooms	13,579	—	—	—	—	—	13,579
Wingate	$ 56.26	Properties	189	8	13	—	—	—	210
		Rooms	16,331	823	1,833	—	—	—	18,987
Wyndham Alltra	$ 192.07	Properties	—	—	—	—	—	4	4
		Rooms	—	—	—	—	—	1,170	1,170
Wyndham Garden	$ 42.35	Properties	71	4	43	17	28	26	189
		Rooms	10,719	696	8,669	3,676	4,361	3,506	31,627
Ramada Encore	$ 28.93	Properties	—	—	34	11	32	8	85
		Rooms	—	—	4,591	2,814	3,682	1,114	12,201
Trademark Collection	$ 62.27	Properties	91	17	—	18	130	27	283
		Rooms	13,036	2,433	—	2,195	17,476	7,836	42,976
TRYP	$ 58.73	Properties	8	—	2	4	25	16	55
		Rooms	841	—	201	613	3,574	1,914	7,143
Total Midscale	**$ 49.22**	**Properties**	**2,280**	**115**	**246**	**125**	**477**	**124**	**3,367**
		Rooms	**209,626**	**11,771**	**45,884**	**23,435**	**64,210**	**21,508**	**376,434**
Upscale									
Wyndham	$ 48.98	Properties	61	2	58	25	27	39	212
		Rooms	13,709	640	16,266	7,721	4,223	7,172	49,731
Wyndham Grand	$ 53.65	Properties	9	—	45	8	16	2	80
		Rooms	2,920	—	13,411	3,663	3,820	772	24,586
Dazzler	$ 51.65	Properties	—	—	—	—	—	14	14
		Rooms	—	—	—	—	—	1,798	1,798
Esplendor	$ 46.59	Properties	—	—	—	—	—	11	11
		Rooms	—	—	—	—	—	910	910
Dolce	$ 76.84	Properties	2	—	—	1	12	1	16
		Rooms	396	—	—	342	3,221	341	4,300
Vienna House	$ 67.36	Properties	—	—	—	—	49	—	49
		Rooms	—	—	—	—	7,195	—	7,195
Total Upscale	**$ 53.34**	**Properties**	**72**	**2**	**103**	**34**	**104**	**67**	**382**
		Rooms	**17,025**	**640**	**29,677**	**11,726**	**18,459**	**10,993**	**88,520**
Luxury									
Registry Collection	NM	Properties	1	1	—	—	16	16	34
		Rooms	128	279	—	—	3,453	7,153	11,013
Extended Stay									
Echo Suites	NM	Properties	5	—	—	—	—	—	5
		Rooms	620	—	—	—	—	—	620
Hawthorn	$ 53.62	Properties	71	—	11	—	5	—	87
		Rooms	5,443	—	1,199	—	542	—	7,184
WaterWalk	$ 81.62	Properties	11	—	—	—	—	—	11
		Rooms	1,502	—	—	—	—	—	1,502
Total Extended Stay	**$ 56.25**	**Properties**	**87**	**—**	**11**	**—**	**5**	**—**	**103**
		Rooms	**7,565**	**—**	**1,199**	**—**	**542**	**—**	**9,306**
Affiliated properties [a]									
		Properties	177	3	—	11	—	3	194
		Rooms	43,229	44	—	47	—	77	43,397
Total	**$ 42.91**	**Properties**	**5,979**	**485**	**1,674**	**201**	**679**	**268**	**9,286**
		Rooms	**501,788**	**39,705**	**184,334**	**39,983**	**92,958**	**44,219**	**902,987**

_____

(a)   Affiliated properties represent properties under affiliation arrangements with former Parent or other third parties.

NM - not meaningful.

The following table presents the changes in our portfolio for the last three years:

	As of December 31,					
	2024		**2023**		**2022**	
	Properties	**Rooms**	**Properties**	**Rooms**	**Properties**	**Rooms**
Beginning balance	9,178	871,800	9,059	842,500	8,950	810,100
Additions	515	68,700	500	66,000	490	70,400
Deletions	(407)	(37,500)	(381)	(36,700)	(381)	(38,000)
Ending balance	9,286	903,000	9,178	871,800	9,059	842,500

In addition to our current hotel portfolio, we have approximately 2,100 properties and 252,000 rooms in our development pipeline throughout 66 countries. As of December 31, 2024, approximately 42% of our pipeline was located in the U.S. and 58% was located internationally; 78% of our pipeline was for new construction properties, of which 35% have broken ground and 22% represented conversion opportunities. Approximately 70% of our pipeline is for midscale and above hotels and 17% is in the extended stay segment.

Our pipeline is typically only a subset of our development activity in any given period as some of our hotel additions are executed and opened in less than 90 days and therefore may never appear in our pipeline. However, we use the pipeline to gauge interest in our brands and our continued ability to drive our net room growth projections.

Our franchise sales team consists of over 170 professionals throughout the world. Our sales team is focused on growing our franchise business through conversions of existing branded and independent hotels and partnering with developers to brand newly constructed hotels. In addition to a regional presence in the United States, we currently have sales teams located in England, Turkey, United Arab Emirates, China, Singapore, Canada, India, Mexico, Brazil, Argentina, Colombia and Australia. Our international presence in key countries allows us to quickly adapt to changes in the increasingly dynamic global marketplace and to capitalize on new opportunities as they emerge.

In 2024, our sales team executed 822 contracts representing over 103,000 rooms. A key component of driving our net room growth is our ability to retain properties within our system. Our 2024 global retention rate was 95.7%, which was a 10 basis point improvement from 2023. Our 2024 U.S. retention rate was 95.3%.

Our Guest Loyalty Program

Wyndham Rewards is our award-winning guest loyalty program that supports our portfolio of brands. The program generates significant repeat business by rewarding guests with points for each qualified stay at all of our participating properties. Members can use points for stays at over 60,000 hotels, vacation club resorts and vacation rentals globally as well as merchandise, gift cards, airlines, charities, and tours and activities. Affiliation with our loyalty programs encourages members to allocate more of their travel spending to our hotels.

Wyndham Rewards has been recognized as one of the simplest, most rewarding loyalty programs in the hotel industry, providing more value to members than any other program. It has won more than 100 awards and accolades in recent years and was recently ranked #1 "Best Hotel Loyalty Program" in USA TODAY 10 Best Readers' Choice Awards for seven consecutive years and as one of the "Best Travel Rewards Programs" by US News & World Report for ten years running.

Wyndham Rewards has approximately 114 million enrolled members. Our members accounted for over 37% of check-ins at our affiliated hotels globally and over 50% in the United States. Total membership grew 8% annually in 2024, 2023 and 2022, with approximately 8 million new enrolled members added in 2024. Our franchisees benefit from the program through repeat stays and members benefit through free night stays, as well as other redemption options for their points, such as gift cards and experiences. The program is funded by contributions from eligible revenues generated by Wyndham Rewards members and collected by us from hotels in our system. These funds are applied to reimburse hotels and partners for Wyndham Rewards points redemptions by loyalty members and to pay for administrative expenses and marketing initiatives that support the program.

OUR FRANCHISING BUSINESS

Hotel Franchising Segment Net Income and Adjusted EBITDA[(a)] ($ in millions)



(a) See Part II Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations for our definition of Hotel Franchising adjusted EBITDA. Hotel Franchising adjusted EBITDA has been recasted to conform with the current year presentation for 2020. The 2020 Hotel Franchising net income and adjusted EBITDA was impacted by COVID-19.

(b) The reconciliation of Hotel Franchising net income to Hotel Franchising adjusted EBITDA is as follows:

					Year Ended December 31,					
(in millions)		**2024** [(a)]		**2023** [(a)]		**2022**		**2021**		**2020**
Hotel Franchising net income	$	628	$	606	$	583	$	503	$	103
Depreciation and amortization		62		67		63		60		63
Stock-based compensation expense		27		25		21		18		13
Development advance notes amortization		24		15		12		11		9
Restructuring costs		14		—		—		—		15
Impairments, net		12		—		—		—		189
Foreign currency impact of highly inflationary countries		—		14		—		—		—
Hotel Franchising adjusted EBITDA	$	767	$	727	$	679	$	592	$	392

(a) For 2024 and 2023, the Hotel Franchising segment includes the former Hotel Management segment, which is primarily comprised of our remaining international full-service managed business.

We license our brands and associated trademarks to approximately 6,200 franchisees globally, which provides for a highly diversified owner base with limited concentration. Our franchisees range from sole proprietors to institutional investors such as public real estate investment trusts. Our franchise agreements are typically 10 to 20 years in length, providing significant visibility into future cash flows. Under these agreements, our direct franchisees generally pay us a royalty fee of approximately 5% of gross room revenue and a marketing and reservation fee of 3% to 5% of gross room revenue. We occasionally provide financial support in the form of loans or development advances to help generate new business.

OUR STRATEGY

Wyndham Hotels & Resorts is the world's largest hotel franchisor by number of franchised properties with approximately 9,300 hotels across 25 brands in more than 95 countries. Our mission is to make hotel travel possible for all while delivering the best value to both our owners and guests. We aim to ensure that wherever people travel, Wyndham is there to welcome them.

Operating under an asset-light business model, we generate significant cash flow, which allows us to invest in growth opportunities, strengthen our competitive position, and return capital to shareholders.

Our mission and vision are supported by the following strategic goals and objectives:

- Grow our direct franchising system by 3.6-4.6% in 2025.
- Invest in high FeePAR (RevPAR + royalty rates) growth by targeting additions with attractive RevPAR and royalty rates, while establishing a leadership position in the extended stay segment.
- Leverage government infrastructure investment opportunities tied to the U.S. Infrastructure and Chips Acts.

- Expand ancillary revenue streams by enhancing co-branded credit card offerings, introducing new products and services, and strengthening strategic marketing partnerships, including our licensing partnership with Travel + Leisure Co.
- Enhance franchisee profitability by optimizing top-line performance, lowering on-property labor and operating costs, and elevating the guest experience through continuous digital innovation.
- Maintain disciplined capital allocation by investing in strategic growth opportunities, including M&A, and returning capital to shareholders.

Our strategic priorities are more than just goals; they are a commitment to our shareholders, franchisees, and guests that we will remain focused on driving growth, operational excellence, and value creation in all we do.

CORPORATE RESPONSIBILITY

We are committed to operating our business in a way that is socially, ethically and environmentally responsible. Now more than ever, we must help ensure the future remains bright for travelers around the world. As the world's largest hotel franchising company by number of franchised properties, we have a unique opportunity to make a meaningful impact on the world while advancing our mission to make hotel travel possible for all.

As a hospitality company, service and volunteering is deeply rooted in our history and corporate culture. Our teams and franchisees around the world actively engage in their communities, generously giving in ways that enhance the lives of others. We support various charitable programs, including youth and education, military, community and environmental programs. Our philanthropy captures the dedication of our team members, leaders and business partners who have pledged to make lasting, important contributions to the communities in which we operate.

HUMAN CAPITAL

As of December 31, 2024, we had approximately 2,200 employees, consisting of approximately 1,000 employees outside of the United States.

Culture

As a leader in hospitality, we recognize the critical role that service plays for our company. At Wyndham, our values underpin our inclusive culture, drive our growth, nurture innovation, and inspire the great experiences we create for team members and the people we serve. Our signature "Count on Me" service culture encourages each team member to be responsive, respectful, and deliver great experiences to our guests, partners, communities and each other. Our Count on Me promise aligns with our core values – integrity, accountability, inclusiveness, caring and fun – and is embedded and celebrated at all levels of our organization.

Ethical leadership starts with our Board of Directors (the "Board") and is shared by senior management with every team member across every brand and business at Wyndham Hotels & Resorts. Our Business Principles guide our interactions and set the standard for how every one of us should approach our work in service to our mission. All team members are expected to embrace our shared values and principles and do their part in maintaining the highest ethical standards and behavior as we grow in communities worldwide.

Career Development

Our team members' career development is key to our ability to attract, reward, and retain the best talent and a top priority at Wyndham. We actively seek to identify and develop talent throughout the organization and maintain a long-standing practice to support the growth and development of all our team members at every stage of their careers. We develop and curate various learning content in partnership with external providers to ensure that team members maintain the knowledge, skills and abilities they need to succeed. These experiences include on-the-job practice, coaching and counseling, effective performance appraisals and honest, timely feedback as well as a vast array of formal leadership programs. Wyndham University, our global learning system, provides our team members with access to a robust learning library that is flexible and accessible to help our team members learn, grow and thrive.

Team Engagement

We engage our team by fostering a supportive values-based culture and workplace. Our core values, grounded in caring, respect and fundamental human rights, infuse different perspectives that reflect our distinct customers, team members, and communities worldwide. While we continue to be recognized for our high level of engagement, we consistently encourage open communication, collaboration and mutual respect among all team members. We bolster our efforts to recruit, retain and promote top-tier talent– all to inspire our people to contribute to meaningful change in our company, our industry, our communities and the world.

Wyndham has eight global enterprise resource groups (formerly affinity business groups). These groups serve as supportive networks, driving talent and leadership development and empowering team members to support the business, the communities in which we operate and each other. Members of our executive committee serve as sponsors of the enterprise resource groups.

Our company was named to the 2024 Top 50 Companies for Workplace Fairness by Fair360. We were further named to the Newsweek 2024 List of America's Most Loved Workplaces for the fourth consecutive year and named one of the 2024 Best Places to Work in New Jersey by New Jersey Business Magazine for the fifth consecutive year. These accolades build on our growing resume of workplace awards.

Throughout our value chain, from team members, franchisees, partners and suppliers to the community and our guests, together we strive to create an environment where everyone feels valued, inspired and highly engaged.

Wellness: Our "Be Well" Program

We are committed to offering programs that focus on the total well-being of all our team members. We also understand that nutrition, exercise, lifestyle management, physical, mental, and emotional wellness, financial health and the quality of the environment in which we work and live are also critical priorities for each of our team members. We believe that health and wellness promote both professional and personal productivity, achievement, and fulfillment, ultimately making us stronger across the organization. To encourage all our team members to lead healthier lifestyles while balancing family, work and other responsibilities, we offer several resources under our Be Well program, including both virtual and in-person wellness services, an onsite fitness facility and a Wyndham Relief Fund to help employees who are facing financial hardship.

HUMAN RIGHTS

Human rights are a basic right entitled to all. We remain committed to the well-being and safety of our team members, guests and all those that connect to our industry. In 2024, we continued to donate and encourage our team members and approximately 114 million enrolled Wyndham Rewards members to support humanitarian causes around the world.

We continue to partner with the American Hotel & Lodging Association ("AHLA") and support the 5-Star Promise, a voluntary commitment to enhance policies, trainings, and resources for hotel employees and guests. We are dedicated to our team members' safety and security, and we are proud to unite with our industry in support of a shared commitment to the incredible people who help make our guests' travels memorable.

We, along with other leaders in our industry, remain committed to supporting our industry's efforts to end human trafficking. We have worked to enhance our policies and mandated training for all our team members and franchisees to help them identify and report trafficking activities.

We are proud to work with a number of organizations including PACT, an organization whose mission is to protect every child's human right to grow up free from the threat of sexual exploitation and trafficking, and Business Ending Slavery and Trafficking (BEST), which offers training and support to help stop human trafficking.

We also support Polaris, a non-profit organization that spearheads the effort to fight against human trafficking and operates the U.S. National Human Trafficking Hotline, to which Wyndham donates Wyndham Rewards points to provide victims with temporary safe housing. As part of our giving efforts, Wyndham Rewards and its members have donated over 200 million points since inception to various non-profit organizations, including organizations supporting humanitarian causes to redeem for travel and other related goods and services.

ENVIRONMENTAL IMPACT

As the world's largest hotel franchising company, we have the opportunity to make a meaningful impact on the world and we take that opportunity seriously. We are committed to operating our business in a way that is socially, ethically and environmentally responsible. We engage team members, owners and operators around the world to uphold and leverage our core values to think globally and execute locally.

Through the Wyndham Green Program, we support franchisees by helping them to reduce operating costs through efficiency measures, drive revenue from environmentally conscious travelers, and remain competitive in the market, while increasing brand loyalty. The Wyndham Green Program consists of our internal certification with best practices to address energy and water conservation, waste diversion, responsible purchasing, as well as guest, team member and franchisee education and engagement and other operational best practices, and an environmental management tool that tracks, measures and reports environmental performance data to help franchisees improve energy efficiency, reduce greenhouse gas or ("GHG"), emissions, conserve water, and reduce waste – thus minimizing environmental impact.

Our core values and the UN Sustainable Development Goals serve as a strategic guide for our approach to sustainability, which helps advance our company's mission of making hotel travel possible for all. Our focus includes:

- Embarking on a long-term journey to help our franchisees reduce their GHG emissions in alignment with efforts to limit the rise in global temperatures in part by providing tools and best practices through our Wyndham Green Program.
- Promoting best practices around water conservation at these hotels through our Wyndham Green Program; supporting the access to clean water through our community partnerships; and reducing single-use plastics to promote clean waterways and oceans.
- Sharing best practices around waste diversion through our Wyndham Green Program to reduce waste sent to landfills and the environmental impact.
- Promoting and expanding best practices for biodiversity protection across Wyndham's franchised hotels; engaging with suppliers to make a meaningful impact to protect forests and biodiversity.

We remain committed to helping our franchisees reduce the energy, water and carbon footprint of their hotels as we work towards achieving our 2025 environmental targets. We continue to encourage and share opportunities to increase efficiencies and the usage of renewable energy where feasible with franchisees as we update our decarbonization plans with longer term targets in alignment with climate science.

We continually monitor and prioritize climate-related risks based on the financial and strategic impacts on our business. Enterprise risks, including those related to sustainability, climate and energy, are identified and assessed on an ongoing basis.

We review climate-related risks using the TCFD recommendations on an annual basis, which include both transition and physical risks. Some risks that we consider include:

- Current and emerging regulations, including those pertaining to climate-related risks and opportunities, energy efficiency, energy and GHG emissions reporting and green building codes and standards at the local, state, and national levels, are considered as risks for franchised businesses.
- Acute physical risks (extreme weather events), including hurricanes and wildfires, are increasing in frequency and can impact travel demand in specific markets, supply chains and cause physical damage to a franchisee's assets.
- Chronic physical risks, such as rising sea levels, rising mean temperatures, changes in precipitation patterns (including droughts) and extreme variability in weather patterns, can influence demand for travel and tourism in key markets adversely by decreasing revenue and/or causing property damage for franchisees.

Our business model is asset-light, which dramatically limits our capital needs and exposure to the effects of climate change while providing us the ability to mitigate and transfer some of the risks associated with physical risks to third parties. Many factors influence our reputation and the value of our hotel brands including the perception held by our guests, our franchisees, our other key stakeholders and the communities in which we do business. The environmental information that we provide is used to inform their purchasing decisions and can directly impact our revenue associated with both franchisee and management fees.

As more travelers are looking for environmentally-friendly lodging options, it is critical to position Wyndham-branded hotels optimally to provide environmentally responsible options and to make it simpler for our guests to locate and book stays with these types of hotels. Our 2024 ESG Report, which is available on our corporate website and not incorporated by reference into this Annual Report, contains additional information regarding our commitment to social responsibility and sustainability.

OUR HISTORY

Our business was initially incorporated as Hospitality Franchise Systems, Inc. in 1990 to acquire the Howard Johnson brand and the franchise rights to the Ramada brand in the United States. It was an integral part of Wyndham Worldwide Corporation and its predecessor from 1997 to 2018. Wyndham Hotels became an independent, public company in May 2018 when it was spun-off from Wyndham Worldwide, now known as Travel + Leisure Co. ("Travel + Leisure").



COMPETITION

We encounter competition among hotel franchisors and lodging operators. We believe franchisees make decisions based principally upon the perceived value and quality of the brand and the services offered. We further believe that the perceived value of a brand name is partially a function of the success of the existing hotels franchised under the brand.

The ability of an individual franchisee to compete may be affected by the location and quality of its property, the number of competitors in the vicinity, community reputation and other factors. A franchisee's success may also be affected by general, regional and local economic conditions. The potential effect of these conditions on our performance is substantially reduced by virtue of the diverse locations of our affiliated hotels and by the scale of our base. Our system is dispersed among approximately 6,200 franchisees, which reduces our exposure to any one franchisee. One master franchisor in China for the Super 8 brand accounts for 12% of our hotels. Apart from this relationship, no one franchisee accounts for more than 2% of our hotels.

SEASONALITY

While the hotel industry is seasonal in nature, periods of higher revenues vary property-by-property and performance is dependent on location and guest base. Based on historical performance, revenues from franchise contracts are generally higher in the second and third quarters than in the first or fourth quarters due to increased leisure travel during the spring and summer months. Our cash from operating activities may not necessarily follow the same seasonality as our revenues and may vary due to timing of working capital requirements and other investment activities. The seasonality of our business may cause fluctuations in our quarterly operating results, earnings, profit margins and cash flows. As we expand into new markets and geographical locations, we may experience increased or different seasonality dynamics that create fluctuations in operating results different from the fluctuations we have experienced in the past.

INTELLECTUAL PROPERTY

Wyndham Hotels owns the trademarks and other intellectual property rights related to our hotel brands, including the "Wyndham" trademark. We actively use, directly or through our licensees, these trademarks and other intellectual property rights. We operate in a highly competitive industry in which the trademarks and other intellectual property rights related to our hotel brands are very important to the marketing and sales of our services. We believe that our hotel brand names have come to represent high standards of quality, caring, service and value to our franchisees and guests. We register the trademarks we own in the United States Patent and Trademark Office, as well as with other relevant authorities, where we deem appropriate, and otherwise seek to protect our trademarks and other intellectual property rights from unauthorized use as permitted by law.

GOVERNMENT REGULATION

Our business is subject to various foreign and U.S. federal and state laws and regulations. In particular, our franchisees are subject to the local laws and regulations in each country in which such hotels are operated, including employment laws and practices, privacy laws and tax laws, which may provide for tax rates that vary from those of the United States and which may provide that our foreign earnings are subject to withholding requirements or other restrictions, unexpected changes in regulatory requirements or monetary policy and other potentially adverse tax consequences. Our franchisees and other aspects of our business are also subject to various foreign and U.S. federal and state laws and regulations, including the Americans with Disabilities Act and similar legislation in certain jurisdictions outside of the United States.

The Federal Trade Commission, various states and other foreign jurisdictions regulate the offer and sale of franchises. The Federal Trade Commission requires us to furnish to prospective franchisees a franchise disclosure document containing prescribed information prior to execution of a binding franchise agreement or payment of money by the prospective franchisee. State regulations also require franchisors to make extensive disclosure to prospective franchisees, and a number of states also require registration of the franchise disclosure document prior to sale of any franchise within the state. Non-compliance with disclosure and registration laws can affect the timing of our ability to sell franchises in these jurisdictions. Additionally, laws in many states and foreign jurisdictions also govern the franchise relationship, such as imposing limits on a franchisor's ability to terminate franchise agreements or to withhold consent to the renewal or transfer of these agreements. Failure to comply with these laws and regulations has the potential to result in fines, injunctive relief, and/or payment of damages or restitution to individual franchisees or regulatory bodies, or negative publicity impairing our ability to sell franchises.

INFORMATION ABOUT OUR EXECUTIVE OFFICERS

Geoffrey A. Ballotti, 63, serves as our President and Chief Executive Officer and member of our Board. From March 2014 to May 2018, Mr. Ballotti served as President and Chief Executive Officer of Wyndham Hotel Group. From March 2008 to March 2014, Mr. Ballotti served as Chief Executive Officer of Wyndham Destination Network. From October 2003 to March 2008, Mr. Ballotti was President of the North America Division of Starwood Hotels and Resorts Worldwide. From 1989 to 2003, Mr. Ballotti held leadership positions of increasing responsibility at Starwood Hotels and Resorts Worldwide, including President of Starwood North America, Executive Vice President, Operations, Senior Vice President, Southern Europe and Managing Director, Ciga Spa, Italy. Prior to joining Starwood Hotels and Resorts Worldwide, Mr. Ballotti was a Banking Officer in the Commercial Real Estate Group at the Bank of New England.

Michele Allen, 50, serves as our Chief Financial Officer and Head of Strategy. From December 2019 to February 2024, Ms. Allen served as our Chief Financial Officer. From May 2018 to December 2019, Ms. Allen served as Executive Vice President and Treasurer. From April 2015 to May 2018, Ms. Allen served as Senior Vice President of Finance for Wyndham Worldwide. From August 2006 to March 2015, Ms. Allen held leadership positions of increasing responsibility at Wyndham Hotel Group, including Senior Vice President of Finance and Controller. From 1999 to August 2006, Ms. Allen served in positions of increasing responsibility at Wyndham Worldwide's predecessor. Ms. Allen began her career as an independent auditor at Deloitte & Touche LLP.

Paul F. Cash, 55, serves as our General Counsel, Chief Compliance Officer and Corporate Secretary. From October 2017 to May 2018, Mr. Cash served as Executive Vice President and General Counsel of Wyndham Hotel Group. From April 2005 to September 2017, Mr. Cash served as Executive Vice President and General Counsel and in legal executive positions with increasing leadership responsibility for Wyndham Destination Network. From January 2003 to April 2005, Mr. Cash was a partner in the Mergers and Acquisitions, International and Entertainment and New Media practice groups of Alston & Bird LLP and from February 1997 to December 2002 he was an associate at Alston & Bird LLP. From August 1995 until February 1997, Mr. Cash was an associate at the law firm Pünder, Volhard, Weber & Axster in Frankfurt, Germany.

Monica Melancon, 57, serves as our Chief Human Resource Officer. From March 2020 to February 2021, Ms. Melancon served as Group Vice President, Human Resources – Managed. Ms. Melancon joined Wyndham Hotels & Resorts, Inc. in May 2018 and continued in her role as Vice President, Employee Relations following the Company's acquisition of La Quinta in May 2018 where she had served in the same role from August 2016 to May 2018. Ms. Melancon previously served as Regional Employee Relations Manager of La Quinta from March 2015 to July 2016. Prior to joining La Quinta, Ms. Melancon served 15 years in various human resource positions of increasing responsibility at Target Corporation.

Nicola Rossi, 58, serves as our Chief Accounting Officer. From July 2006 to May 2018, Mr. Rossi served as Senior Vice President and Chief Accounting Officer for Wyndham Worldwide. Mr. Rossi was Vice President and Controller of Cendant's Hotel Group from June 2004 to July 2006. From April 2002 to June 2004, Mr. Rossi served as Vice President, Corporate Finance for Cendant. From April 2000 to April 2002, Mr. Rossi was Corporate Controller and from June 1999 to March 2000 was Assistant Corporate Controller of Jacuzzi Brands, Inc. Mr. Rossi began his career as an independent auditor at Deloitte & Touche LLP.

Scott R. Strickland, 54, serves as our Chief Commercial Officer. From November 2023 to April 2024, Mr. Strickland served as our Chief Information and Distribution Officer. From May 2018 through November 2023, Mr. Strickland served as Chief Information Officer of the Company. From March 2017 to May 2018, Mr. Strickland served as Chief Information Officer of Wyndham Hotel Group. From November 2011 to March 2017, Mr. Strickland served as Chief Information Officer for Denon Marantz Electronics. From February 2005 to June 2010, Mr. Strickland served as Chief Information Officer for Black & Decker HHI. From 1999 to 2005, Mr. Strickland served as an Associate Partner with PricewaterhouseCoopers.

Item 1A. Risk Factors.

RISK FACTORS

You should carefully consider each of the following risk factors and all of the other information set forth in this report. Based on the information currently known to us, we believe that the following information identifies the most significant risk factors affecting our Company. However, the risks and uncertainties we face are not limited to those set forth in the risk factors described below. Additional risks and uncertainties not presently known to us or that we currently believe to not presently create significant risk to us may also adversely affect our business. In addition, past financial performance may not be a reliable indicator of future performance and historical trends should not be used to anticipate results or trends in future periods. If any of the following risks and/or uncertainties develop into actual events, these events could have a material adverse effect on our business, financial condition or results of operations. In such case, the trading price of our common stock could decline.

Risks Relating to Our Industry

The lodging industry is highly competitive, and we are subject to risks related to competition that may adversely affect our performance and growth.

Our continued success depends upon our ability to compete effectively in markets that contain numerous competitors, some of whom may have significantly greater financial, marketing and other resources than we have. We compete with other hotel franchisors for franchisees and we may not be able to grow our franchise system. New hotels may be constructed and these additions to supply create new competitors, in some cases without corresponding increases in demand for lodging. Competition may reduce fee structures, potentially causing us to lower our fees and/or offer other incentives, and may require us to offer terms to prospective franchisees less favorable to us than current franchise agreements, which may adversely impact our profits. Our franchisees also compete with alternative lodging channels, including third-party providers of short-term rental properties and serviced apartments, and vacation options, such as cruising. Increasing use of these alternative lodging channels or vacation options could adversely affect the occupancy and/or average rates at franchised hotels and our revenues. The use of business models by competitors that are different from ours may require us to change our model so that we can remain competitive.

Declines in or disruptions to the travel and hotel industries may adversely affect us.

We face risks affecting the travel and hotel industries that include, but are not limited to: economic slowdown and potential recessionary pressures; economic factors such as inflation, rising interest rates, employment layoffs, increased costs of living and reduced discretionary income, which may adversely impact decisions by consumers and businesses to use travel accommodations; domestic unrest, terrorist incidents and threats and associated heightened travel security measures; political instability or political and regional strife, including the ongoing conflicts between Russia and Ukraine and conflicts in the Middle East; acts of God such as earthquakes, hurricanes, fires, floods, volcanoes and other natural disasters; war; concerns with or threats of known and novel contagious diseases or health epidemics or pandemics; environmental disasters; lengthy power outages; cyber threats and attacks; increased pricing, financial instability and capacity constraints of air carriers; and job actions and strikes in the airline and hospitality industries generally. Increases in the frequency and severity of extreme weather events and other consequences of climate change (including any related regulations) could impact travel demand generally, lead to supply chain interruptions, cause damage to physical assets or adversely impact the accessibility or desirability of travel to certain locations.

For example, certain of our franchisees' properties are located in coastal areas that could be threatened should sea levels dramatically rise, or are located in areas where the risk of natural or climate-related disaster or other catastrophic losses exists, and the occurrence of such an event could cause substantial damage to our franchisees' properties and/or the surrounding area. Because a significant portion of our revenues is derived from fees based on room revenues, disruptions at our franchised properties due to such occurrences may adversely impact the fees we collect from these properties. In the event of a substantial loss, the insurance coverage carried by our franchisees may not be sufficient to pay the full value of financial obligations, liabilities or the replacement cost of any lost investment or property held by our franchisees. Additionally, certain types of losses may be uninsurable or prohibitively expensive to insure, and other types of losses or risks that our franchisees may face could fall outside of the general coverage terms and limits of their policies. Such factors could lead to certain losses by our franchisees being completely uninsured in which case we could lose future fees we collect from these properties, may be exposed to a potential impairment of any development advance notes funded to the franchisee should the underlying guarantees provided to us prove to be insufficient and could result in unanticipated room terminations.

Any declines in or disruptions to the travel or hotel industries may adversely affect travel demand and the results of our operations, and those of our current franchised hotels and potential franchisees and developers. Any of these factors could increase our costs, reduce our revenues and otherwise adversely impact our profitability and/or opportunities for growth.

Third-party internet travel intermediaries and peer-to-peer online networks may adversely affect us.

Consumers use third-party internet travel intermediaries, including search engines, and peer-to-peer online networks to search for and book their lodging accommodations. As the percentage of internet reservations increases, travel intermediaries may be able to obtain higher commissions and reduced room rates to the detriment of our business. Additionally, such travel intermediaries may divert reservations away from our direct online channels or increase the overall cost of internet reservations for our affiliated hotels through their fees and a variety of online marketing methods, including the purchase by certain travel intermediaries of keywords consisting of or containing our hotel brands from Internet search engines to influence search results and direct guests to their websites. If we fail to reach satisfactory agreements with travel intermediaries, our affiliated hotels may not appear on their websites and we could lose business as a result. Further, travel intermediaries may seek to offer distribution services and/or rewards programs under their own brands directly to lodging accommodations in competition with our core franchise business and loyalty program.

Pandemics and other health crises could affect our business, financial condition and results of operations.

The emergence, severity, magnitude and duration of global or regional health crises are uncertain and difficult to predict. A pandemic, such as the COVID-19 pandemic which in the past had an adverse impact on our business, could again affect certain business operations, consumer demand in the hospitality industry, costs of doing business, availability of labor to us and our suppliers, access to inventory, supply chain operations, our ability to predict future performance, exposure to litigation, and our financial performance, among other things. Other factors and uncertainties related to potential pandemics and health crises include, but are not limited to:

- Evolving macroeconomic factors, including general economic uncertainty, unemployment rates, and recessionary pressures;
- Unknown consequences on our business performance and initiatives stemming from the substantial investment of time and other resources to the pandemic response;
- Potential government actions including, but not limited to, restrictions on travel and stay-in-place directives;
- The pace of post-pandemic recovery;

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- The long-term impact of the pandemic on our business, including consumer behaviors; and
- Disruption and volatility within the financial and credit markets.

Risks Relating to Our Operations and Acquisitions

We are subject to business, financial, operating and other risks common to the hotel and hotel franchising industries which also affect our franchisees, any of which could reduce our revenues, limit our growth or otherwise impact our business.

A significant portion of our revenue is derived from fees based on room revenues at hotels franchised under our brands. As such, our business is subject, directly or through our franchisees, to risks common in the hotel and hotel franchising industries, including risks related to:

- our ability to meet our objectives for growth in the number of our franchised hotels and hotel rooms in our franchise system and to retain and renew franchisee contracts, all on favorable terms;
- the number, occupancy and room rates of hotels operating under our franchise agreements;
- the delay of hotel openings in our pipeline;
- changes in the supply and demand for hotel rooms;
- increased pricing or supply chain disruptions for raw materials which could cause delays in the completion and development of new hotels;
- our ability to develop and maintain positive relations and contractual arrangements with current and potential franchisees under our franchise agreements and other third parties, including marketing alliances and affiliations with e-commerce channels;
- our franchisees' pricing decisions;
- the quality of the services provided by franchisees and their investments in the maintenance and improvement of properties;
- the bankruptcy or insolvency of a significant number of our franchised hotels;
- the financial condition of franchisees, owners or other developers and the availability of financing to them;
- adverse events occurring at franchised hotel locations, including personal injuries, food tampering, contamination or the spread of illness, including through pandemics or other health crises;
- negative publicity, which could damage our hotel brands;
- our ability to successfully market our current or any future hotel brands and programs, including our rewards program, and to service or pilot new initiatives, including ancillary revenue growth initiatives;
- our relationship with certain multi-unit franchisees;
- changes in the laws, regulations, legislation and government spending affecting our business, internationally and domestically, including administration of, changes relating to, or our ability to capitalize on the government spend under the U.S. Infrastructure Investment and Jobs Act, the CHIPS Act and the Inflation Reduction Act, including as a result of any change in governing party;
- our failure to adequately protect and maintain our trademarks and other intellectual property rights;
- the relative mix of branded hotels in the various hotel industry price categories;
- corporate budgets and spending, and cancellations, deferrals or renegotiation of group business;
- seasonal or cyclical volatility in our business;
- operating costs, including as a result of inflation, energy costs and labor costs, such as minimum wage increases and unionization, workers' compensation and healthcare related costs and insurance; and
- disputes, claims and litigation and other legal proceedings concerning our franchised hotels' operations, including with consumers, government regulators, other businesses, franchisees, organized labor activities and class actions.

Any of these factors could reduce our revenues, increase our costs or otherwise limit our opportunities for growth.

Our international operations are subject to additional risks not generally applicable to our domestic operations.

Our international operations are subject to numerous risks including: exposure to local economic conditions; potential adverse changes in the diplomatic relations of foreign countries with the U.S.; hostility from local populations; political instability, including as a result of the ongoing conflicts between Russia and Ukraine and the conflicts in the Middle East, respectively; trade disputes with trade partners, including China; potential military conflict resulting from escalating political tensions with Russia and China and other geopolitical risks; threats or acts of terrorism; the effect of disruptions caused by severe weather, natural disasters, outbreak of disease, such as pandemics or other health crises, or other events that make widespread travel or travel to a particular region less attractive or more difficult; the presence and acceptance of varying levels of business corruption in international markets; restrictions and taxes on the withdrawal of foreign investment and earnings; government policies against businesses or properties owned by foreigners; investment restrictions or requirements; diminished ability to legally enforce our contractual rights in foreign countries; forced nationalization of hotel properties by local, state or national governments; foreign exchange restrictions; fluctuations in foreign currency exchange rates, including the negative impact of the weakening of foreign currencies in geographic regions in which we operate relative to the U.S.

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dollar; our ability to, or our decision whether or not in particular instances to, hedge against foreign currency effects, and whether we are successful in any such hedging transactions; the ability to comply with or the effect of complying with new and developing laws, regulations and policies of foreign governments, including with respect to climate change, data protection and privacy; conflicts between local laws and U.S. laws, including laws that impact our rights to protect our intellectual property; withholding and other taxes on remittances and other payments by subsidiaries; and changes in and application of foreign taxation structures including value added taxes. Any adverse outcome resulting from the financial instability or performance of foreign economies, the instability of other currencies and the related volatility on foreign exchange and interest rates could adversely impact our results of operations, financial condition or cash flows.

We are dependent on our senior management and the loss of any member of our senior management could harm our business.

We believe that our future growth depends in part on the continued services of our senior management team. Losing the services of any member of our senior management team could adversely affect our strategic relationships and impede our ability to execute our business strategies. The market for qualified individuals may be highly competitive and finding and recruiting suitable replacements for senior management may be difficult, time-consuming and costly. While we have updated our policies and practices to provide more flexibility for remote work, we may experience increased attrition of employees to other opportunities as a result of a competitive labor market and, particularly as certain employees may seek more flexible work alternatives than we offer, may seek positions with companies outside of the geographic area in which they live that offer remote work opportunities, or may decide to scale back their work life for personal reasons. If we are unable to retain our personnel, particularly our senior management team, our business could be harmed.

Acquisitions and other strategic transactions may not prove successful and could result in operating difficulties and failure to realize anticipated benefits.

We regularly consider a wide array of acquisitions and other potential strategic transactions, including acquisitions of hotel brands, businesses and real property, joint ventures, business combinations, strategic investments and dispositions. Any of these transactions could be material to our business. We often compete for these opportunities with third parties, which may cause us to lose potential opportunities or to pay more than we may otherwise have paid absent such competition. We may not be able to identify and consummate strategic transactions and opportunities on favorable terms and any such strategic transactions or opportunities, if consummated, may not be successful.

Risks Relating to Our Relationships with Third Parties

Our license and other fees could be impacted by any softness in Travel + Leisure's sales of vacation ownership interests.

In connection with our 2018 spin-off (the "Spin-Off") from Wyndham Worldwide, now known as Travel + Leisure Co., we entered into a number of agreements with Travel + Leisure that govern our ongoing relationship with Travel + Leisure. Our success depends, in part, on the maintenance of our ongoing relationship with Travel + Leisure, Travel + Leisure's performance of its obligations under these agreements and continued strategic focus on sales of vacation ownership interests, including Travel + Leisure's maintenance of the quality of products and services it sells under the "Wyndham" trademark and certain other trademarks and intellectual property that we license to Travel + Leisure. Under the License, Development and Noncompetition Agreement, Travel + Leisure pays us significant royalties and other fees based on the volume of Travel + Leisure's sales of vacation ownership interests and other vacation products and services. If Travel + Leisure is unable to compete effectively for sales of vacation ownership interests, our royalty fees under such agreement could be adversely impacted. If we are unable to maintain a good relationship with Travel + Leisure, or if Travel + Leisure does not perform its obligations under these agreements, fails to maintain the quality of the products and services it sells under the "Wyndham" trademark and certain other trademarks or fails to pay such royalties, our earnings could decrease.

Risks Relating to Regulation and Technology

Our operations are subject to extensive regulation and the cost of compliance or failure to comply with regulations may adversely affect us.

Our operations are regulated by federal, state and local governments in the countries in which we operate. In addition, U.S. and international federal, state and local regulators may enact new laws and regulations that may reduce our profits or require us to modify our business practices substantially. If we are not in compliance with applicable laws and regulations, including, among others, those governing franchising, hotel operations, lending, information security, data protection and privacy (such as the General Data Protection Regulation, U.S. State privacy laws, the Personal Information Protection Law of the People's Republic of China or similar laws or regulations), credit card security standards, marketing, including sales, consumer protection and advertising, unfair and deceptive trade practices, fraud, bribery and corruption, licensing, labor, employment, anti-discrimination, health care, health and safety, accessibility, immigration, gaming, environmental,

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intellectual property, securities, stock exchange listing, accounting, tax and regulations applicable under the Dodd-Frank Act, the Office of Foreign Assets Control, the Americans with Disabilities Act, the Sherman Act, the Foreign Corrupt Practices Act and local equivalents in international jurisdictions, including the United Kingdom Bribery Act, we may be subject to regulatory investigations or actions, fines, civil and/or criminal penalties, injunctions and potential criminal prosecution. Changes to such laws and regulations and the cost of compliance or failure to comply with such regulations may adversely affect us.

Additionally, some jurisdictions are considering or have undertaken actions to regulate greenhouse gas emissions, energy efficiency, energy consumption reporting and green building codes. Such actions could affect the operation of our franchisees' properties and result in increased capital expenditures, such as those used to improve the energy efficiency of properties. The cost of such governmental actions would depend upon the specific requirements and may impact our financial condition, results of operations or ability to compete.

Failure to maintain the security of personally identifiable and proprietary information, non-compliance with our contractual obligations regarding such information or a violation of our privacy and security policies or processes with respect to such information could adversely affect us.

In connection with our business, we and our service providers collect, use and store large volumes of certain types of personal and proprietary information pertaining to guests, franchisees, stockholders and employees. Such information includes, but is not limited to, large volumes of guest credit and payment card information. We are at risk of attack by cybercriminals operating on a global basis attempting to gain access to such information. In connection with data security incidents involving a group of Wyndham brand hotels that occurred between 2008 and 2010, one of our subsidiaries is subject to a stipulated order with the U.S. Federal Trade Commission (the "FTC"), pursuant to which, among other things, it must meet certain requirements for reasonable data security as outlined in the stipulated order.

While we maintain what we believe are reasonable security controls over personal and proprietary information as part of our risk assessment program in an effort to protect, detect, respond to, and minimize or prevent risks and to enhance the resiliency of our information technology systems, a breach of or breakdown in our systems could result in operating failures, unauthorized access, service interruptions or failures, security breaches, malicious intrusions, theft, exfiltration, ransomware, cyber-attacks, or other compromises of our systems that result in the unauthorized release of personal or proprietary information. Such breach could have a material adverse effect on our hotel brands, reputation, business, financial condition and results of operations, as well as subject us to significant fines, litigation, losses, third-party damages and other liabilities, or our subsidiary could fail to comply with the stipulated order with the FTC. We may face increased cybersecurity risks due to our increasing reliance on internet technology and the number of our employees who are working remotely, which may create additional opportunities for cybercriminals to exploit vulnerabilities. Cybercriminal "hacker" activity has increased in sophistication, duration and frequency since 2020 and poses additional risks.

Data breaches, viruses, ransomware, worms, malicious software, and other serious cyber incidents have increased globally, along with the methods, techniques and complexity of attacks, including efforts to discover and exploit any design flaws, bugs or other security vulnerabilities. Additionally, continued geopolitical turmoil, including the ongoing conflicts between Russia and Ukraine and the conflicts in the Middle East, respectively, has heightened the risk of cyber-attacks. We have been, and likely will continue to be, subject to such cyber-attacks. Also, the same cyber security issues exist for the third parties with whom we interact and share information, and cyber-attacks on third parties which possess or use our guest, personnel and other information could adversely impact us in the same way as would a direct cyber-attack on us. Although we do not believe we have incurred any ongoing material adverse impact on our business strategy, results of operations or financial condition as a result of any present or recent cyber-attack, there is no guarantee that cyber-attacks have not gone generally undetected or without general recognition of magnitude or will not occur in the future, any of which could materially adversely affect our brands, reputation, consumer confidence in us, costs and profitability. In addition, the security measures we deploy are not perfect or impenetrable, and we may be unable to anticipate or prevent all unauthorized access attempts made on our systems or those of our third-party service providers.

Additionally, the legal and regulatory environment surrounding information security and privacy in the U.S. and international jurisdictions is constantly evolving, including recent developments and complexities with regard to requirements for the cross-border transfer of personal information due to emerging laws, regulations and judicial decisions (such as cross-border data transfer regulations issued by the People's Republic of China authorities). Other jurisdictions may impose additional restrictions or requirements on cross-border transfers including limitations on transferring data beyond the originating country. Violation or non-compliance with any of these laws or regulations, contractual requirements relating to data security and privacy, or with our own privacy and security policies or processes, either intentionally or unintentionally, or through the acts of intermediaries could have a material adverse effect on our hotel brands, reputation, business, financial condition and results of operations, as well as subject us to significant fines, litigation, losses, third-party damages and other liabilities. While we maintain cyber risk insurance, in the event of a significant security or data breach, this insurance may not cover all of the losses (including but not limited to financial, operational, legal, business or reputational losses) that we may suffer and may result in increased cost or impact the future availability of coverage.

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We rely on information technologies and systems to operate our business, which involves reliance on third-party service providers and on uninterrupted operation of service facilities.

We rely on information technologies and systems to operate our business, which involves reliance on third-party service providers (including cloud-based service providers), such as Sabre Corporation and its SynXis Platform and Oracle Hospitality, and uninterrupted operations of our and third-party service facilities, including those used for reservation systems, hotel/property management, communications, procurement, call centers, operation of our loyalty program and administrative systems. We and our vendors also maintain physical facilities to support these systems and related services. As a result, in addition to failures that occur from time to time in the ordinary course of business, we and our vendors may be vulnerable to system failures, computer hacking, cyber-terrorism, computer viruses and other intentional or unintentional interference, negligence, fraud, misuse and other unauthorized attempts to access or interfere with these systems and our personal and proprietary information. The increased scope and complexity of our information technology infrastructure and systems could contribute to the potential risk of security breaches or breakdown. Any natural disaster, disruption or other impairment in our technology capabilities and service facilities or those of our vendors could adversely affect our business. In addition, failure to keep pace with developments in technology could impair our operations or competitive position.

We may use artificial intelligence in our business, and challenges with properly managing its use could result in reputational harm, competitive harm, and legal liability, and adversely affect our results of operations.

We may incorporate artificial intelligence ("AI") solutions into our business, offerings, services and features, and these applications may become important in our operations over time. Our competitors or other third parties may incorporate AI into their products more quickly or more successfully than us, which could impair our ability to compete effectively and adversely affect our results of operations. Additionally, if the content, analyses, or recommendations that AI applications assist in producing are or are alleged to be deficient, inaccurate, or biased, our business, financial condition, and results of operations may be adversely affected. The use of AI applications may result in cybersecurity incidents that implicate the personal data of end users of such applications. Any such cybersecurity incidents related to our use of AI applications could adversely affect our reputation and results of operations. AI also presents emerging ethical issues and if our use of AI becomes controversial, we may experience brand or reputational harm, competitive harm, or legal liability. The rapid evolution of AI, including potential future regulation of AI, may also result in additional costs associated with compliance with emerging regulations. This evolution, including potential government regulation of AI, may require significant resources to develop, test and maintain our business, offerings, services, and features to help us implement AI ethically in order to minimize unintended, harmful impact.

Risks Relating to Our Tax Treatment and Indebtedness

Changes in U.S. federal, state and local or foreign tax law, interpretations of existing tax law or adverse determinations by tax authorities could increase our tax burden or otherwise adversely affect our financial condition or results of operations.

We are subject to taxation at the federal, state and local levels in the U.S. and various other countries and jurisdictions. Our future effective tax rate and cash flows could be affected by changes in the composition of earnings in jurisdictions with differing tax rates, changes in statutory rates and other legislative changes, changes in the valuation of our deferred tax assets and liabilities, changes in determinations regarding the jurisdictions in which we are subject to tax and our ability to repatriate earnings from foreign jurisdictions. From time to time, U.S. federal, state and local and foreign governments make substantive changes to tax rules and their application, which could result in materially higher corporate taxes than would be incurred under existing tax law and could adversely affect our financial condition or results of operations. We are subject to ongoing and periodic tax audits and disputes in U.S. federal and various state, local and foreign jurisdictions. An unfavorable outcome from any tax audit could result in higher tax costs, penalties and interest, thereby adversely affecting our financial condition or results of operations.

In addition, we are directly and indirectly affected by new tax legislation and regulation and the interpretation of tax laws and regulations worldwide. Changes in such legislation, regulation or interpretation could increase our taxes and have an adverse effect on our operating results and financial condition. This includes potential changes in tax laws or the interpretation of tax laws arising out of the Base Erosion Profit Shifting ("BEPS") project initiated by the Organization for Economic Co-operation and Development ("OECD"). In July and October of 2021, the OECD/G-20 Inclusive Framework on BEPS released statements outlining a political agreement on the general rules to be adopted for taxing the digital economy, specifically with respect to nexus and profit allocation (Pillar One) and rules for a global minimum tax (Pillar Two). On December 15, 2022, the European Union Member States formally adopted the European Union's Pillar Two Directive with effective dates of January 1, 2024 and January 1, 2025 for certain aspects of the directive. The Pillar Two directive has been implemented or is expected to be implemented via domestic legislation of countries or via international treaties. The enactment could have a material impact on our effective tax rate or result in higher cash tax liabilities. There can be no assurance that our tax payments, tax credits or incentives will not be adversely affected by these or other initiatives.

We are subject to risks related to our debt, hedging transactions, our extension of credit and the cost and availability of capital.

As of December 31, 2024, we had aggregate outstanding debt of $2,463 million. We may incur additional indebtedness in the future, which may magnify the potential impacts of the risks related to our debt. Our debt instruments contain restrictions, covenants and events of default that, among other things, could limit our ability to respond to changing business and economic conditions; take advantage of business opportunities; incur or guarantee additional debt; pay dividends or make distributions or repurchases; make investments or acquisitions; sell, transfer or otherwise dispose of certain assets; create liens; consolidate or merge; enter into transactions with affiliates; and prepay and repurchase or redeem certain indebtedness. Failure to meet our payment obligations or comply with other financial covenants could result in a default and acceleration of the underlying debt and under other debt instruments that contain cross-default provisions.

In order to reduce or hedge our financial exposure to the effects of currency and interest rate fluctuations, we may use financial instruments, such as hedging transactions. Changes in interest rates may adversely affect our financing costs and/or change the market value of our hedging transactions. Any failure or non-performance of counterparties under our hedging transactions could result in losses. Changes in interest rates may also adversely change the market value of our hedging transactions and may adversely affect financing costs. While a significant portion of our debt is effectively at a fixed rate of interest and our nearest maturity is not until 2027, a significant increase in financing cost due to increased interest rates may hinder our efforts to expand our franchisee footprint, which could adversely affect our cash flows and business.

In addition, we extend credit to assist franchisees in converting to, or building a new hotel under, one of our hotel brands through development advance notes and mezzanine or other forms of subordinated financing and we have a program that guarantees a portion of loans taken by franchisees for certain new construction projects. The inability of franchisees to pay back such loans could materially and adversely affect our results of operations, financial condition or cash flows.

We may need to dedicate a significant portion of our cash flows to the payment of principal and interest. Our ability to obtain additional financing for working capital, capital expenditures, acquisitions, debt service requirements or general corporate or other purposes may be limited, and we may be unable to renew or refinance our debt on terms as favorable as our existing debt or at all. Additionally, certain market liquidity factors, including uncertainty or volatility in the equity and credit markets, outside of our control could affect our access to credit and capital in the future and adversely impact our business plans and operating model. Our credit rating and the market value of our common stock could also be affected. While we believe we have adequate sources of liquidity to meet our anticipated requirements for working capital, debt service and capital expenditures for the foreseeable future, if we are unable to refinance or repay our outstanding debt when due, our results of operations and financial condition will be materially and adversely affected.

Changes to estimates or projections used to assess the fair value of our assets or operating results that are lower than our current estimates may cause us to incur additional impairment losses and require us to write-off all or a portion of the remaining value of our goodwill or other intangibles of companies we have acquired.

Our total assets include goodwill and other intangible assets. We evaluate our goodwill for impairment on an annual basis or at other times during the year if events or circumstances indicate that it is more likely than not that the fair value is below the carrying value. We may be required to record significant non-cash impairment charges in our financial statements during the period in which any impairment of our goodwill, other intangible assets or other assets is determined, which would negatively impact our results of operations and stockholders' equity.

Risks Relating to Litigation, Reputation and Insurance

We are subject to risks related to litigation.

We are subject to a number of disputes, claims, litigation and other legal proceedings as described in this report, and any unfavorable rulings or outcomes in current or future litigation and other legal proceedings may materially harm our business. For additional information, see our Commitments and Contingencies note (Note 13) in the notes to our financial statements.

We are subject to risks related to human trafficking allegations.

Our business, along with the hospitality industry generally, faces risk that could cause damage to our reputation and the value of our hotel brands due to claims related to purported incidents of human trafficking. Along with many of our competitors, we and/or certain of our subsidiaries have been named as defendants in litigation matters filed in state and federal courts (and incurred litigation-related fees and costs), alleging statutory and common law claims arising from purported incidents of human trafficking perpetrated by third parties at certain franchised facilities and hotels once managed by certain of our subsidiaries. Due to the cadence of litigation filings, dismissals and settlements, including litigants attempting to preserve claims by filing within applicable statutory limitations periods, the number of pending matters may fluctuate from time to time. For additional information, see our Commitments and Contingencies note (Note 13) in the notes to our financial statements.

The insurance we carry may not always pay, or be sufficient to pay or reimburse us, for our liabilities, losses or replacement costs.

We carry insurance for general liability, property, business interruption and other insurable risks with respect to our business and franchised hotels. We also self-insure for certain risks up to certain monetary limits. The insurance coverage we carry, subject to our deductible, may not be sufficient to pay or reimburse us for the amount of our liabilities, losses or replacement costs, and there may also be risks for which we do not obtain insurance in the full amount, or some amount, or at all concerning a potential loss or liability, due to the cost or availability of such insurance. As a result, we may incur liabilities or losses in the operation of our business that are not sufficiently covered by the insurance we maintain, or at all, which could have a material adverse effect on our business, financial condition and results of operations.

Risks Relating to Our Common Stock and Corporate Governance

The market price of our common stock may continue to fluctuate.

The market price for our common stock, and the market price of stock of other companies operating in the hospitality industry, has been highly volatile. For example, during the year ended December 31, 2024, the trading price of our common stock ranged between a low sales price of $67.67 and a high sales price of $105.16. The market price of our common stock may continue to fluctuate depending upon many factors, some of which may be beyond our control, including pandemics or other health crises, our ability to achieve growth and performance objectives, the success or failure of our business strategy, stockholder activism or unsolicited takeover proposals or proxy contests, general economic conditions, our quarterly or annual earnings and those of other companies in our industry, changes in financial estimates and recommendations by securities analysts, changes in laws and regulations, political instability, increased competition and changes affecting the travel industry and other events impacting our business. The stock market in general has experienced volatility that has often been unrelated to the operating performance of a particular company. These market fluctuations may adversely affect the trading price of our common stock.

Certain of our Directors and executive officers may have actual or potential conflicts of interest because of their current positions at Travel + Leisure or their ownership of Travel + Leisure equity.

Two of our Directors serve on the Travel + Leisure board of directors and certain of our executive officers and non-employee Directors own shares of Travel + Leisure common stock. This could create, or appear to create, potential conflicts of interest when our or Travel + Leisure's management, officers and directors face decisions that could have different implications for us and Travel + Leisure.

We are subject to risks related to environmental, social and governance activities.

Our business, along with the hospitality industry generally, faces scrutiny related to environmental, social and governance activities and the risk of damage to our reputation and the value of our hotel brands if we fail to act responsibly or comply with new or existing regulatory requirements in a number of areas, such as safety and security, responsible tourism, environmental stewardship, responsible sourcing, supply chain management, climate change, human rights, diversity, equity and inclusion, philanthropy and support for local communities. We have experienced and may continue to experience increased pressure from our stakeholders to provide additional transparency and to establish commitments, goals or targets with respect to various environmental, social and governance related issues and to act to meet those commitments, goals and targets. Our stakeholders may not agree with our strategies on these issues, and any perception that we have failed to achieve or to act responsibly with respect to such matters may adversely affect our reputation amongst our stakeholders and may affect our guests' travel choices and directly impact our revenue.

We are subject to risks related to stockholder activism or an unsolicited takeover proposal or a proxy contest.

In recent years, proxy contests and other forms of stockholder activism have been directed against numerous public companies. We recently defended against an unsuccessful hostile takeover attempt, which required us to incur significant expenses and costs and was a distraction for our Board, management and team members. If such a proposal were to be made again, similar distractions and additional significant costs may occur, which could have a material adverse effect on our business, financial condition or results of operations.

Stockholder activists may also seek to involve themselves in our governance, strategic direction and operations through stockholder proposals or otherwise. Such proposals could result in substantial cost and divert our attention and resources from our business and our ability to execute our strategic objectives. Additionally, shareholder activism could give rise to

19

perceived uncertainties as to our future, adversely affect our relationships with franchisees or make it more difficult to attract and retain qualified team members.

Provisions in our corporate governance documents and Delaware law may prevent or delay an acquisition of our business, which could decrease the market price of our common stock.

Our corporate governance documents and Delaware law contain provisions that are intended to deter or delay coercive takeover practices and inadequate takeover bids, including requiring advance notice for stockholder proposals, placing limitations on convening stockholder meetings and authorizing our Board to issue one or more series of preferred stock. Additionally, Delaware law also imposes some restrictions on mergers and other business combinations between us and any holder of 15% or more of our outstanding common stock. These provisions may prevent or delay an acquisition that some stockholders may consider beneficial, which could decrease the market price of our common stock.

Our third amended and restated by-laws designate the Court of Chancery of the State of Delaware as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by our stockholders and the federal district courts of the United States as the exclusive forum for the resolution of any complaint asserting a cause of action under the Securities Act, which could limit our stockholders' ability to obtain a favorable judicial forum for disputes with us or our Directors or employees.

Our third amended and restated by-laws provide that, subject to limited exceptions, (1) the Court of Chancery of the State of Delaware will be the sole and exclusive forum for derivative actions; claims related to a breach of a fiduciary duty, corporate law, our third amended and restated certificate of incorporation, as amended or our third amended and restated by-laws, as amended; or under the internal affairs doctrine; and (2) the federal district courts of the United States will be the exclusive forum for the resolution of any complaint asserting a cause or causes of action arising under the Securities Act of 1933, as amended, including all causes of action asserted against any defendant to such complaint. We believe these provisions may benefit us by providing increased consistency in the application of Delaware law and federal securities laws by chancellors and judges, as applicable, particularly experienced in resolving corporate disputes, efficient administration of cases on a more expedited schedule relative to other forums and protection against the burdens of multi-forum litigation. However, these choice of forum provisions may limit a stockholder's ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our current or former Directors, officers or employees, which may discourage such lawsuits. Alternatively, if a court were to find these provisions of our third amended and restated by-laws inapplicable or unenforceable with respect to one or more of the specified types of actions or proceedings, we may incur additional costs associated with resolving such matters in other jurisdictions, which could materially and adversely affect our business, financial condition and results of operations and result in a diversion of the time and resources of our management and Board.

We may not continue to pay dividends on, or effect repurchases of, our common stock, and the terms of our indebtedness or applicable law could limit our ability to pay dividends on or effect repurchases of our common stock.

The declaration and payment of dividends and share repurchases are at the sole discretion of our Board and will depend on, among other things, our results of operations, cash requirements, financial condition, contractual restrictions under our indebtedness, limitations under applicable law and other factors that our Board may deem relevant. Though we expect to make regular dividends, there can be no assurance that a payment of a dividend will occur in the future.

Risks Relating to the Spin-Off and Related Transactions

In connection with the Spin-Off and Travel + Leisure's sale of its European vacation rentals business, we agreed to indemnify Travel + Leisure and Travel + Leisure agreed to indemnify us for certain liabilities, including taxes, and if we are required to perform under these indemnities or if Travel + Leisure is unable to satisfy its obligations under these indemnities, our financial results could be negatively affected.

In connection with the Spin-Off and Travel + Leisure's sale of its European vacation rentals business, we agreed to indemnify Travel + Leisure and Travel + Leisure agreed to indemnify us for certain liabilities, including taxes, and if we are required to perform under these indemnities or if Travel + Leisure is unable to satisfy its obligations under these indemnities, our financial results could be negatively affected. Additionally, the contingent liabilities we assumed in connection with the Spin-Off and Travel + Leisure's sale of its European vacation rentals business could adversely affect our results of operations and financial condition as a result of our indemnification obligations. Should our indemnification obligations exceed applicable insurance coverage, our business, financial condition and results of operations could be adversely affected. Additionally, the indemnities from Travel + Leisure may not be sufficient to protect us against the full amount of these and other liabilities. Third parties also could seek to hold us responsible for any of the liabilities that Travel + Leisure has agreed to assume. Even if we ultimately succeed in recovering from Travel + Leisure any amounts for which we are held liable, we may be temporarily required to bear those losses ourselves. Each of these risks could negatively affect our business, financial condition, results of operations and cash flows.

If the Spin-Off, together with certain related transactions, were to fail to qualify as a reorganization for U.S. federal income tax purposes under Sections 368(a)(1)(D) and 355 of the Code, then our stockholders, we and Travel + Leisure might be required to pay substantial U.S. federal income taxes.

The Spin-Off was conditioned upon Travel + Leisure's receipt of opinions of its Spin-Off tax advisors to the effect that, subject to the assumptions and limitations described in the opinions, the Spin-Off, together with certain related transactions, would qualify as a reorganization for U.S. federal income tax purposes under Sections 368(a)(1)(D) and 355 of the Internal Revenue Code of 1986, as amended (the "Code"), in which no gain or loss would be recognized by Travel + Leisure or its stockholders, except, in the case of Travel + Leisure stockholders, for cash received in lieu of fractional shares, which opinions were delivered on the closing date of the Spin-Off. The opinions of the Spin-Off tax advisors are not binding on the Internal Revenue Service ("IRS") or a court, and there can be no assurance that the IRS will not challenge the validity of the Spin-Off and such related transactions as a reorganization for U.S. federal income tax purposes under Sections 368(a)(1)(D) and 355 of the Code eligible for tax-free treatment, or that any such challenge ultimately will not prevail.

In addition, Travel + Leisure received certain rulings from the IRS regarding certain U.S. federal income tax aspects of transactions related to the Spin-Off. Although the IRS Ruling generally is binding on the IRS, the continued validity of the IRS Ruling is based upon and subject to the continuing accuracy of factual statements and representations made to the IRS by Travel + Leisure. If the Spin-Off does not qualify as a tax-free transaction for any reason, including as a result of a breach of a representation or covenant with respect to such tax opinions or the IRS Ruling, Travel + Leisure would recognize a substantial gain attributable to our hotel business for U.S. federal income tax purposes. In such case, under U.S. Treasury regulations, each member of the Travel + Leisure consolidated group at the time of the Spin-Off, including us and certain of our subsidiaries, would be jointly and severally liable for the entire resulting amount of any U.S. federal income tax liability.

Item 1B. Unresolved Staff Comments.

None.

Item 1C. Cybersecurity.

Our cybersecurity program incorporates a robust process for the assessment, identification, and management of material risks from cybersecurity threats. This begins with our threat intelligence program that integrates several methods to identify potential threats to the Company, including paid/unpaid threat feeds, custom threat alerts, keeping abreast of the latest threats to the technologies that exist within our information systems and daily dialogue with industry peers to the threats to the hospitality industry as a whole.

Information regarding these threats is then built into our security tools. This takes the form of hardening systems through vulnerability identification and patching, as well as enabling early detection and response capabilities across our network and endpoints. Any detected threat or potential cybersecurity incident is handled by our hybrid Security Operations Center, or "SOC" which utilizes both internal and external resources for monitoring 24/7 and is responsible for triaging and appropriately handling or escalating the potential incident.

Other than the incidents that occurred prior to the Spin-Off, described in more detail in "Item 1A. Risk Factors—Failure to maintain the security of personally identifiable and proprietary information, non-compliance with our contractual obligations regarding such information or a violation of our privacy and security policies or processes with respect to such information could adversely affect us" as of the date of this Annual Report, we are not aware of any risks from cybersecurity threats that have materially affected or are reasonably likely to materially affect our business strategy, results of operation, or financial condition. There is no guarantee that such risks will not evolve in the future and materially adversely affect the Company or that our processes to manage cybersecurity risks, including those described here, will operate effectively and as designed.

Board & Management Cybersecurity Risk Oversight

We incorporate all of the Company's cybersecurity processes and assessments into our overall enterprise risk program.This allows us to develop a complete consolidated view of our risk factors across our cybersecurity, information technology, and business functions. As part of the Company's enterprise risk program, the Information Risk Committee ("IRC") is responsible for developing and coordinating the Company's cybersecurity policy and strategy, and for managing the prevention, detection, mitigation and remediation of cybersecurity incidents. The IRC is chaired by the Chief Information Security Officer ("CISO") and the Senior Vice President – Legal ("SVP – Legal)" responsible for Privacy and Compliance Issues, with the Chief Financial Officer and Head of Strategy, Chief Commercial Officer, and the General Counsel and Chief Compliance Officer as members. The IRC meets regularly to review operations of the Company's cybersecurity programs and processes, and to discuss emerging legal, technical, or other risks. The Audit Committee of the Board is the Board-level committee with oversight of privacy and security matters. The IRC updates the Audit Committee quarterly to provide risk updates and general education on privacy and information risk trends.The Board is made aware promptly of any cybersecurity incidents that are deemed critical or that could potentially have an impact on the business. The Board also receives periodic privacy and security awareness training from third-party subject matter experts.

Our CISO has been with Wyndham since 2012 and has worked in the cybersecurity industry for over 20 years. Prior to his time at Wyndham, as a forensic investigator, he performed cyber investigations in both civil and criminal matters and has worked closely with various industries to educate and provide guidance on cybersecurity best practices. The SVP – Legal has been with the Company since 2010 and has served in his current role since 2019. The SVP – Legal leads the legal team responsible for, among other things, corporate secretary matters, SEC reporting, privacy, compliance and legal operations. The SVP – Legal has several years of experience managing risks related to the Company's operations, including data privacy. The IRC also includes our Chief Commercial Officer, Chief Compliance Officer and Chief Financial Officer and Head of Strategy, each whom has over 15 years of business and senior leadership experience managing risks in their respective fields, collectively covering aspects of cybersecurity, technology strategy, capital allocation and compliance.

Cybersecurity Incident Response Plan

We have established a Cybersecurity Incident Response Plan ("CIRP"), which details the steps to be followed to properly respond to, contain, and remediate a cybersecurity incident. Within this plan, there are also engagement processes for our external cybersecurity incident response firm, which also assists Wyndham's cybersecurity team by annually testing the CIRP through custom tabletop exercises. The CIRP provides a process for escalating certain cybersecurity incidents to the IRC and to other members of management to facilitate management-level consideration as to whether a cybersecurity incident may be material to the Company and whether public disclosure of the incident is required.

Information Security Program

Access to our information systems is managed through our Identity and Access Management process, which governs the appropriate level of access for each user on an ongoing basis. Wyndham performs a certification process bi-annually to ensure the accuracy and completeness of each user's access.

Tracking and measuring of the above certification processes takes place within our Information Security Program. This program reports on the risks and remediation progress across our information systems, as well as measures them against our own standards and processes, which have been developed in part using the National Institute of Standards and Technology Cybersecurity Framework 2.0. The Information Security Program also measures the overall cybersecurity program against other key regulatory standards such as the Payment Card Industry standard known as PCI 4.0 and the Sarbanes-Oxley Act of 2002.

Third Party Risk Program

The Company's third-party risk program includes a process for assessing and overseeing the risk profile of third parties we do business with at the time of contract execution and also in the event that the scope of the work done with any third party materially changes.

Our teams conduct vendor risk assessments of third-party suppliers that may receive access to personal data or connectivity to Wyndham's systems, for which such vendor risk assessments include information security control assessments and privacy impact assessments, regardless of the sensitivity of personal data potentially involved. The teams conduct similar internal assessments should any process potentially result in a significant change to the Company's data processing practices concerning sensitive data or have a potentially material impact on individuals' data and respective rights.

The data from the threat intelligence program mentioned above also feeds into a third-party risk evaluation to ensure that any impactful event (cyber or otherwise) experienced by a third-party doing business with Wyndham is considered in the risk profile of that organization.

Cybersecurity Insurance

To help mitigate the financial risks associated with any cyber security incidents, Wyndham Hotels also maintains cyber insurance that is renewed annually and covers both cyber events and business interruption. We closely monitor costs of breaches within the industry in an effort to ensure that our coverage is sufficient to address all reasonably foreseeable threats and levels of risk.

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Item 2. Properties.

Our corporate headquarters is located at 22 Sylvan Way, Parsippany, New Jersey. In 2024, we purchased the property that was previously leased. We also lease space for our reservation center and data warehouse in Saint John, New Brunswick, Canada pursuant to a lease that expires in 2029. In addition, we have an additional 12 leases for office space in 11 countries outside the United States. We will evaluate the need to renew each lease on a case-by-case basis prior to its expiration.

We believe our current owned and leased properties are adequate to support our existing operations.

Item 3. Legal Proceedings.

We are involved in various claims, legal and regulatory proceedings and governmental inquiries arising in the ordinary course of business, none of which, in the opinion of management, is expected to have a material adverse effect on our financial condition. See Note 13 - Commitments and Contingencies to the Consolidated Financial Statements contained in Part IV of this report for a description of claims and legal actions arising in the ordinary course of our business.

Item 4. Mine Safety Disclosures.

Not applicable.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.

MARKET PRICE OF COMMON STOCK

Our common stock is listed on the New York Stock Exchange ("NYSE") under the symbol "WH". As of January 31, 2025, the number of stockholders of record was 4,036.

DIVIDEND POLICY

We declared cash dividends of $0.38 per share in each of the first, second, third and fourth quarters of 2024 ($123 million in aggregate).

The declaration and payment of future dividends to holders of our common stock is at the discretion of our Board and depends upon many factors, including our financial condition, earnings, capital requirements of our business, covenants associated with certain debt obligations, legal requirements, regulatory constraints, industry practice and other factors that our Board deems relevant.

ISSUER PURCHASES OF EQUITY SECURITIES

In May 2018, our Board approved a share repurchase plan pursuant to which we were authorized to purchase up to $300 million of our common stock. Our Board has increased the capacity of the program by $300 million in 2019, $800 million in 2022, $400 million in 2023 and $400 million in 2024. The share repurchase plan has no termination date. Below is a monthly summary of our common stock repurchases, excluding excise taxes and fees, for the quarter ended December 31, 2024:

Period	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plan	Approximate Dollar Value of Shares that May Yet Be Purchased Under Plan
October	221,989	$ 81.53	221,989	$ 542,279,202
November	22,216	90.02	22,216	540,279,373
December	25,208	99.98	25,208	537,758,961
Total	269,413	$ 83.95	269,413	$ 537,758,961

STOCK PERFORMANCE GRAPH

The following graph compares the cumulative total stockholder return of our common stock against the S&P 500 Index and the S&P Hotels, Resorts & Cruise Lines Index (consisting of Booking Holdings Inc., Carnival Corporation & plc, Expedia Group, Inc., Hilton Worldwide Holdings Inc., Marriott International, Inc., Norwegian Cruise Line Holdings Ltd., and Royal Caribbean Cruises Ltd.) for the period from December 31, 2019 to December 31, 2024. The graph assumes that $100 was invested on December 31, 2019 (the first day of regular-way trading) and all dividends and other distributions were reinvested. The Stock Performance Graph is not deemed filed with the Securities and Exchange Commission ("SEC") and shall not be deemed incorporated by reference into any of our prior or future filings made with the SEC.



COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*
Among Wyndham Hotels & Resorts, Inc., the S&P 500 Index
and the S&P 500 Hotels, Resorts & Cruise Lines Index

— Wyndham Hotels & Resorts, Inc.   — S&P 500   — S&P 500 Hotels, Resorts & Cruise Lines

*$100 invested on 12/31/19 in stock or index, including reinvestment of dividends.
Fiscal year ending December 31.

Cumulative Total Return

	December 31,										
	2019		**2020**		**2021**		**2022**		**2023**		**2024**
Wyndham Hotels & Resorts, Inc.	$	100.00	$	95.92	$	146.38	$	118.50	$	136.20	$	173.92
S&P 500	$	100.00	$	118.40	$	152.39	$	124.79	$	157.59	$	197.02
S&P Hotels, Resorts & Cruise Lines	$	100.00	$	74.12	$	88.83	$	67.29	$	111.92	$	147.93

Item 6. Reserved.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.
(Unless otherwise noted, all amounts are in millions, except share and per share amounts)

References herein to "Wyndham Hotels," the "Company," "we," "our" and "us" refer to Wyndham Hotels & Resorts, Inc. and its consolidated subsidiaries.

The Company is a leading global hotel franchisor, licensing its renowned hotel brands to hotel owners in over 95 countries around the world.

Our primary segment is hotel franchising which principally consists of licensing our lodging brands and providing related services to third-party hotel owners and others.

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Beginning with the first quarter of 2023, as a result of the changes in our Hotel Management segment including the exit from the select-service management business, the sale of our two owned hotels and the exit from substantially all of its U.S. full-service management business, the Hotel Management segment no longer met the quantitative thresholds to be disclosed as a reportable segment. As a result, we aggregated, on a prospective basis, the remaining hotel management business, which is predominately the full-service international managed business within our Hotel Franchising segment.

The Consolidated Financial Statements presented herein have been prepared on a stand-alone basis. The Consolidated Financial Statements include our assets, liabilities, revenues, expenses and cash flows and all entities in which we have a controlling financial interest.

SELECTED FINANCIAL DATA

The following selected historical consolidated statement of income/(loss) data for the years ended December 31, 2024, 2023 and 2022 and the selected historical consolidated balance sheet data as of December 31, 2024 and 2023 are derived from the audited Consolidated Financial Statements of Wyndham Hotels & Resorts included elsewhere in this report. The selected historical consolidated statement of income/(loss) data for the years ended December 31, 2021 and 2020 and the selected historical consolidated balance sheet data as of December 31, 2022, 2021 and 2020 are derived from audited consolidated financial statements of Wyndham Hotels & Resorts businesses that are not included in this report.

The selected historical consolidated financial data below should be read together with the audited Consolidated Financial Statements of Wyndham Hotels & Resorts, including the notes thereto and the other financial information included elsewhere in this report.

($ in millions, except per share amounts and RevPAR)		As of or For the Year Ended December 31,								
		2024		2023		2022		2021		2020
Statement of Income/(Loss) data:										
Revenues										
Fee-related and other revenues	$	1,404	$	1,384	$	1,354	$	1,245	$	950
Cost reimbursement revenues		4		13		144		320		350
Net revenues		1,408		1,397		1,498		1,565		1,300
Expenses										
Marketing, reservation and loyalty expense		564		569		524		450		419
Cost reimbursement expense		4		13		144		320		350
Other expenses		345		312		272		349		577
Total expenses		913		894		940		1,119		1,346
Operating income/(loss)		495		503		558		446		(46)
Interest expense, net		124		102		80		93		112
Early extinguishment of debt		3		3		2		18		—
Income/(loss) before income taxes		368		398		476		335		(158)
Provision for/(benefit from) income taxes		79		109		121		91		(26)
Net income/(loss)	$	289	$	289	$	355	$	244	$	(132)
Per share data:										
Diluted earnings/(loss) per share	$	3.61	$	3.41	$	3.91	$	2.60	$	(1.42)
Cash dividends declared per share		1.52		1.40		1.28		0.88		0.56
Balance Sheet data:										
Cash	$	103	$	66	$	161	$	171	$	493
Total assets [a]		4,223		4,033		4,123		4,269		4,644
Total debt [a]		2,463		2,201		2,077		2,084		2,597
Total liabilities [a]		3,573		3,287		3,161		3,180		3,681
Total stockholders' equity		650		746		962		1,089		963
Other financial data:										
Royalties and franchise fees	$	555	$	532	$	512	$	461	$	328
License and other fees		119		112		100		79		84
Total adjusted EBITDA [b][c]		694		659		650		590		336
Operating statistics:										
Total Company										
Number of properties [d]		9,286		9,178		9,059		8,950		8,941
Number of rooms [e]		903,000		871,800		842,500		810,100		795,900
RevPAR [f]	$	42.91	$	43.10	$	41.88	$	35.95	$	24.51
Average royalty rate [g]		3.95 %		3.89 %		3.94 %		4.06 %		3.97 %
United States										
Number of properties [d]		5,979		6,036		6,081		6,139		6,175
Number of rooms [e]		501,800		497,600		493,800		490,600		487,300
RevPAR [f]	$	50.37	$	50.42	$	50.72	$	45.19	$	30.20
Average royalty rate [g]		4.69 %		4.59 %		4.62 %		4.62 %		4.52 %

_____

(a) Reflects the impact of the adoption of the new accounting standard in 2020 for the measurement of credit losses on financial instruments.

(b) "Adjusted EBITDA" is defined as net income/(loss) excluding net interest expense, depreciation and amortization, early extinguishment of debt charges, impairment charges, restructuring and related charges, contract termination costs, separation-related items, transaction-related items (acquisition-, disposition-, or debt-related), (gain)/loss on asset sales, foreign currency impacts of highly inflationary countries, stock-based compensation expense, income taxes and development advance notes amortization. We believe that adjusted EBITDA is a useful measure of performance and, when considered with U.S. Generally Accepted Accounting Principles ("GAAP") measures, gives a more complete understanding of our operating performance. We use this measure internally to assess operating performance, both absolutely and in comparison to other companies, and to make day to day operating decisions, including in the evaluation of selected compensation decisions. Adjusted EBITDA is not a recognized term under U.S. GAAP and should not be considered as an alternative to net income or other measures of financial performance or liquidity derived in accordance with U.S. GAAP. Our presentation of adjusted EBITDA may not be comparable to similarly-titled measures used by other companies. During the first quarter of 2021, the Company modified the definition of adjusted EBITDA to exclude the amortization of development advance notes

to reflect how the Company's chief operating decision maker reviews operating performance beginning in 2021. The Company has applied the modified definition of adjusted EBITDA to all periods presented.

(c) The reconciliation of net income/(loss) to adjusted EBITDA is as follows:

(in millions)	Year Ended December 31, 2024	2023	2022	2021	2020 [(a)]
Net income/(loss)	$ 289	$ 289	$ 355	$ 244	$ (132)
Provision for/(benefit from) income taxes	79	109	121	91	(26)
Depreciation and amortization	71	76	77	95	98
Interest expense, net	124	102	80	93	112
Early extinguishment of debt	3	3	2	18	—
Stock-based compensation expense	41	39	33	28	19
Development advance notes amortization	24	15	12	11	9
Transaction-related	47	11	—	—	12
Restructuring costs	15	—	—	—	34
Impairments, net	12	—	—	6	206
Separation-related	(11)	1	1	3	2
Gain on asset sale, net	—	—	(35)	—	—
Foreign currency impact of highly inflationary countries	—	14	4	1	2
Adjusted EBITDA	$ 694	$ 659	$ 650	$ 590	$ 336

(a) Adjusted EBITDA has been recasted to conform with the current year presentation. Amounts may not foot due to rounding.

(d) Represents the number of affiliated hotels at the end of the period.

(e) Represents the number of rooms at the end of the period which are (i) either under franchise and/or management agreements and (ii) properties under affiliation agreements for which the Company receives a fee for reservation and/or other services provided.

(f) Represents revenue per available room and is calculated by multiplying the average occupancy rate by the average daily rate.

(g) Represents the average royalty rate earned on our franchised properties and is calculated by dividing total royalties, excluding the impact of amortization of development advance notes, by total room revenues.

In presenting the financial data above in conformity with U.S. GAAP, we are required to make estimates and assumptions that affect the amounts reported. See "Management's Discussion and Analysis of Financial Condition and Results of Operations–Financial Condition, Liquidity and Capital Resources–Critical Accounting Policies," for a detailed discussion of the accounting policies that we believe require subjective and complex judgments that could potentially affect reported results.

RESULTS OF OPERATIONS

Discussed below are our key operating statistics, consolidated results of operations and the results of operations for our reportable segment. The reportable segment presented below represents our operating segment for which discrete financial information is available and used on a regular basis by our chief operating decision maker to assess performance and to allocate resources. In identifying our reportable segment, we also consider the nature of services provided by our operating segment. Management evaluates the operating results of our reportable segment based upon net revenues and adjusted EBITDA. Hotel Franchising adjusted EBITDA, Corporate adjusted EBITDA and adjusted EBITDA are defined as net income/(loss) excluding net interest expense, depreciation and amortization, early extinguishment of debt charges, impairment charges, restructuring and related charges, contract termination costs, separation-related items, transaction-related items (acquisition-, disposition-, or debt-related), (gain)/loss on asset sales, foreign currency impacts of highly inflationary countries, stock-based compensation expense, income taxes and development advance notes amortization. Adjusted EBITDA is reported on a consolidated basis, as Hotel Franchising adjusted EBITDA and corporate adjusted EBITDA are reported at a segment level. We believe that Hotel Franchising adjusted EBITDA, Corporate adjusted EBITDA and adjusted EBITDA are useful measures of performance and, when considered with U.S. Generally Accepted Accounting Principles ("GAAP") measures, gives a more complete understanding of our operating performance. We use this measure internally to assess operating performance, both absolutely and in comparison to other companies, and to make day to day operating decisions, including in the evaluation of selected compensation decisions. Hotel Franchising adjusted EBITDA, Corporate adjusted EBITDA and adjusted EBITDA are not recognized terms under U.S. GAAP and should not be considered as an alternative to net income or other measures of financial performance or liquidity derived in accordance with U.S. GAAP. Our presentation of Hotel Franchising adjusted EBITDA, Corporate adjusted EBITDA and adjusted EBITDA may not be comparable to similarly-titled measures used by other companies.

We generate royalties and franchise fees, management fees and other revenues from hotel franchising and hotel management activities, as well as fees from licensing our "Wyndham" trademark, certain other trademarks and intellectual property. In addition, pursuant to our franchise and management contracts with third-party hotel owners, we generate

marketing, reservation and loyalty fee revenues and cost reimbursement revenues that over time are offset, respectively, by the marketing, reservation and loyalty costs and property operating costs that we incur.

Our Annual Report on Form 10-K for the year ended December 31, 2023 includes a discussion and analysis of our financial condition and results of operations for the year ended December 31, 2022 in Item 7 of Part II, "Management's Discussion and Analysis of Financial Condition and Results of Operations."

OPERATING STATISTICS - 2024 VS. 2023

The table below presents our operating statistics for the years ended December 31, 2024 and 2023. "Rooms" represent the number of hotel rooms at the end of the period which are either under franchise and/or management agreements and properties under affiliation agreements for which we receive a fee for reservation and/or other services provided. "RevPAR" represents revenue per available room and is calculated by multiplying average occupancy rate by average daily rate. "Average royalty rate" represents the average royalty rate earned on our franchised properties and is calculated by dividing total royalties, excluding the impact of amortization of development advance notes, by total room revenues. These operating statistics are drivers of our revenues and therefore provide an enhanced understanding of our business. Refer to the section below for a discussion as to how these operating statistics affected our business for the periods presented.

	Year Ended December 31,		
	2024	2023	Change
Rooms			
United States	501,800	497,600	1 %
International	401,200	374,200	7 %
Total rooms	903,000	871,800	4 %
RevPAR			
United States	$ 50.37	$ 50.42	— %
International [(a)]	33.59	33.21	1 %
Global RevPAR [(a)]	42.91	43.10	— %
Average Royalty Rate			
United States	4.69 %	4.59 %	10 bps
International	2.49 %	2.37 %	12 bps
Global average royalty rate	3.95 %	3.89 %	6 bps

_____
(a) Excluding currency effects, international RevPAR increased 8% and global RevPAR increased 2%.

Rooms as of December 31, 2024 increased 4% compared to the prior year, driven by 1% growth in the U.S. and 7% growth internationally. As expected, these increases included 4% growth in the higher RevPAR midscale and above segments in the U.S., along with 7% combined growth in our higher RevPAR EMEA and Latin America regions.

Excluding currency effects, global RevPAR for the year ended December 31, 2024 increased 2% compared to the prior year, including flat RevPAR in the U.S. due to stable occupancy and rate, and 8% growth internationally driven by sustained pricing power.

Global average royalty rate for the year ended December 31, 2024 was 3.95%. Global average royalty rate increased 6 basis points compared to the prior year, including 10 basis points in the U.S. and 12 basis points internationally.

YEAR ENDED DECEMBER 31, 2024 VS. YEAR ENDED DECEMBER 31, 2023

	Year Ended December 31,			
	2024	**2023**	**Change**	**% Change**
Revenues				
Fee-related and other revenues	$ 1,404	$ 1,384	$ 20	1 %
Cost reimbursement revenues	4	13	(9)	(69 %)
Net revenues	1,408	1,397	11	1 %
Expenses				
Marketing, reservation and loyalty expense	564	569	(5)	(1 %)
Cost reimbursement expense	4	13	(9)	(69 %)
Other expenses	345	312	33	11 %
Total expenses	913	894	19	2 %
Operating income	495	503	(8)	(2 %)
Interest expense, net	124	102	22	22 %
Early extinguishment of debt	3	3	—	— %
Income before income taxes	368	398	(30)	(8 %)
Provision for income taxes	79	109	(30)	(28 %)
Net income	$ 289	$ 289	$ —	— %

Net revenues during 2024 increased by $11 million, or 1%, compared to the prior year primarily driven by:

- $23 million of higher royalty and franchise fees primarily due to net room growth, as well as increased royalty rates and franchise fees; and
- $16 million of higher license and other ancillary revenues driven primarily by higher credit card and licensing fees; partially offset by
- $15 million of lower marketing, reservation and loyalty revenues primarily due to the absence of pass-through revenues associated with the 2023 global franchisee conference, partially offset by global net room growth;
- $9 million of lower cost-reimbursement revenues, which have no impact on net income; and
- $4 million of lower management fees, partially due to the exit of our U.S. management business.

Total expenses during 2024 increased $19 million, or 2%, compared to the prior year, primarily driven by:

- $36 million of higher transaction-related expenses primarily due to the failed hostile takeover attempt in 2024;
- $15 million of restructuring costs; and
- $12 million of impairment charges primarily related to development advance notes; partially offset by
- $13 million of lower operating costs primarily due to lower foreign currency losses, primarily related to highly inflationary countries, and an insurance recovery;
- $10 million of lower separation-related costs, primarily due to the reversal of a reserve in 2024 related to the expiration of a tax matter associated with our spin-off;
- $9 million of lower cost-reimbursement expenses, which have no impact on net income;
- $5 million of lower marketing, reservation and loyalty expenses primarily due to the absence of $18 million in expenses related to the 2023 global franchisee conference, partially offset by higher 2024 spend driven by increased marketing revenue; and
- $5 million of lower depreciation and amortization.

Interest expense, net during 2024 increased $22 million, or 22%, compared to the prior year primarily due to a higher average debt balance.

Early extinguishment of debt was $3 million in both 2024 and 2023 related to the repricing and refinancing of our term loan B, respectively.

Our effective tax rate decreased to 21.5% in 2024 from 27.4% in 2023. During 2024, the effective tax rate was lower primarily due to tax credits received in Puerto Rico and a non-taxable reversal of a separation-related reserve. The 2023 effective tax rate was higher primarily from a foreign tax assessment that we are currently challenging.

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As a result of these items, net income during 2024 was unchanged year-over-year.

A reconciliation of net income to adjusted EBITDA for Hotel Franchising segment, Corporate and Total Company is represented below:

| | **Year Ended December 31,** | | | | | |
| | **2024** | | | **2023** | | |
	Hotel Franchising	**Corporate**	**Total Company**	**Hotel Franchising**	**Corporate**	**Total Company**
Net income	$ 628	$ (339)	$ 289	$ 606	$ (317)	$ 289
Provision for income taxes	—	79	79	—	109	109
Depreciation and amortization	62	9	71	67	9	76
Interest expense, net	—	124	124	—	102	102
Early extinguishment of debt	—	3	3	—	3	3
Stock-based compensation expense	27	14	41	25	14	39
Development advance notes amortization	24	—	24	15	—	15
Transaction-related	—	47	47	—	11	11
Restructuring costs	14	1	15	—	—	—
Impairment	12	—	12	—	—	—
Separation-related	—	(11)	(11)	—	1	1
Foreign currency impact of highly inflationary countries	—	—	—	14	—	14
Adjusted EBITDA	$ 767	$ (73)	$ 694	$ 727	$ (68)	$ 659

Following is a discussion of the results of our Hotel Franchising segment and Corporate for 2024 compared to 2023:

| | **Net Revenues** | | | **Adjusted EBITDA** | | |
	2024	**2023**	**% Change**	**2024**	**2023**	**% Change**
Hotel Franchising	$ 1,408	$ 1,397	1 %	$ 767	$ 727	6 %
Corporate	—	—	—	(73)	(68)	(7 %)
Total Company	$ 1,408	$ 1,397	1 %	$ 694	$ 659	5 %

Hotel Franchising

Net revenues during 2024 increased $11 million, or 1% compared to the prior year as discussed above.

Adjusted EBITDA during 2024 increased $40 million compared to the prior-year period primarily driven by:

- $29 million of higher fee-related revenues, before development advance note amortization, as discussed above;
- $5 million of lower general and administrative costs primarily due to operational efficiencies and an insurance recovery; and
- $5 million of lower marketing, reservation and loyalty expenses primarily due to the absence of $18 million in expenses related to the 2023 global franchisee conference, partially offset by higher 2024 spend driven by increased marketing revenue.

Corporate

Adjusted EBITDA during 2024 was unfavorable by $5 million compared to the prior year.

DEVELOPMENT

On December 31, 2024, our global development pipeline consisted of approximately 2,100 hotels and 252,000 rooms, representing another record-high level and a 5% year-over-year increase, including 7% growth in the U.S and 4% internationally. Approximately 70% of our pipeline is in the midscale and above segments and 17% is in the extended stay segment. Approximately 58% of our pipeline is international. Additionally, approximately 78% of our pipeline is new construction, of which approximately 35% has broken ground.

RESTRUCTURING

During 2024, we approved a restructuring plan focused on enhancing our organizational efficiency. As a result, during 2024, we incurred $15 million of restructuring expenses relating to 135 employees primarily in our Hotel Franchising segment. The following table presents activity for the year ended December 31, 2024:

	Liability as of December 31, 2023 [a]	2024 Activity			Liability as of December 31, 2024 [a]
		Costs Recognized	Cash Payments	Other [b]	
2024 Plan					
Personnel-related	$ —	$ 15	$ (8)	$ (2)	$ 5
Total accrued restructuring	$ —	$ 15	$ (8)	$ (2)	$ 5

_____

(a) Reported within accrued expenses and other current liabilities on the Consolidated Balance Sheets.
(b) Represents non-cash payments in Company stock.

FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES

Financial Condition

	Year Ended December 31,		
	2024	2023	Change
Total assets	$ 4,223	$ 4,033	$ 190
Total liabilities	3,573	3,287	286
Total stockholders' equity	650	746	(96)

Total assets increased $190 million from December 31, 2023 to December 31, 2024 primarily related to increases in development advance notes in support of our growth strategy, cash and accounts receivables. Total liabilities increased $286 million year-over-year primarily related to a $262 million increase in our outstanding debt. Total equity decreased $96 million year-over-year primarily due to $308 million of stock repurchases and $123 million of dividends declared, partially offset by our net income.

Liquidity and Capital Resources

Historically, our business generates sufficient cash flow to support current operations, future growth initiatives, and dividend payments to stockholders, while also enabling us to create additional value for our stockholders in the form of share repurchases.

As of December 31, 2024, our liquidity approximated $765 million. Given the minimal capital needs and flexible cost structure of our business, we believe that our existing cash, cash equivalents, cash generated through operations and our expected access to financing facilities, together with funding through our revolving credit facility, will be sufficient to fund our operating activities, anticipated capital expenditures and growth needs.

As of December 31, 2024, we were in compliance with the financial covenants of our credit agreement and expect to remain in such compliance. As of December 31, 2024, we had a term loan B with a principal outstanding balance of $1.5 billion maturing in 2030, a term loan A with a principal outstanding balance of $364 million maturing in 2027, $500 million senior unsecured notes due in August 2028 and a five-year revolving credit facility maturing in 2027 with a maximum aggregate principal amount of $750 million, of which $88 million was outstanding.

The interest rate per annum applicable to our term loan B is equal to, at our option, either a base rate plus an applicable rate of 0.75% or the Secured Overnight Financing Rate ("SOFR") plus an applicable rate of 1.75%. Our revolving credit facility and term loan A are subject to an interest rate per annum equal to, at our option, either a base rate plus a margin ranging from 0.50% to 1.00% or SOFR plus a 0.10% SOFR adjustment, plus a margin ranging from 1.50% to 2.00%, in either case based upon our total leverage ratio and the total leverage of our restricted subsidiaries. As of December 31, 2024 the margin on our term loan A was 1.75%.

As of December 31, 2024, we had pay-fixed/receive-variable interest rate swaps which hedge the interest rate exposure on $1.4 billion, effectively representing over 94% of the outstanding amount of our term loan B. The interest rate swaps have weighted average fixed rates (plus applicable spreads) ranging from 3.31% to 3.84% based on various effective dates for each of the swap agreements, with $475 million expiring in the fourth quarter of 2027, $600 million expiring in the second quarter of 2028 and $350 million expiring in the third quarter of 2028.

As of December 31, 2024, our credit rating was Ba1 from Moody's Investors Service and BB+ from both Standard and Poor's Rating Agency and Fitch Ratings. A credit rating is not a recommendation to buy, sell or hold securities and is subject to revision or withdrawal by the assigning rating organization. Reference in this report to any such credit rating is intended for the limited purpose of discussing or referring to aspects of our liquidity and of our costs of funds. Any reference to a credit rating is not intended to be any guarantee or assurance of, nor should there be any undue reliance upon, any credit rating or change in credit rating, nor is any such reference intended as any inference concerning future performance, future liquidity or any future credit rating. Our liquidity and access to capital may be impacted by our credit ratings, financial performance and global credit market conditions.

CASH FLOW

The following table summarizes the changes in cash, cash equivalents and restricted cash during the years ended December 31, 2024, 2023 and 2022:

		Year Ended December 31,				
		2024		2023		2022
Cash provided by/(used in)						
Operating activities	$	290	$	376	$	399
Investing activities		(65)		(66)		179
Financing activities		(175)		(402)		(584)
Effects of changes in exchange rates on cash, cash equivalents and restricted cash		(3)		(3)		(4)
Net change in cash, cash equivalents and restricted cash	$	47	$	(95)	$	(10)

During 2024, net cash provided by operating activities decreased $86 million compared to the prior year primarily due to $47 million of transaction-related payments related to the unsuccessful hostile takeover attempt and $37 million of higher development advance notes provided to franchisees in support of system growth. Net cash used in investing activities decreased $1 million compared to the prior year primarily due to the purchase of our corporate headquarters, partially offset by lower loan advances. Net cash used in financing activities decreased $227 million compared to the prior year primarily due to $163 million of higher net debt borrowings, $83 million of lower stock repurchases and $22 million of stock options exercises, partially offset by a $34 million finance lease payment associated with the purchase of our corporate headquarters.

During 2023, net cash provided by operating activities decreased $23 million compared to the prior year primarily due to higher development advance notes provided to franchisees in support of system growth and higher interest expense, partially offset by higher cash generated from net income. Net cash used in investing activities was $66 million in 2023 compared to cash provided by investing activities of $179 million in 2022. The change of $245 million was primarily due to the absence of the proceeds received in 2022 from the sales of our owned hotels and the termination fee from CorePoint Lodging associated with the exit of our select-service management business. Net cash used in financing activities decreased $182 million compared to the prior year primarily due to $137 million of net borrowings primarily from our revolving credit facility, which was used for investments in the business and share repurchases. Stock repurchases decreased $55 million as 2022 benefited from the deployment of the proceeds received in connection with the sale of the owned hotels and exit of the select-service management business.

Capital Deployment

Our first priority is to invest in the business. This includes deploying capital to attract high quality assets into our system, investing in select technology improvements across our business that further our strategic objectives and competitive position, brand refresh programs to improve quality and protect brand equity, business acquisitions that are accretive and strategically enhancing to our business, and/or other strategic initiatives. We also expect to maintain a regular dividend payment. Excess cash generated beyond these needs is expected to be available for enhanced stockholder return in the form of stock repurchases.

During 2024, we spent $34 million on capital expenditures, related to information technology, including digital innovation, and $15 million for the purchase of our corporate headquarters. During 2025, we anticipate spending approximately $40-45 million on capital expenditures.

In addition, during 2024, we invested $109 million in development advance notes (net of repayments), and we anticipate spending approximately $110 million on development advance notes in 2025. These investments play a crucial role in attracting higher "FeePAR" hotels into our system, strengthening our portfolio with more premium properties. We may also provide other forms of financial support, such as enhanced credit support, to drive our business growth and strengthen our competitive position.

We have outstanding development advances and loans with a large franchisee currently negotiating with its lenders regarding a potential sale of its business. Both the development advance notes and loans are secured with guarantees and collateral from our current franchisee, adding an additional layer of protection. The development advance notes and loans are expected to be assumed by the purchaser when the sale is finalized, which is expected by the end of February 2025, mitigating risk to our assets. However, if the sale does not proceed as planned, the franchisee's lenders may seek concessions, which could require us to pursue the underlying guarantees and collateral and also impact the recoverability of a portion of our assets.

During 2024, we incurred $43 million of transaction-related costs associated with the failed hostile takeover attempt. During 2024, we paid $47 million, including amounts incurred in 2023, for this transaction.

We expect all our cash needs to be funded from cash on hand and cash generated through operations, and/or availability under our revolving credit facility.

Contractual Obligations

Material contractual obligations arising in the normal course of business primarily consist of long-term debt and related interest payments, purchase commitments and lease payments. See Note 11 - Long-Term Debt and Borrowing Arrangements and Note 18 - Leases to the Consolidated Financial Statements contained in Part IV of this report for more information. As of December 31, 2024, we had future long-term interest payment obligations of approximately $606 million, of which $132 million is payable within twelve months. As of December 31, 2024, we had purchase commitments primarily consisting of non-cancelable obligations for marketing and technology related services of $142 million, of which $72 million is payable within twelve months.

Stock Repurchase Program

In May 2018, our Board approved a share repurchase plan pursuant to which we were authorized to purchase up to $300 million of our common stock. Our Board has increased the capacity of the program by $300 million in 2019, $800 million in 2022, $400 million in 2023 and $400 million in 2024. Under the plan, we may, from time to time, purchase our common stock through various means, including, without limitation, open market transactions, privately negotiated transactions or tender offers, subject to the terms of the tax matters agreement entered into in connection with our spin-off.

Under our current stock repurchase program, we repurchased approximately 4.1 million shares at an average price of $75.63 for a cost of $308 million during 2024. Since inception of our stock repurchase program, we repurchased 24.8 million shares at an average price of $67.32 per share for a cost of $1.7 billion. As of December 31, 2024, we had $538 million of remaining availability under our program.

Dividend Policy

We declared cash dividends of $0.38 per share in each of the first, second, third and fourth quarters of 2024 ($123 million in aggregate). In January 2025, the Board approved an increase in the quarterly cash dividend to $0.41 per share.

The declaration and payment of future dividends to holders of our common stock is at the discretion of our Board and depends upon many factors, including our financial condition, earnings, capital requirements of our business, covenants associated with certain debt obligations, legal requirements, regulatory constraints, industry practice and other factors that our Board deems relevant.

Foreign Earnings

Although the one-time mandatory deemed repatriation tax during 2017 and the territorial tax system created as a result of U.S. tax reform generally eliminate U.S. federal income taxes on dividends from foreign subsidiaries, we continue to assert

34

that all of our undistributed foreign earnings of $143 million will be reinvested indefinitely as of December 31, 2024. In the event the Company determines not to continue to assert that all or part of its undistributed foreign earnings are permanently reinvested, such a determination in the future could result in the accrual and payment of additional foreign withholding taxes and U.S. taxes on currency transaction gains and losses, the determination of which is not practicable due to the complexities associated with the hypothetical calculation.

LONG-TERM DEBT COVENANTS

Our credit facilities contain customary covenants that, among other things, impose limitations on indebtedness; liens; mergers, consolidations, liquidations and dissolutions; dispositions, restricted debt payments, restricted payments and transactions with affiliates. Events of default in these credit facilities include, among others, failure to pay interest, principal and fees when due; breach of a covenant or warranty; acceleration of or failure to pay other debt in excess of a threshold amount; unpaid judgments in excess of a threshold amount; insolvency matters; and a change of control. The credit facilities require us to comply with a financial covenant to be tested quarterly, consisting of a maximum first-lien leverage ratio of 5.0 times. The ratio is calculated by dividing consolidated first lien indebtedness (as defined in the credit agreement) net of consolidated unrestricted cash as of the measurement date by consolidated EBITDA (as defined in the credit agreement), as measured on a trailing four-fiscal-quarter basis preceding the measurement date. As of December 31, 2024, our annualized first-lien leverage ratio was 2.7 times.

The indenture, as supplemented, under which the senior notes due 2028 were issued, contains covenants that limit, among other things, our ability and that of certain of our subsidiaries to (i) create liens on certain assets; (ii) enter into sale and leaseback transactions; and (iii) merge, consolidate or sell all or substantially all of our assets. These covenants are subject to a number of important exceptions and qualifications.

As of December 31, 2024, we were in compliance with the financial covenants described above.

SEASONALITY

While the hotel industry is seasonal in nature, periods of higher revenues vary property-by-property and performance is dependent on location and guest base. Based on historical performance, revenues from franchise contracts are generally higher in the second and third quarters than in the first or fourth quarters due to increased leisure travel during the spring and summer months. Our cash from operating activities may not necessarily follow the same seasonality as our revenues and may vary due to timing of working capital requirements and other investment activities. The seasonality of our business may cause fluctuations in our quarterly operating results, earnings, profit margins and cash flows. As we expand into new markets and geographical locations, we may experience increased or different seasonality dynamics that create fluctuations in operating results different from the fluctuations we have experienced in the past.

COMMITMENTS AND CONTINGENCIES

We are involved in claims, legal and regulatory proceedings and governmental inquiries related to our business. Litigation is inherently unpredictable and, although we believe that our accruals are adequate and/or that we have valid defenses in these matters, unfavorable results could occur. As such, an adverse outcome from such proceedings for which claims are awarded in excess of the amounts accrued, if any, could be material to us with respect to earnings and/or cash flows in any given reporting period. As of December 31, 2024, the potential exposure resulting from adverse outcomes of such legal proceedings could, in the aggregate, range up to approximately $11 million in excess of recorded accruals. However, we do not believe that the impact of such litigation should result in a material liability to us in relation to our financial position or liquidity. For a more detailed description of our commitments and contingencies see Note 13 - Commitments and Contingencies to the Consolidated Financial Statements contained in Part IV of this report.

CRITICAL ACCOUNTING ESTIMATES AND POLICIES

In presenting our financial statements in conformity with U.S. GAAP, we are required to make estimates and assumptions that affect the amounts reported therein. Several of the estimates and assumptions we are required to make relate to matters that are inherently uncertain as they pertain to future events. However, events that are outside of our control cannot be predicted and, as such, they cannot be contemplated in evaluating such estimates and assumptions. If there is a significant unfavorable change to current conditions, it could result in a material impact to our consolidated results of operations, financial position and liquidity. We believe that the estimates and assumptions we used when preparing our financial statements were the most appropriate at that time. Presented below are those accounting policies that we believe require subjective and complex judgments that could potentially affect reported results. However, the majority of our business activities are in environments where we are paid a fee for a service performed, and therefore the results of the majority of our recurring operations are recorded in our financial statements using accounting policies that are not particularly subjective, nor complex.

Impairment of Long-Lived Assets

We evaluate goodwill and other indefinite and definite long-lived assets for impairment annually, or more frequently if circumstances indicate that an impairment has occurred prior to our annual assessment date. For goodwill, we may elect to perform this test through either a qualitative assessment or by utilizing a quantitative impairment test. We also evaluate the recoverability of each of our definite-lived intangible assets by performing a qualitative assessment to determine if circumstances indicate that impairment may have occurred. Such qualitative assessments require management judgement and include factors such as macroeconomic conditions, industry and market considerations, cost factors, overall financial performance, our historical share price as well as other industry-specific considerations.

Application of a quantitative impairment assessment of our goodwill and other indefinite-lived intangible assets requires judgment in the assumptions used to determine fair value. The fair value of goodwill and each other indefinite-lived intangible asset is estimated using a discounted cash flow methodology. This analysis requires significant judgments, including estimation of future cash flows, which are dependent on internal forecasts, discount rates and to a lesser extent, estimation of long-term rates of growth. The estimates used to calculate the fair value of our goodwill and other indefinite-lived intangible assets change from year to year based on operating results and market conditions. Changes in these estimates and assumptions could materially affect the determination of such fair values.

Loyalty Program

We operate the Wyndham Rewards loyalty program. Wyndham Rewards members primarily accumulate points by staying in hotels operated under one of our brands and by purchasing everyday services and products with their Wyndham Rewards co-branded credit card.

We earn revenue related to the issuance of these loyalty points from these programs which we recognize, net of redemptions, over time based upon loyalty point redemption patterns, including an estimate of loyalty points that will expire or will never be redeemed.

As members earn points through the Wyndham Rewards loyalty program, we record a liability for the estimated future redemption costs, which is calculated based on (i) an estimated cost per point and (ii) an estimated redemption rate of the overall points earned, which is determined with the assistance of a third-party actuarial firm through historical experience, current trends and the use of an actuarial analysis. The estimated cost per point and estimated redemption rate used in the determination of the liability for the estimated future redemption costs require management judgement. Changes in the estimated cost per point and/or the estimated redemption rate used in the determination of the liability could result in a material change to the liability recorded and our results of operations.

Income Taxes

We recognize deferred tax assets and liabilities based on the differences between the financial statement carrying amounts and the tax basis of assets and liabilities using currently enacted tax rates. We regularly review our deferred tax assets to assess their potential realization and establish a valuation allowance for portions of such assets that we believe will not be ultimately realized. In performing this review, we make estimates and assumptions regarding projected future taxable income, the expected timing of the reversals of existing temporary differences and the implementation of tax planning strategies. A change in these assumptions may increase or decrease our valuation allowance resulting in an increase or decrease in our effective tax rate, which could materially impact our results of operations.

For tax positions we have taken or expect to take in our tax return, we apply a more likely than not threshold, under which we must conclude a tax position is more likely than not to be sustained, assuming that the position will be examined by the appropriate taxing authority that has full knowledge of all relevant information, in order to recognize or continue to recognize the benefit. In determining our provision for income taxes, we use judgment, reflecting our estimates and assumptions, in applying the more likely than not threshold. A change in the assumptions and estimates utilized could materially impact our results of operations.

RECENTLY ADOPTED AND NEW ACCOUNTING PRONOUNCEMENTS

For a detailed description of recently adopted and new accounting pronouncements see Note 2 - Summary of Significant Accounting Policies to the Consolidated Financial Statements contained in Part IV of this report.

OFF-BALANCE SHEET ARRANGEMENTS

There were no off-balance sheet transactions, arrangements or other relationships with unconsolidated entities or other persons in 2024, 2023 and 2022 that have, or are reasonably likely to have, a current or future effect on our financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk.

We use various financial instruments, including interest swap contracts, to reduce the interest rate risk related to our debt. We also use foreign currency forwards to manage and reduce the foreign currency exchange rate risk associated with our foreign currency denominated receivables and payables, forecasted royalties, forecasted earnings and cash flows of foreign subsidiaries and other transactions.

We are exclusively an end user of these instruments, which are commonly referred to as derivatives. We do not engage in trading, market making or other speculative activities in the derivatives markets. More detailed information about these financial instruments is provided in Note 12 - Fair Value to the Consolidated Financial Statements. Our principal market exposures are interest rate and currency exchange rate risks.

We assess our exposures to changes in interest rates utilizing a sensitivity analysis. The sensitivity analysis measures the potential impact in earnings, fair values and cash flows based on a hypothetical 10% change (increase and decrease) in interest rates. Our variable-rate borrowings, which include our term loan, a portion of which has been swapped to a fixed interest rate, and any borrowings we make under our revolving credit facility, expose us to risks caused by fluctuations in the applicable interest rates. The total outstanding balance of such variable-rate borrowings, net of swaps, was $531 million as of December 31, 2024. A hypothetical 10% change in our effective weighted average interest rate on our variable-rate borrowings would result in a $2 million increase or decrease to our annual long-term debt interest expense, and a one-point change in the underlying interest rates would result in approximately a $5 million increase or decrease in our annual interest expense.

The fair values of cash and cash equivalents, trade receivables, accounts payable and accrued expenses and other current liabilities approximate their carrying values due to the short-term nature of these assets and liabilities.

We have foreign currency rate exposure to exchange rate fluctuations worldwide, particularly with respect to the Canadian Dollar, the Chinese Yuan, the Euro, the Brazilian Real, the British Pound and the Argentine Peso. We anticipate that such foreign currency exchange rate risk will remain a market risk exposure for the foreseeable future.

We use a current market pricing model to assess the changes in the value of our foreign currency derivatives used by us to hedge underlying exposure that primarily consists of our non-functional-currency current assets and liabilities. The primary assumption used in these models is a hypothetical 10% weakening or strengthening of the U.S. dollar against all our currency exposures as of December 31, 2024. The gains and losses on the hedging instruments are largely offset by the gains and losses on the underlying assets, liabilities or expected cash flows. As of December 31, 2024, the absolute notional amount of our outstanding foreign exchange hedging instruments was $186 million. We have determined through such analyses that a hypothetical 10% change in foreign currency exchange rates would have resulted in approximately a $2 million increase or decrease to the fair value of our outstanding forward foreign currency exchange contracts, which would generally be offset by an opposite effect on the underlying exposure being economically hedged.

Argentina is considered to be a highly inflationary economy. As of December 31, 2024, we had total net exposure in Argentina relating to foreign currency of approximately $7 million. Foreign currency exchange losses related to Argentina were immaterial, $14 million and $4 million during 2024, 2023 and 2022, respectively.

Our total market risk is influenced by a wide variety of factors including the volatility present within the markets and the liquidity of the markets. There are certain limitations inherent in the sensitivity analyses presented. While probably the most meaningful analysis, these "shock tests" are constrained by several factors, including the necessity to conduct the analysis based on a single point in time and the inability to include the complex market reactions that normally would arise from the market shifts modeled.

Item 8. Financial Statements and Supplementary Data.

The financial statements required to be filed pursuant to this Item 8 are appended to this Annual Report on Form 10-K. A list of the financial statements filed herewith is found in Part IV, Item 15 commencing on page F-1 hereof.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

Not applicable.

Item 9A. Controls and Procedures.

Disclosure Controls and Procedures. Our management, with the participation of our principal executive and principal financial officers, has evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rule 13a-15(e) under the Securities Exchange Act of 1934, as amended (the "Exchange Act")) as of the end of the period covered by this report. Based on such evaluation, our principal executive and principal financial officers have concluded that, as of the end of such period, our disclosure controls and procedures were effective and operating to provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and to provide reasonable assurance that such information is accumulated and communicated to our management, including our principal executive and principal financial officers, as appropriate, to allow timely decisions regarding required disclosure.

Management's Report on Internal Control Over Financial Reporting. Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) under the Exchange Act. Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2024. In making this assessment, management used the criteria established in *Internal Control - Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, our management believes that, as of December 31, 2024, our internal control over financial reporting is effective. Our independent registered public accounting firm has issued an attestation report on the effectiveness of our internal control over financial reporting, which is included within their audit opinion on page F-2.

There have been no changes in our internal control over financial reporting (as such term is defined in Rule 13a-15(f) under the Exchange Act) during the most recent fiscal quarter to which this report relates that have materially affected or are reasonably likely to materially affect our internal control over financial reporting.

Item 9B. Other Information.

During the three months ended December 31, 2024, no directors or executive officers entered into, modified or terminated, contracts, instructions or written plans for the sale or purchase of the Company's securities that were intended to satisfy the affirmative defense conditions of Rule 10b5-1 or that constituted non-Rule 10b5-1 trading arrangements (as defined in Item 408 of Regulation S-K).

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections.

Not Applicable.

PART III

Item 10. Directors, Executive Officers and Corporate Governance.

Except as otherwise disclosed in Part I of this Annual Report on Form 10-K under the caption "Information About Our Executive Officers", the information required by this item is included in the Proxy Statement for our 2025 Annual Meeting of Stockholders ("Proxy Statement") under the captions "Nominees for Election to the Board", "Governance of the Company" and "Executive Compensation" and is incorporated by reference in this report.

Item 11. Executive Compensation.

The information required by this item is included in the Proxy Statement under the captions "Compensation of Directors", "2024 Director Compensation Table", "Executive Compensation" and "Committees of the Board" and is incorporated by reference in this report.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.

Equity compensation plan information as of December 31, 2024:

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in the First Column)
Equity compensation plans approved by security holders	2.4 million [a]	$54.45 [b]	4.4 million [c]
Equity compensation plans not approved by security holders	None	Not applicable	Not applicable

_____

(a)   Consists of shares issuable upon exercise of stock settled stock options, restricted stock units, deferred stock units and performance vested restricted stock units at the maximum achievement level under the Amended and Restated 2018 Equity and Incentive Plan.
(b)   Consists of weighted-average exercise price of outstanding stock settled stock options.
(c)   Consists of shares available for future grants under the Amended and Restated 2018 Equity and Incentive Plan.

The remaining information required by this item is included in the Proxy Statement under the caption "Ownership of Company Stock" and is incorporated by reference in this report.

Item 13. Certain Relationships and Related Transactions, and Director Independence.

The information required by this item is included in the Proxy Statement under the captions "Related Party Transactions" and "Governance of the Company" and is incorporated by reference in this report.

Item 14. Principal Accountant Fees and Services.

The information required by this item is included in the Proxy Statement under the captions "Disclosure About Fees" and "Pre-Approval of Audit and Non-Audit Services" and is incorporated by reference in this report.

PART IV

Item 15. Exhibit and Financial Statement Schedules.

(a)(1) Financial Statements.

See Financial Statements and Financial Statements Index commencing on page F-1 hereof.

(a)(3) Exhibits.

See Exhibit Index commencing on page G-1 hereof.

Item 16. Form 10-K Summary.

None.

40

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WYNDHAM HOTELS & RESORTS, INC.

By: /s/ GEOFFREY A. BALLOTTI

Geoffrey A. Ballotti
President and Chief Executive Officer
(Principal Executive Officer)

Date: **February 13, 2025**

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ GEOFFREY A. BALLOTTI **Geoffrey A. Ballotti**	President, Chief Executive Officer and Director (Principal Executive Officer)	February 13, 2025
/s/ MICHELE ALLEN **Michele Allen**	Chief Financial Officer and Head of Strategy (Principal Financial Officer)	February 13, 2025
/s/ NICOLA ROSSI **Nicola Rossi**	Chief Accounting Officer (Principal Accounting Officer)	February 13, 2025
/s/ STEPHEN P. HOLMES **Stephen P. Holmes**	Non-Executive Chairman of the Board of Directors	February 13, 2025
/s/ MYRA J. BIBLOWIT **Myra J. Biblowit**	Director	February 13, 2025
/s/ JAMES E. BUCKMAN **James E. Buckman**	Director	February 13, 2025
/s/ BRUCE B. CHURCHILL **Bruce B. Churchill**	Director	February 13, 2025
/s/ MUKUL DEORAS **Mukul Deoras**	Director	February 13, 2025
/s/ RONALD L. NELSON **Ronald L. Nelson**	Director	February 13, 2025
/s/ PAULINE D.E. RICHARDS **Pauline D.E. Richards**	Director	February 13, 2025

41

INDEX TO ANNUAL CONSOLIDATED FINANCIAL STATEMENTS

F-1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Wyndham Hotels & Resorts, Inc.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Wyndham Hotels & Resorts, Inc. and subsidiaries (the "Company") as of December 31, 2024 and 2023, the related consolidated statements of income, comprehensive income, equity, and cash flows, for each of the three years in the period ended December 31, 2024, and the related notes (collectively referred to as the "financial statements"). We also have audited the Company's internal control over financial reporting as of December 31, 2024, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO").

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by COSO.

Basis for Opinions

The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying *Management's Report on Internal Control over Financial Reporting.* Our responsibility is to express an opinion on these financial statements and an opinion on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.
Our audits of the financial statements included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures to respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Deferred Revenues and Liability – Wyndham Rewards Loyalty Program – Refer to Notes 2 and 3 to the financial statements

Critical Audit Matter Description

The Company operates the Wyndham Rewards loyalty program under which members earn points that can be redeemed for free nights or other rewards. Wyndham Rewards members primarily accumulate points by staying at a participating hotel, club resort, or vacation rental or by making purchases with their Wyndham Rewards co-branded credit card. Revenues related to the issuance of loyalty points are recognized net of redemptions over time based upon loyalty point redemption patterns, including an estimate of loyalty points that will expire or will never be redeemed. In addition, the Company records a liability for estimated future redemption costs of outstanding loyalty points.

The Company estimates the value of the deferred revenues and related liability (collectively referred to as the "liability") related to the loyalty program based on (i) an estimated cost per point and (ii) an estimated redemption rate of the overall points earned, which is determined with the assistance of a third-party actuarial firm through historical experience, current trends and the use of an actuarial analysis, and includes an estimate of the points that will expire or will never be redeemed. Changes in the estimated cost per point and/or the estimated redemption rate used in the determination of the liability could result in a material change to the amount of liability reported.

We identified the estimated cost per point and the estimated redemption rate used in the determination of the liability as a critical audit matter because of the high degree of auditor judgment and an increased extent of effort, including the involvement of our actuarial specialists, when performing audit procedures to evaluate the reasonableness of management's estimates and assumptions related to the selection of the estimated cost per point and the estimated redemption rate.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to the estimated cost per point and estimated redemption rate used in the determination of the liability included the following, among others:

- We tested the effectiveness of the controls related to the liability, including those over the estimate of the cost per point and the estimate of the redemption rate.
- We evaluated the assumptions used by management to estimate the cost per point by:
  ◦ Testing the underlying data that served as the inputs for the historical cost per point, including historical redemptions.
  ◦ Discussing with management the assumptions used in the Company's estimated future cost per point and evaluating the reasonableness by comparing the projections to (1) forecasted information included in industry reports, and (2) trends in Wyndham Rewards member behavior.
  ◦ Comparing management's prior-year estimated cost per point to actual redemptions during the current year to identify potential bias in the determination of the liability.
  ◦ Evaluating whether the assumptions used by management to estimate the cost per point were consistent with evidence obtained in other areas of the audit.
- We evaluated the assumptions used by management to estimate the redemption rate by:
  ◦ Testing the underlying data that served as the inputs for the actuarial analysis of the estimated redemption rate, including earnings and redemptions.
  ◦ Evaluating whether any approved changes to the Wyndham Rewards loyalty program have been appropriately considered in the actuarial analysis of the estimated redemption rate.
  ◦ Comparing management's prior-year estimated redemption rate to actual redemptions during the current year to identify potential bias in the determination of the liability.
- With the assistance of our actuarial specialists, we developed a range of independent estimates of the liability, utilizing the same underlying data tested above, and compared our estimates to management's estimates.

/s/ Deloitte & Touche LLP
New York, New York
February 13, 2025

We have served as the Company's auditor since 2017.

WYNDHAM HOTELS & RESORTS, INC.
CONSOLIDATED STATEMENTS OF INCOME
(In millions, except per share amounts)

		Year Ended December 31,				
		2024		**2023**		**2022**
Net revenues						
Royalties and franchise fees	$	555	$	532	$	512
Marketing, reservation and loyalty		563		578		544
Management and other fees		10		14		57
License and other fees		119		112		100
Other		157		148		141
Fee-related and other revenues		1,404		1,384		1,354
Cost reimbursements		4		13		144
Net revenues		1,408		1,397		1,498
Expenses						
Marketing, reservation and loyalty		564		569		524
Operating		81		94		106
General and administrative		130		130		123
Cost reimbursements		4		13		144
Depreciation and amortization		71		76		77
Transaction-related		47		11		—
Restructuring		15		—		—
Impairment		12		—		—
Separation-related		(11)		1		1
Gain on asset sale, net		—		—		(35)
Total expenses		913		894		940
Operating income		495		503		558
Interest expense, net		124		102		80
Early extinguishment of debt		3		3		2
Income before income taxes		368		398		476
Provision for income taxes		79		109		121
Net income	$	289	$	289	$	355
Earnings per share						
Basic	$	3.64	$	3.43	$	3.93
Diluted		3.61		3.41		3.91

See Notes to Consolidated Financial Statements.

F-4

WYNDHAM HOTELS & RESORTS, INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(In millions)

	Year Ended December 31,		
	2024	**2023**	**2022**
Net income	$ 289	$ 289	$ 355
Other comprehensive income/(loss), net of tax			
Foreign currency translation adjustments	(6)	12	(5)
Unrealized gains/(losses) on cash flow hedges	4	(31)	58
Other comprehensive (loss)/income, net of tax	(2)	(19)	53
Comprehensive income	$ 287	$ 270	$ 408

See Notes to Consolidated Financial Statements.

F-5

WYNDHAM HOTELS & RESORTS, INC.
CONSOLIDATED BALANCE SHEETS
(In millions, except per share amounts)

	December 31, 2024	December 31, 2023
Assets		
Current assets:		
Cash and cash equivalents	$ 103	$ 66
Trade receivables, net	271	241
Prepaid expenses	44	27
Other current assets	49	39
Total current assets	467	373
Property and equipment, net	94	88
Goodwill	1,525	1,525
Trademarks, net	1,230	1,232
Franchise agreements and other intangibles, net	318	347
Other non-current assets	589	468
Total assets	$ 4,223	$ 4,033
Liabilities and stockholders' equity		
Current liabilities:		
Current portion of long-term debt	$ 43	$ 37
Accounts payable	37	32
Deferred revenues	121	91
Accrued expenses and other current liabilities	265	299
Total current liabilities	466	459
Long-term debt	2,420	2,164
Deferred income taxes	332	325
Deferred revenues	169	167
Other non-current liabilities	186	172
Total liabilities	3,573	3,287
Commitments and contingencies (Note 13)		
Stockholders' equity:		
Preferred stock, $0.01 par value, authorized 6.0 shares, none issued and outstanding	—	—
Common stock, $0.01 par value, 102.8 and 102.1 issued at December 31, 2024 and 2023	1	1
Treasury stock, at cost – 24.8 and 20.7 shares at December 31, 2024 and 2023	(1,669)	(1,361)
Additional paid-in capital	1,647	1,599
Retained earnings	654	488
Accumulated other comprehensive income	17	19
Total stockholders' equity	650	746
Total liabilities and stockholders' equity	$ 4,223	$ 4,033

See Notes to Consolidated Financial Statements.

WYNDHAM HOTELS & RESORTS, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In millions)

		Year Ended December 31,	
	2024	**2023**	**2022**
Operating activities			
Net income	$ 289	$ 289	$ 355
Adjustments to reconcile net income to net cash provided by/(used in) operating activities:			
Depreciation and amortization	71	76	77
Provision for/(recovery of) doubtful accounts	4	3	(2)
Impairment	12	—	—
Deferred income taxes	4	(17)	(39)
Stock-based compensation	45	39	33
Gain on asset sale, net	—	—	(35)
Loss on early extinguishment of debt	3	3	2
Net change in assets and liabilities:			
Trade receivables	(39)	(10)	16
Prepaid expenses	(18)	5	(6)
Other current assets	2	37	(3)
Accounts payable, accrued expenses and other current liabilities	(33)	(4)	14
Deferred revenues	36	10	22
Payments of development advance notes	(114)	(73)	(52)
Proceeds from development advance notes	5	1	4
Other, net	23	17	13
Net cash provided by operating activities	290	376	399
Investing activities			
Property and equipment additions	(49)	(37)	(39)
Acquisition of hotel brand	—	—	(44)
Loan advances	(17)	(29)	—
Loan repayments	1	—	—
Proceeds from asset sales, net	—	—	263
Other, net	—	—	(1)
Net cash (used in)/provided by investing activities	(65)	(66)	179
Financing activities			
Proceeds from borrowings	1,835	1,378	400
Principal payments on long-term debt	(1,539)	(1,245)	(404)
Finance lease payments	(39)	(5)	(5)
Debt issuance costs	(1)	(10)	(4)
Dividends to stockholders	(122)	(118)	(116)
Repurchases of common stock	(310)	(393)	(448)
Exercise of stock options	22	—	4
Net share settlement of incentive equity awards	(20)	(9)	(11)
Other, net	(1)	—	—
Net cash used in financing activities	(175)	(402)	(584)
Effect of changes in exchange rates on cash, cash equivalents and restricted cash	(3)	(3)	(4)
Net increase/(decrease) in cash, cash equivalents and restricted cash	47	(95)	(10)
Cash, cash equivalents and restricted cash, beginning of period	66	161	171
Cash, cash equivalents and restricted cash, end of period	$ 113	$ 66	$ 161

See Notes to Consolidated Financial Statements.

WYNDHAM HOTELS & RESORTS, INC.
CONSOLIDATED STATEMENTS OF EQUITY
(In millions)

	Common Shares Outstanding	Common Stock		Treasury Stock		Additional Paid-in Capital		Retained Earnings/(Accumulated Deficit)		Accumulated Other Comprehensive Income/(Loss)		Total Equity	
Balance as of December 31, 2021	92	$	1	$	(519)	$	1,543	$	79	$	(15)	$	1,089
Net income	—		—		—		—		355		—		355
Other comprehensive income	—		—		—		—		—		53		53
Dividends	—		—		—		—		(116)		—		(116)
Repurchase of common stock	(6)		—		(445)		—		—		—		(445)
Net share settlement of incentive equity awards	—		—		—		(11)		—		—		(11)
Change in deferred compensation	—		—		—		33		—		—		33
Exercise of stock options	—		—		—		4		—		—		4
Balance as of December 31, 2022	86		1		(964)		1,569		318		38		962
Net income	—		—		—		—		289		—		289
Other comprehensive loss	—		—		—		—		—		(19)		(19)
Dividends	—		—		—		—		(119)		—		(119)
Repurchase of common stock	(5)		—		(397)		—		—		—		(397)
Net share settlement of incentive equity awards	—		—		—		(9)		—		—		(9)
Change in deferred compensation	—		—		—		38		—		—		38
Other	—		—		—		1		—		—		1
Balance as of December 31, 2023	81		1		(1,361)		1,599		488		19		746
Net income	—		—		—		—		289		—		289
Other comprehensive loss	—		—		—		—		—		(2)		(2)
Dividends	—		—		—		—		(123)		—		(123)
Repurchase of common stock	(4)		—		(308)		—		—		—		(308)
Net share settlement of incentive equity awards	—		—		—		(20)		—		—		(20)
Change in deferred compensation	—		—		—		45		—		—		45
Exercise of stock options	1		—		—		22		—		—		22
Other	—		—		—		1		—		—		1
Balance as of December 31, 2024	78	$	1	$	(1,669)	$	1,647	$	654	$	17	$	650

See Notes to Consolidated Financial Statements.

F-8

WYNDHAM HOTELS & RESORTS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unless otherwise noted, all amounts are in millions, except share and per share amounts)

1. BASIS OF PRESENTATION

Wyndham Hotels & Resorts, Inc. (collectively with its consolidated subsidiaries, "Wyndham Hotels" or the "Company") is a leading global hotel franchisor, licensing its renowned hotel brands to hotel owners in over 95 countries around the world.

The Consolidated Financial Statements have been prepared on a stand-alone basis. The Consolidated Financial Statements include the Company's assets, liabilities, revenues, expenses and cash flows and all entities in which it has a controlling financial interest. The accompanying Consolidated Financial Statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). All intercompany balances and transactions have been eliminated in the Consolidated Financial Statements.

In presenting the Consolidated Financial Statements, management makes estimates and assumptions that affect the amounts reported and related disclosures. Estimates, by their nature, are based on judgment and available information. Accordingly, actual results could differ from those estimates. In management's opinion, the Consolidated Financial Statements contain all normal recurring adjustments necessary for a fair presentation of annual results reported.

Business Description

Wyndham Hotels' primary segment is hotel franchising which principally consists of licensing the Company's lodging brands and providing related services to third-party hotel owners and others.

Beginning with the first quarter of 2023, as a result of the changes in its Hotel Management segment including the exit from the select-service management business, the sale of its two owned hotels and the exit from substantially all of its U.S. full-service management business, the Hotel Management segment no longer met the quantitative thresholds to be disclosed as a reportable segment. As a result, the Company has aggregated, on a prospective basis, the remaining hotel management business, which is predominately the full-service international managed business within its Hotel Franchising segment.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

When evaluating an entity for consolidation, the Company first determines whether an entity is within the scope of the guidance for consolidation of variable interest entities ("VIEs") and if it is deemed to be a VIE. If the entity is considered to be a VIE, the Company determines whether it would be considered the entity's primary beneficiary. The Company consolidates those VIEs for which it has determined that it is the primary beneficiary. The Company will consolidate an entity not deemed a VIE upon a determination that it has a controlling financial interest. For entities where the Company does not have a controlling financial interest, the investments in such entities are classified as available-for-sale securities or accounted for using the equity method, as appropriate.

Use of Estimates and Assumptions

The preparation of the Consolidated Financial Statements requires the Company to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and the disclosure of contingent assets and liabilities in the Consolidated Financial Statements and accompanying notes. Although these estimates and assumptions are based on the Company's knowledge of current events and actions it may undertake in the future, actual results may ultimately differ from estimates and assumptions.

Revenue Recognition

The principal source of revenues from franchising hotels is ongoing royalty, marketing and reservation fees, which are typically a percentage of gross room revenues of each franchised hotel. For a more detailed description of revenue recognition see Note 3 - Revenue Recognition.

Loyalty Program

The Company operates the Wyndham Rewards loyalty program. Loyalty members primarily accumulate points by staying in hotels operated under one of the Company's brands. Wyndham Rewards members may also accumulate points by purchasing everyday services and products with their Wyndham Rewards co-branded credit card.

The Company earns revenue from these programs (i) when a member stays at a participating hotel or club resort or vacation rental from a fee charged by the Company to the property owner or manager, which is based upon a percentage of room revenues generated from such stay which the Company recognizes, net of redemptions, over time based upon loyalty point redemption patterns, including an estimate of loyalty points that will expire or will never be redeemed, and (ii) based upon a percentage of the member's spending on the Wyndham Rewards co-branded credit cards for which revenues are paid to the Company by a third-party issuing bank which the Company primarily recognizes over time based upon the redemption patterns of the loyalty points earned under the program, including an estimate of loyalty points that will expire or will never be redeemed.

As members earn points through the loyalty program, the Company records a liability for the estimated future redemption costs, which is calculated based on (i) an estimated cost per point and (ii) an estimated redemption rate of the overall points earned, which is determined with the assistance of a third-party actuarial firm through historical experience, current trends and the use of an actuarial analysis. The Company estimates the value of the future redemption obligations by projecting the timing of future point redemptions based on historical levels, including an estimate of the points that will expire or never be redeemed, and an estimate of the points members will eventually redeem. The recorded liability related to the program totals $105 million and $117 million as of December 31, 2024 and 2023, respectively, of which $65 million and $75 million, respectively, are included in accrued expenses and other current liabilities, and $40 million and $42 million, respectively, are included in other non-current liabilities on the Company's Consolidated Balance Sheets.

Cash and Cash Equivalents

The Company considers highly-liquid investments purchased with an original maturity of three months or less to be cash equivalents.

Valuation of Accounts Receivable

The Company measures the expected credit losses of its receivables on a collective (pool) basis which aggregates receivables with similar risk characteristics and uses historical collection attrition rates for ten years to estimate its expected credit losses. For a more detailed description of the valuation of accounts receivable see Note 5 - Accounts Receivable.

Advertising Expense

Advertising costs are expensed in the period incurred. Advertising expenses, which are primarily recorded within marketing and reservation expenses on the Consolidated Statements of Income, were $110 million, $127 million and $124 million in 2024, 2023 and 2022, respectively.

Property and Equipment

Property and equipment (including building and leasehold improvements) are recorded at cost and presented net of accumulated depreciation and amortization. Depreciation, recorded as a component of depreciation and amortization on the Consolidated Statements of Income, is calculated utilizing the straight-line method over the lesser of the lease terms or estimated useful lives of the related assets. Amortization of leasehold improvements, also recorded as a component of depreciation and amortization, is calculated utilizing the straight-line method over the lesser of the estimated benefit period of the related assets or the lease terms. Useful lives are generally up to 20 years for leasehold improvements, 30 years for buildings, up to 15 years for building improvements and from three to seven years for furniture, fixtures and equipment.

The Company capitalizes the costs of software developed for internal use in accordance with the guidance for accounting for costs of computer software developed or obtained for internal use. Capitalization of software developed for internal use commences during the development phase of the project. The Company amortizes software developed or obtained for internal use on a straight-line basis over its estimated useful life, which is generally three to five years. Such amortization commences when the software is substantially ready for its intended use.

The net carrying value of software developed or obtained for internal use was $50 million and $47 million as of December 31, 2024 and 2023, respectively. Depreciation expense on capitalized software developed or obtained for internal use was $36 million, $40 million and $37 million for the twelve months ended December 31, 2024, 2023 and 2022, respectively, which is reported within depreciation and amortization on the Consolidated Statements of Income.

Impairment of Long-Lived Assets

Goodwill is reviewed annually (during the fourth quarter of each year subsequent to completing the Company's annual forecasting process), or more frequently if circumstances indicate that the value of goodwill may be impaired, to the reporting units' carrying values as required by the guidance. This is done either by performing a qualitative assessment or utilizing the one-step impairment test, with an impairment being recognized only where the fair value is less than carrying value. In any given year, the Company can elect to perform a qualitative assessment to determine whether it is more likely than not that the fair value of a reporting unit is in excess of its carrying value. If it is not more likely than not that the fair value is in excess of the carrying value, or the Company elects to bypass the qualitative assessment, the Company would use the one-step impairment test. The qualitative factors evaluated include macroeconomic conditions, industry and market considerations, cost factors, overall financial performance, its historical share price as well as other industry-specific considerations. The Company performed its annual quantitative assessment for impairment on each reporting unit's goodwill as of October 1, 2024 and determined that no impairments existed and that it was more likely than not that the fair value of its reporting units continued to substantially exceed their carrying values.

The Company also determines whether the carrying values of other indefinite-lived intangible assets are impaired on an annual basis or more frequently if indicators of potential impairment exist. Application of the other indefinite-lived intangible assets impairment test requires judgment in the assumptions used to determine fair value. The fair value of each other indefinite-lived intangible asset is estimated using a discounted cash flow methodology. This analysis requires significant judgments, including estimation of future cash flows, which are dependent on internal forecasts, discount rates and to a lesser extent, estimation of long-term rates of growth. The estimates used to calculate the fair value of other indefinite-lived intangible assets change from year to year based on operating results and market conditions. Changes in these estimates and assumptions could materially affect the determination of fair value and the other indefinite-lived intangible assets' impairment. The Company performed its annual quantitative assessment for impairment on its indefinite-lived intangible assets as of October 1, 2024 and determined that no impairments existed and that it was more likely than not that the fair value of its indefinite-lived intangible assets continued to exceed their carrying values.

The Company also evaluates the recoverability of each of its definite-lived intangible assets by performing a qualitative assessment to determine if circumstances indicate that impairment may have occurred. If such circumstances exist, the Company performs a quantitative assessment by comparing the respective carrying value of the assets to the expected future cash flows, on an undiscounted basis, to be generated from such assets.

The Company also evaluates the recoverability of its other long-lived assets, including property and equipment, if circumstances indicate impairment may have occurred, pursuant to guidance for impairment or disposal of long-lived assets. This analysis is performed by comparing the respective carrying values of the assets to the current and expected future cash flows, on an undiscounted basis, to be generated from such assets. If such analysis indicates that the carrying value of these assets is not recoverable, the carrying value of such assets is reduced to fair value.

Business Combinations

The Company accounts for business combinations in accordance with the guidance for business combinations and related literature. Accordingly, the Company allocates the purchase price of acquired companies to the tangible and intangible assets acquired and liabilities assumed based upon their estimated fair values at the date of purchase. The difference between the purchase price and the fair value of the net assets acquired is recorded as goodwill.

In determining the fair values of assets acquired and liabilities assumed in a business combination, the Company uses various recognized valuation methods including present value modeling and referenced market values, where available. Further, the Company makes assumptions within certain valuation techniques including discount rates and timing of future cash flows. Valuations are performed by management or external valuation specialists under management's supervision, where appropriate. The Company believes that the estimated fair values assigned to the assets acquired and liabilities assumed are based on reasonable assumptions that marketplace participants would use. However, such assumptions are inherently uncertain and actual results could differ from those estimates.

Income Taxes

The Company recognizes deferred tax assets and liabilities based on the differences between the financial statement carrying amounts and the tax basis of assets and liabilities using currently enacted tax rates. The Company regularly reviews

F-11

its deferred tax assets to assess their potential realization and establishes a valuation allowance for portions of such assets that the Company believes will not be ultimately realized. In performing this review, the Company makes estimates and assumptions regarding projected future taxable income, the expected timing of the reversals of existing temporary differences and the implementation of tax planning strategies. A change in these assumptions may increase or decrease the Company's valuation allowance resulting in an increase or decrease in its effective tax rate, which could materially impact the Company's results of operations.

For tax positions the Company has taken or expects to take in a tax return, it applies a more likely than not threshold, under which the Company must conclude a tax position is more likely than not to be sustained, based on the technical merits, assuming that the position will be examined by the appropriate taxing authority that has full knowledge of all relevant information, in order to recognize or continue to recognize the benefit. In determining the Company's provision for income taxes, the Company uses judgment, reflecting its estimates and assumptions, in applying the more likely than not threshold.

The Company accounts for the global intangible low-taxed income provisions under the period cost method.

Stock-Based Compensation

In accordance with the guidance for stock-based compensation, the Company measures all employee stock-based compensation awards using a fair value method and records the related expense in its Consolidated Statements of Income.

The Company recognizes the cost of stock-based compensation awards to employees as they provide services, and the expense is recognized ratably over the requisite service period. The requisite service period is the period during which an employee is required to provide services in exchange for an award. Forfeitures are recorded upon the actual employee termination for each outstanding grant.

Derivative Instruments

The Company uses derivative instruments as part of its overall strategy to manage its exposure to market risks primarily associated with fluctuations in interest rates and currency exchange rates. As a matter of policy, the Company does not use derivatives for trading or speculative purposes. All derivatives are recorded at fair value as either assets or liabilities. Changes in fair value of derivatives not designated as hedging instruments and of derivatives designated as fair value hedging instruments are recognized currently in operating income and interest expense, net in the Consolidated Statements of Income, based upon the nature of the hedged item. The effective portion of changes in fair value of derivatives designated as cash flow hedging instruments is recorded as a component of other comprehensive income. The ineffective portion is reported immediately in earnings as a component of operating or interest expense, based upon the nature of the hedged item. Amounts included in other comprehensive income are reclassified into earnings in the same period during which the hedged item affects earnings.

Accumulated Other Comprehensive Income/(Loss)

Accumulated other comprehensive income ("AOCI") (loss) consists of accumulated foreign currency translation adjustments and unrealized gains or losses on the Company's cash flow hedges. Foreign currency translation adjustments exclude income taxes related to indefinite investments in foreign subsidiaries. Assets and liabilities of foreign subsidiaries having non-U.S.-dollar functional currencies are translated at exchange rates at the balance sheet dates. Revenues and expenses are translated at average exchange rates during the periods presented. The gains or losses resulting from translating foreign currency financial statements into U.S. dollars, net of hedging gains or losses and taxes, are included in AOCI on the Consolidated Balance Sheets.

Recently Issued Accounting Pronouncements

In November 2024, the Financial Accounting Standards Board ("FASB") issued an accounting update, *Income Statement – Reporting Comprehensive Income – Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses*, which requires disaggregated disclosure of income statement expenses on an annual and interim basis. This update requires disaggregation of certain expense captions into specified categories in disclosures within the footnotes to the financial statements. This guidance is effective for fiscal years beginning after December 15, 2026 and interim periods within fiscal years beginning after December 15, 2027. Other than additional disclosure, the Company does not expect a change to its consolidated financial statements. The Company will adopt the guidance on January 1, 2027, as required.

In December 2023, the FASB issued an accounting update, *Income Taxes (Topic 740): Improvements to Income Tax Disclosures,* which modifies the rules on income tax disclosures to require entities to disclose (1) specific categories in the rate reconciliation, (2) the income or loss from continuing operations before income tax expense or benefit (separated

F-12

between domestic and foreign) and (3) income tax expense or benefit from continuing operations (separated by federal, state and foreign). This update also requires entities to disclose their income tax payments to international, federal, state and local jurisdictions, among other changes. The guidance is effective for annual periods beginning after December 15, 2024. Early adoption is permitted for annual financial statements that have not yet been issued or made available for issuance. This update should be applied on a prospective basis, but retrospective application is permitted. The Company is currently evaluating the potential impact of adopting this new guidance on its consolidated financial statements and related disclosures. Other than additional disclosure, the Company does not expect a change to its consolidated financial statements. The Company will adopt the guidance on January 1, 2025, as required.

Recently Adopted Accounting Pronouncements

In November 2023, the FASB issued an accounting update,*Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures*("2023 Accounting Update"), which is intended to improve reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses. The guidance is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. The Company adopted the guidance on January 1, 2024, and applied the guidance retrospectively to all prior periods presented in the financial statements. See Note 15 - Segment Information for new disclosures.

3. REVENUE RECOGNITION

The principal source of revenues from franchising hotels is ongoing royalty fees, which are typically a percentage of gross room revenues of each franchised hotel. The Company recognizes royalty fee revenues as and when the underlying sales occur. The Company also receives non-refundable initial franchise fees, which are recognized as revenues over the initial non-cancellable period of the franchise agreement, commencing when all material services or conditions have been substantially performed. This occurs when a hotel opens for business in the Company's system or when a franchise agreement is terminated after it has been determined that the hotel will not open. The Company's standard franchise agreement typically has a term of 10 to 20 years. Additionally, the Company recognizes occupancy taxes on a net basis.

The Company's franchise agreements also require the payment of marketing and reservation fees, which are intended to reimburse the Company for expenses associated with operating an international, centralized reservation system, e-commerce channels such as the Company's brand.com websites, as well as access to third-party distribution channels, such as online travel agents, advertising and marketing programs, global sales efforts, operations support, training and other related services. Marketing and reservation fees are recognized as revenue when the underlying sales occur. The Company is generally contractually obligated to spend the marketing and reservation fees it collects from franchisees, in accordance with the franchise agreements. Marketing and reservations costs are expensed as incurred, which may not occur in the same period as the recognition of marketing and reservation revenues.

The Company earns revenues from its Wyndham Rewards loyalty program when a member stays at a participating hotel, club resort or vacation rental. These revenues are derived from a fee the Company charges a franchised or managed hotel based upon a percentage of room revenues generated from a Wyndham Rewards member's stay. These fees are to reimburse the Company for expenses associated with member redemptions and activities that are related to the administering and marketing of the program. Revenues related to the loyalty program represent variable consideration and are recognized net of redemptions over time based upon loyalty point redemption patterns, which include an estimate of loyalty points that will expire or will never be redeemed.

The Company earns revenue from its Wyndham Rewards co-branded credit card program, which is primarily generated by cardholder spending and the enrollment of new cardholders. The advance payments received under the program are recognized as a contract liability. The program primarily contains two performance obligations: (i) brand performance services, for which revenue is recognized over the contract term on a straight-line basis, and (ii) issuance and redemption of loyalty points, for which revenue is recognized over time based upon the redemption patterns of the loyalty points earned under the program, including an estimate of loyalty points that will expire or will never be redeemed.

The Company provides management services for certain international hotels under management contracts. The Company's standard management agreement typically has a term of 10 to 20 years. The Company's management fees are comprised of base fees, which are typically a specified percentage of gross revenues from hotel operations, and, in some cases, incentive fees, which are typically a specified percentage of a hotel's gross operating profit. The base fees are recognized when the underlying sales occur and the management services are performed. Incentive fees are recognized when determinable, which is when the Company has met hotel operating performance metrics and the Company has determined that a significant reversal of revenues recognized will not occur.

The Company also recognizes reimbursable payroll costs for operational employees and other reimbursable costs at certain of the Company's managed hotels as revenue. In 2024, these costs and revenues relate to the Company's international managed portfolio. Although these costs are funded by hotel owners, accounting guidance requires the Company to report these fees on a gross basis as both revenues and expenses.

The Company recognizes license and other revenues from Wyndham Worldwide ("former Parent"), now known as Travel + Leisure Co. and other affiliates, for use of the "Wyndham" trademark and certain other trademarks.

In addition, the Company earned revenues from its previously two owned hotels (sold in 2022), which consisted primarily of (i) gross room rentals, (ii) food and beverage services and (iii) on-site spa, casino, golf and shop revenues. These revenues were recognized upon the completion of services.

Deferred Revenues

Deferred revenues, or contract liabilities, generally represent payments or consideration received in advance for goods or services that the Company has not yet provided to the customer. Deferred revenues as of December 31, 2024 and 2023 are as follows:

	December 31, 2024	December 31, 2023
Deferred initial franchise fee revenues	$ 145	$ 145
Deferred loyalty program revenues	97	95
Deferred co-branded credit card program revenues	22	3
Deferred other revenues	26	15
Total	$ 290	$ 258

Deferred initial franchise fees represent payments received in advance from prospective franchisees upon the signing of a franchise agreement and are generally recognized to revenue within 13 years. Deferred loyalty revenues represent the portion of loyalty program fees charged to franchisees, net of redemption costs, that have been deferred and will be recognized over time based upon loyalty point redemption patterns. Deferred co-branded credit card program revenue represents payments received in advance from the Company's co-branded credit card partners, primarily for card member activity, which is typically recognized within one year.

Performance Obligations

A performance obligation is a promise in a contract to transfer a distinct good or service to a customer. The consideration received from a customer is allocated to each distinct performance obligation and recognized as revenue when, or as, each performance obligation is satisfied. The following table summarizes the Company's remaining performance obligations for the years set forth below:

	2025	2026	2027	Thereafter	Total
Initial franchise fee revenues	$ 17	$ 8	$ 7	$ 113	$ 145
Loyalty program revenues	60	25	10	2	97
Co-branded credit card program revenues	22	—	—	—	22
Other revenues	22	1	—	3	26
Total	$ 121	$ 34	$ 17	$ 118	$ 290

Disaggregation of Net Revenues

The table below presents a disaggregation of the Company's net revenues from contracts with customers by major services and products for each of the Company's segments:

	Year Ended December 31,		
	2024	2023	2022
Hotel Franchising [(a)]			
Royalties and franchise fees	$ 555	$ 532	$ 496
Marketing and reservation fees	467	487	457
Loyalty revenue	96	91	86
Management and other fees	10	14	—
License and other fees	119	112	100
Cost reimbursements	4	13	—
Other [(b)]	157	148	138
Total Hotel Franchising	1,408	1,397	1,277
Hotel Management			
Royalties and franchise fees	n/a	n/a	16
Marketing, reservation and loyalty	n/a	n/a	1
Owned hotel revenues	n/a	n/a	42
Management fees	n/a	n/a	15
Cost reimbursements	n/a	n/a	144
Other	n/a	n/a	3
Total Hotel Management	n/a	n/a	221
Net revenues	$ 1,408	$ 1,397	$ 1,498

_____
(a) For 2024 and 2023, the Hotel Franchising segment includes the former Hotel Management segment, which is primarily comprised of the Company's remaining international full-service managed business.
(b) The Company's other revenues are primarily related to revenues from its co-branded credit card program and property management systems.

Capitalized Contract Costs

The Company incurs certain direct and incremental sales commissions costs in order to obtain hotel franchise contracts. Such costs are capitalized and subsequently amortized, beginning upon hotel opening, over the first non-cancellable period of the agreement. In the event an agreement is terminated prior to the end of the first non-cancellable period, any unamortized cost is immediately expensed. In addition, the Company also capitalizes costs associated with the sale and installation of property management systems to its franchisees, which are amortized over the remaining non-cancellable period of the franchise agreement. As of December 31, 2024 and 2023, capitalized contract costs were $76 million and $68 million, respectively, of which $5 million and $4 million, respectively, were included in other current assets, and $71 million and $64 million, respectively, were included in other non-current assets on the Company's Consolidated Balance Sheets.

4. EARNINGS PER SHARE

The computation of basic and diluted earnings per share ("EPS") is based on net income divided by the basic weighted average number of common shares and diluted weighted average number of common shares, respectively.

The following table sets forth the computation of basic and diluted EPS (in millions, except per-share data) for the years ended December 31:

	2024		2023		2022
Net income	$	289	$	289	$	355
Basic weighted average shares outstanding		79.5		84.4		90.3
Stock options and restricted stock units ("RSUs")[a]		0.6		0.5		0.5
Diluted weighted average shares outstanding		80.1		84.9		90.8
Earnings per share:						
Basic	$	3.64	$	3.43	$	3.93
Diluted		3.61		3.41		3.91
Dividends:						
Cash dividends declared per share	$	1.52	$	1.40	$	1.28
Aggregate dividends paid to stockholders	$	122	$	118	$	116

_____
(a) Diluted shares outstanding exclude shares related to stock options which were immaterial for both 2024 and 2023 and 0.4 million for 2022. Diluted shares outstanding exclude shares related to RSUs of 0.3 million, 0.4 million and 0.2 million for 2024, 2023 and 2022, respectively. Such options and RSUs were excluded as their effect would have been anti-dilutive under the treasury stock method.

Stock Repurchase Program

The following table summarizes stock repurchase activity under the current stock repurchase program (in millions, except per share data):

	Shares		Cost		Average Price Per Share
As of December 31, 2023	20.7	$	1,361	$	65.69
For the twelve months ended December 31, 2024	4.1		308		75.63
As of December 31, 2024	24.8	$	1,669	$	67.32

The Company had $538 million of remaining availability under its program as of December 31, 2024.

5. ACCOUNTS RECEIVABLE

Allowance for Doubtful Accounts

The Company generates trade receivables in the ordinary course of its business and provides for estimated bad debts on such receivables. The Company measures the expected credit losses of its receivables on a collective (pool) basis which aggregates receivables with similar risk characteristics and uses historical collection attrition rates for ten years to estimate its expected credit losses. As such, the Company measures the expected credit losses of its receivables by segment and geographical area. The Company provides an estimate of expected credit losses for its receivables immediately upon origination or acquisition and may adjust this estimate in subsequent reporting periods as required. When the Company determines that an account is not collectible, the account is written-off to the allowance for doubtful accounts. The Company also considers whether the historical economic conditions are comparable to current economic conditions. If current or expected future conditions differ from the conditions in effect when the historical experience was generated, the Company would adjust the allowance for doubtful accounts to reflect the expected effects of the current environment on the collectability of the Company's trade receivables which may be material.

The following table sets forth the activity in the Company's allowance for doubtful accounts on trade accounts receivables for the years ended:

	December 31, 2024	December 31, 2023	December 31, 2022
Beginning balance	$ 60	$ 64	$ 81
Provision for/(recovery of) doubtful accounts	6	3	(2)
Bad debt write-offs	(5)	(7)	(15)
Ending balance	$ 61	$ 60	$ 64

Notes Receivable

As of December 31, 2024 and 2023, the Company had notes receivable of $31 million and $28 million, respectively, net of $1 million allowance for both years, which is primarily included in other non-current assets on the Company's Consolidated Balance Sheets. For a significant portion of such notes receivable, the Company has received guarantees from the owners of these hotels. In addition, the Company had $19 million and $15 million of notes receivable, which is included in other current assets on the Company's Consolidated Balance Sheets as of December 31, 2024 and 2023, respectively, which are fully offset by a corresponding amount in deferred revenues.

6. PROPERTY AND EQUIPMENT, NET

In the fourth quarter of 2024, the Company purchased its corporate headquarters which was previously accounted for as a finance lease. The Company paid $48 million, of which $33 million was recorded to finance lease liability within long-term debt on the Consolidated Balance Sheet and the remaining $15 million was recorded to land and building within property and equipment, net on its Consolidated Balance Sheet. Additionally, the Company recorded an $18 million non-cash reclass representing the net book value of the finance lease asset, to land and building which is reported within property and equipment, net on its Consolidated Balance Sheet. In connection with this transaction, the Company reported $33 million within financing activities as principal payments on finance lease obligations and $15 million within investing activities as property and equipment on its Consolidated Statement of Cash Flows.

Property and equipment, net consisted of:

	As of December 31,	
	2024	2023
Land	7	—
Building	26	—
Building improvements	2	—
Leasehold improvements	1	29
Capitalized software	166	258
Furniture, fixtures and equipment	16	24
Finance leases	—	64
Construction in progress	7	13
	225	388
Less: Accumulated depreciation	131	300
	$ 94	$ 88

The Company recorded depreciation expense of $44 million, $49 million, and $46 million during 2024, 2023 and 2022, respectively, related to property and equipment.

7. INTANGIBLE ASSETS

Intangible assets consisted of the following:

	December 31, 2024	December 31, 2023
	Gross Carrying Amount	Gross Carrying Amount
Goodwill	$ 1,525	$ 1,525

	December 31, 2024			December 31, 2023		
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Unamortized intangible assets:						
Trademarks			$ 1,230			$ 1,232
Amortized intangible assets:						
Franchise agreements	$ 912	$ 594	$ 318	$ 913	$ 567	$ 346
Management agreements	1	1	—	1	1	—
Other	—	—	—	1	—	1
	$ 913	$ 595	$ 318	$ 915	$ 568	$ 347

The changes in the carrying amount of goodwill by reporting unit are as follows:

	Balance as of December 31, 2022	Adjustments to Goodwill	Balance as of December 31, 2024
Hotel Franchising	$ 1,441	$ —	$ 1,441
Hotel Management	84	—	84
Total	$ 1,525	$ —	$ 1,525

Amortization expense relating to amortizable intangible assets was as follows for the years ended December 31:

	2024	2023	2022
Franchise agreements	$ 27	$ 26	$ 26
Management agreements	—	1	5
Total [(a)]	$ 27	$ 27	$ 31

(a) Included as a component of depreciation and amortization on the Consolidated Statements of Income.

Based on the Company’s amortizable intangible assets as of December 31, 2024, the Company expects related amortization expense as follows:

	Amount
2025	$ 27
2026	26
2027	25
2028	25
2029	24

In March 2022, the Company completed the exit of its select-service hotel management business and received an $84 million termination fee, which under the terms of the agreement with CorePoint Lodging (“CPLG”) effectively resulted in the sale of the rights to the management contracts that were acquired as part of the La Quinta Holdings purchase in 2018. The termination fee proceeds were completely offset by the write-off of the remaining balance of the related hotel management contract intangible asset and thus resulted in a full recovery of such asset. The proceeds were reported in

F-18

proceeds from asset sales, net on the Consolidated Statement of Cash Flows. The franchise agreements for these hotels remained in place at their stated fee structure.

8. FRANCHISING, MARKETING AND RESERVATION ACTIVITIES

Royalties and franchise fee revenues on the Consolidated Statements of Income include initial franchise fees of $22 million, $16 million and $15 million in 2024, 2023 and 2022, respectively.

In accordance with its franchise agreements, the Company is generally contractually obligated to expend the marketing and reservation fees it collects from franchisees for the operation of an international, centralized, brand-specific reservation system and for marketing purposes such as advertising, promotional and co-marketing programs, and training for the respective franchisees.

Development Advance Notes

The Company may, at its discretion, provide development advance notes to certain franchisees/hotel owners in order to assist them in converting to one of its brands, in building a new hotel to be flagged under one of its brands or in assisting in other franchisee expansion efforts. Provided the franchisee/hotel owner is in compliance with the terms of the franchise agreement, all or a portion of the development advance notes may be forgiven by the Company over the period of the franchise agreement. Otherwise, the related principal is due and payable to the Company. In certain instances, the Company may earn interest on unpaid franchisee development advance notes.

The Company's Consolidated Financial Statements include the following with respect to development advances:

Consolidated Balance Sheets:	As of December 31,			
	2024		2023	
Other non-current assets	$	308	$	228

During 2024, the Company made a non-cash reclass of $10 million from loan receivables to development advance notes, both of which were reported within other non-current assets. During 2023, the Company made a non-cash reclass of $29 million to development advance notes in connection with the execution of franchise agreements, of which $25 million was from other current assets and $4 million was from other non-current assets.

As a result of the Company's evaluation of the recoverability of the carrying value of the development advance notes, the Company recorded an impairment charge of $10 million during the first quarter of 2024.

Consolidated Statements of Income:	Year Ended December 31,					
	2024		2023		2022	
Forgiveness of notes [a]	$	24	$	15		12
Impairment [b]		10		—		—
Bad debt expense related to notes		—		1		1

_____
(a) Amounts are recorded as a reduction of royalties and franchise fees and marketing, reservation and loyalty revenues on the Consolidated Statements of Income.
(b) Amount is recorded within impairment on the Consolidated Statements of Income.

Restricted Cash

As of December 31, 2024, the Company had $10 million of restricted cash that is reported within other non-current assets on the Condensed Consolidated Balance Sheet. The Company had no restricted cash on its Condensed Consolidated Balance Sheet as of December 31, 2023.

9. ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consisted of:

| | As of December 31, | |
	2024	2023
Accrued taxes payable	$ 66	$ 64
Accrued loyalty program liabilities (Note 2)	65	75
Accrued payroll and related expenses	55	57
Accrued self-insurance liabilities	17	21
Accrued professional expenses	14	19
Accrued interest	9	10
Due to former Parent (Note 17)	8	20
Accrued restructuring (Note 16)	5	—
Accrued legal settlements (Note 13)	3	7
Operating lease liabilities (Note 18)	3	4
Accrued marketing expenses	2	4
Other	18	18
	$ 265	$ 299

10. INCOME TAXES

The income tax provision consists of the following:

| | Year Ended December 31, | | |
	2024	2023	2022
Current			
Federal	$ 43	$ 72	$ 116
State	12	14	22
Foreign	20	40	22
	75	126	160
Deferred			
Federal	4	(6)	(30)
State	2	(4)	(9)
Foreign	(2)	(7)	—
	4	(17)	(39)
Provision for income taxes	$ 79	$ 109	$ 121

Pretax income for domestic and foreign operations consisted of the following:

| | Year Ended December 31, | | |
	2024	2023	2022
Domestic	$ 264	$ 332	$ 432
Foreign	104	66	44
Pretax income	$ 368	$ 398	$ 476

Deferred Taxes

Deferred income tax assets and liabilities are comprised of the following:

		As of December 31,		
		2024		**2023**
Deferred income tax assets:				
Accrued liabilities and deferred revenues	$	85	$	95
Tax credits [(a)]		8		9
Other comprehensive income and other		16		13
Provision for doubtful accounts		9		8
Net operating loss carryforward [(b)]		20		23
Valuation allowance [(c)]		(19)		(23)
Deferred income tax assets		119		125
Deferred income tax liabilities:				
Depreciation and amortization		404		412
Other comprehensive income and other		34		26
Deferred income tax liabilities		438		438
Net deferred income tax liabilities	$	319	$	313
Reported in:				
Other non-current assets	$	13	$	12
Deferred income taxes		332		325
Net deferred income tax liabilities	$	319	$	313

_____

(a)   As of December 31, 2024, the Company had $ 7 million of foreign tax credits. The foreign tax credits expire no later than 2034.

(b)   As of December 31, 2024, the Company's net operating loss carryforwards primarily relate to state net operating losses, which are due to expire at various dates, but no later than 2044.

(c)   The valuation allowance of $ 19 million as of December 31, 2024 relates to net operating loss carryforwards, certain deferred tax assets and foreign tax credits of $ 9 million, $3 million and $7 million, respectively. The valuation allowance of $23 million as of December 31, 2023 relates to net operating loss carryforwards, certain deferred tax assets and foreign tax credits of $ 12 million, $2 million and $9 million, respectively. The valuation allowance will be reduced when and if the Company determines it is more likely than not that the related deferred income tax assets will be realized.

Although the one-time mandatory deemed repatriation tax during 2017 and the territorial tax system created as a result of U.S. tax reform generally eliminate U.S. federal income taxes on dividends from foreign subsidiaries, the Company continues to assert that all of the undistributed foreign earnings of $143 million will be reinvested indefinitely as of December 31, 2024. In the event the Company determines not to continue to assert that all or part of its undistributed foreign earnings are permanently reinvested, such a determination in the future could result in the accrual and payment of additional foreign withholding taxes and U.S. taxes on currency transaction gains and losses, the determination of which is not practicable due to the complexities associated with the hypothetical calculation.

The Company's effective income tax rate differs from the U.S. federal statutory rate as follows for the years ended December 31:

	2024	2023	2022
Federal statutory rate	21.0 %	21.0 %	21.0 %
State and local income taxes, net of federal tax benefits	3.0	2.5	2.8
Taxes on foreign operations at rates different than U.S. federal statutory rates	0.8	2.6	1.9
Taxes on foreign income, net of tax credits	0.2	0.3	0.4
Nondeductible executive compensation	1.7	1.2	0.7
Foreign-derived intangible income	(1.1)	(0.8)	(0.5)
Valuation allowances	—	0.1	(0.6)
Puerto Rico tax credits	(3.7)	—	—
Other	(0.4)	0.5	(0.3)
	21.5 %	27.4 %	25.4 %

The effective income tax rate for 2024, 2023 and 2022 differs from the U.S. Federal income tax rate of 21% primarily due to state taxes and U.S. and foreign taxes, including withholding taxes on the Company's international operations. During 2024, the effective income tax rate was lower primarily due to tax credits received in Puerto Rico.

The following table summarizes the activity related to the Company's unrecognized tax benefits as of December 31:

	2024	2023	2022
Beginning balance	$ 11	$ 8	$ 7
Increases related to tax positions taken during a prior period	—	7	4
Increases related to tax positions taken during the current period	2	2	—
Decreases related to settlements with taxing authorities	—	(2)	—
Decreases as a result of a lapse of the applicable statute of limitations	(2)	(4)	(3)
Ending balance	$ 11	$ 11	$ 8

The gross amount of the unrecognized tax benefits that, if recognized, would affect the Company's effective tax rate was $11 million as of December 31, 2024 and 2023 and $8 million as of December 31, 2022. The Company recorded both accrued interest and penalties related to unrecognized tax benefits as a component of provision for income taxes on the Consolidated Statements of Income. The amount of potential penalties and interest related to these unrecognized tax benefits recorded in the provision for income taxes were immaterial during 2024, 2023 and 2022. The Company had a liability for potential penalties of $1 million as of December 31, 2024, 2023 and 2022, and potential interest of $3 million as of December 31, 2024 and 2023 and $2 million as of December 31, 2022, respectively. Such liabilities are reported as a component of accrued expenses and other current liabilities and other non-current liabilities on the Consolidated Balance Sheets.

The Company files income tax returns in the U.S. federal and state jurisdictions, as well as in foreign jurisdictions. With certain exceptions, the Company is no longer subject to federal income tax examinations for years prior to 2021. The 2018 through 2023 tax years generally remain subject to examination by many state tax authorities. In significant foreign jurisdictions, the 2017 through the 2023 tax years generally remain subject to examination by their respective tax authorities. The statute of limitations is scheduled to expire and current open examinations are expected to be resolved within 12 months of the reporting date in certain taxing jurisdictions, and the Company therefore believes that it is reasonably possible that the total amount of its unrecognized tax benefits could decrease by $9 million to $10 million, inclusive of interest and penalties.

The Company made cash income tax payments, net of refunds, of $95 million during both 2024 and 2023 and $123 million during 2022.

Various jurisdictions in which the Company operates have enacted the Pillar II directive which establishes a global minimum corporate tax rate of 15% initiated by the Organization for Economic Co-operation and Development with an effective date of January 1, 2024. Based on the Company's current analysis, Pillar II did not have a material impact on its financial results, including its annual estimated effective tax rate or liquidity for 2024.

On August 16, 2022, the Inflation Reduction Act ("IRA") was signed into law in the United States. The IRA did not have a material impact on its financial results, including on its annual estimated effective tax rate or liquidity.

11. LONG-TERM DEBT AND BORROWING ARRANGEMENTS

The Company's indebtedness consisted of:

	As of December 31,				
	2024			2023	
Long-term debt: [a]	Amount	Weighted Average Rate [b]		Amount	Weighted Average Rate [b]
$750 million revolving credit facility (due April 2027)	$ 88	7.17%	$	160	7.30%
$400 million term loan A (due April 2027)	364	7.02%		384	6.82%
$1.5 billion term loan B (due May 2030)	1,515	4.20%		1,123	4.10%
$500 million 4.375% senior unsecured notes (due August 2028)	496	4.38%		495	4.38%
Finance leases	—	4.50%		39	4.50%
Total long-term debt	2,463	4.84%		2,201	4.77%
Less: Current portion of long-term debt	43			37	
Long-term debt	$ 2,420		$	2,164	

_____
(a)   The carrying amount of the term loans and senior unsecured notes are net of deferred debt issuance costs of $ 13 million and $ 16 million as of December 31, 2024 and 2023, respectively. The carrying amount of the term loan B is net of unamortized discounts of $5 million as of both December 31, 2024 and 2023.
(b)   Weighted average interest rates are based on the stated interest rate for the year-to-date periods and include the effects from hedging.

Maturities and Capacity

The Company's outstanding debt as of December 31, 2024 matures as follows:

	Long-Term Debt
Within 1 year	$ 43
Between 1 and 2 years	45
Between 2 and 3 years	410
Between 3 and 4 years	512
Between 4 and 5 years	15
Thereafter	1,438
Total	$ 2,463

As of December 31, 2024, the available capacity under the Company's revolving credit facility was as follows:

	Revolving Credit Facility
Total capacity	$ 750
Less: Borrowings	88
Available capacity	$ 662

Long-Term Debt

$750 million Revolving Credit Facility

In April 2022, the Company entered into the Third Amendment to the credit agreement dated May 30, 2018 ("Third Amendment") which amended its original five-year $750 million revolver to extend the term to April 2027. The benchmark rate applicable to the revolver has changed from LIBOR to Secured Overnight Funding Rate ("SOFR"). The revolver is subject to an interest rate equal to, at the Company's option, either (i) a base rate plus a margin ranging from 0.50% to 1.00% or (ii) SOFR, plus a margin ranging from 1.50% to 2.00% and an additional 0.10% SOFR adjustment, in either case based upon the total leverage ratio of the Company and its restricted subsidiaries. The revolver is subject to the same prepayment provisions and covenants applicable to the previous revolver.

The Company had $88 million and $160 million of outstanding borrowings on its revolving credit facility as of December 31, 2024 and 2023, respectively. Such borrowings are included within long-term debt on the Consolidated Balance Sheet.

$400 million Term Loan A Agreement

The Third Amendment provides for a new senior secured term loan A facility ("Term Loan A") in an aggregate principal amount of $400 million maturing in April 2027, the proceeds of which were used to repay a portion of the existing Term Loan B facility in 2022. The Term Loan A is subject to an interest rate equal to, at the Company's option, either (i) a base rate plus a margin ranging from 0.50% to 1.00% or (ii) SOFR, plus a margin ranging from 1.50% to 2.00% and an additional 0.10% SOFR adjustment, in either case based upon the total leverage ratio of the Company and its restricted subsidiaries. The Term Loan A is subject to the same prepayment provisions and covenants applicable to the existing Term Loan B. The Term Loan A is subject to quarterly principal payments as follows: (i) 0.0% per year of the initial principal amount during the first year, (ii) 5.0% per year of the initial principal amount payable in equal quarterly installments during the second and third years and (iii) 7.5% per year of the initial principal amount payable in equal quarterly installments during the fourth and fifth years, with final payments of all amounts outstanding, plus accrued interest, being due on the maturity date in April 2027.

$1.5 billion Term Loan B Agreement

In May 2024, the Company entered into a Fifth Amendment to the credit agreement dated May 30, 2018 (the "Fifth Amendment"), in which the Company repriced all of its Term Loan B loans ("Prior Term Loan B Facility") and borrowed an incremental $400 million. The new Senior Secured Term Loan B Facility ("New Term Loan B") had an outstanding principal balance of $1.5 billion as of December 31, 2024. The incremental proceeds of the New Term Loan B were used for general corporate purposes, including the repayment of then-outstanding balances under the Company's revolving credit facility. The New Term Loan B has substantially the same terms as the Prior Term Loan B Facility. The New Term Loan B bears interest at the Borrower's option at a rate of (a) base rate, plus an applicable rate of 0.75% or (b) Term SOFR, plus an applicable rate of 1.75%. The New Term Loan B is subject to the same prepayment provisions and covenants applicable to the Prior Term Loan B facility.

The Term SOFR with respect to the New Term Loan B is subject to a "floor" of 0.00%. The New Term Loan B is subject to the same prepayment provisions and covenants applicable to the Prior Term Loan B facility, subject to customary exceptions and limitations. These provisions include a standard mandatory prepayment provisions including (i) 100% of the net cash proceeds from issuances or incurrence of debt by the Company or any of its restricted subsidiaries (other than with respect to certain permitted indebtedness); (ii) 100% (with step-downs to 50% and 0% based upon achievement of specified first-lien leverage ratios) of the net cash proceeds from certain sales or other dispositions of assets by the Company or any of its restricted subsidiaries in excess of a certain amount and subject to customary reinvestment provisions and certain other exceptions; and (iii) 50% (with step-downs to 25% and 0% based upon achievement of specified first-lien leverage ratios) of annual (commencing with the 2019 fiscal year) excess cash flow of the Company and its restricted subsidiaries, subject to customary exceptions and limitations.

The revolving credit facility and term loans (the "Credit Facilities") are guaranteed, jointly and severally, by certain of the Company's wholly-owned domestic subsidiaries and secured by a first-priority security interest in substantially all of the assets of the Company and those subsidiaries. The Credit Facilities were initially guaranteed by former Parent, which guarantee was released immediately prior to the consummation of the spin-off. The Credit Facilities contain customary covenants that, among other things, restrict, subject to certain exceptions, the Company and its restricted subsidiaries' ability to grant liens on the Company and its restricted subsidiaries' assets, incur indebtedness, sell assets, make investments, engage in acquisitions, mergers or consolidations and pay certain dividends and other restricted payments. The Credit Facilities require the Company to comply with financial maintenance covenants to be tested quarterly, consisting of a maximum first-lien leverage ratio.

Subject to customary conditions and restrictions, the Company may obtain incremental term loans and/or revolving loans in an aggregate amount not to exceed (i) the greater of $650 million and 100% of EBITDA, plus (ii) the amount of all voluntary prepayments and commitment reductions under the Credit Facilities, plus (iii) additional amounts subject to certain leverage-based ratio tests.

The Credit Facilities also contain certain customary events of default, including, but not limited to: (i) failure to pay principal, interest, fees or other amounts under the Credit Facilities when due, taking into account any applicable grace period; (ii) any representation or warranty proving to have been incorrect in any material respect when made; (iii) failure to perform or observe covenants or other terms of the Credit Facilities subject to certain grace periods; (iv) a cross-default and cross-acceleration with certain other material debt; (v) bankruptcy events; (vi) certain defaults under ERISA; and (vii) the invalidity or impairment of security interests.

The New Term Loan B is subject to equal quarterly amortization of principal of 0.25% of the initial principal amount, starting in the third quarter of 2024, the first full fiscal quarter after the closing date.

4.375% Senior Unsecured Notes

In August 2020, the Company issued $500 million of senior unsecured notes, which mature in 2028 and bear interest at a rate of 4.375% per year, for net proceeds of $492 million. Interest is payable semi-annually in arrears on February 15 and August 15 of each year, commencing on February 15, 2021.

Finance Leases

Prior to the fourth quarter of 2024, the Company's finance leases consisted of the lease of its corporate headquarters. In connection with the Company's separation from former Parent, it was assigned the lease for its corporate headquarters located in Parsippany, New Jersey from its former Parent, which resulted in the Company recording a finance lease obligation and asset. In the fourth quarter of 2024, the Company purchased the property for its corporate headquarters. See Note 6, Property and Equipment, net for more details.

Deferred Debt Issuance Costs

The Company classifies deferred debt issuance costs related to its revolving credit facility within other non-current assets on the Consolidated Balance Sheets. Such deferred debt issuance costs were $2 million and $3 million as of December 31, 2024 and 2023, respectively.

Cash Flow Hedge

As of December 31, 2024, the Company has pay-fixed/receive-variable interest rate swaps which hedge the interest rate exposure on $1.4 billion, effectively representing over 94% of the outstanding amount of its term loan B. The interest rate swaps have weighted average fixed rates (plus applicable spreads) ranging from 3.31% to 3.84% based on various effective dates for each of the swap agreements, with $475 million of swaps expiring in the fourth quarter of 2027, $600 million expiring in the second quarter of 2028, and $350 million expiring in the third quarter of 2028. For the year ended December 31, 2024 and 2023, the weighted average fixed rate (plus applicable spreads) for the swaps were 1.86% and 1.77%, respectively. The aggregate fair value of these interest rate swaps was a net asset of $18 million and $13 million as of December 31, 2024 and 2023, respectively, which was included within other non-current assets on the Consolidated Balance Sheets, respectively. The effect of interest rate swaps on interest expense, net on the Consolidated Statements of Income were $36 million of income during both 2024 and 2023 and $2 million of expense during 2022.

There was no hedging ineffectiveness recognized in 2024, 2023 or 2022. The Company expects to reclassify approximately $8 million of gains from AOCI to interest expense during the next 12 months.

Interest Expense, Net

The Company incurred interest expense of $129 million, $108 million and $85 million in 2024, 2023 and 2022, respectively. Cash paid related to such interest was $126 million, $103 million and $82 million for 2024, 2023 and 2022, respectively. Interest income was $5 million, $6 million and $5 million for 2024, 2023 and 2022, respectively.

Early Extinguishment of Debt

The Company incurred non-cash early extinguishment of debt costs of $3 million during both 2024 and 2023 and $2 million during 2022. The 2024 and 2023 amounts relate to the repricing and refinancing of the Company's term loan B, respectively. The 2022 amount relates to the Third Amendment and $400 million partial pay down of its term loan B, as discussed above.

12. FAIR VALUE

The Company measures its financial assets and liabilities at fair value on a recurring basis and utilizes the fair value hierarchy to determine such fair values. Financial assets and liabilities carried at fair value are classified and disclosed in one of the following three categories:

Level 1: Quoted prices for identical instruments in active markets.

Level 2: Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations whose inputs are observable or whose significant value driver is observable.

Level 3: Unobservable inputs used when little or no market data is available. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the level in the fair value hierarchy within which the fair value measurement falls has been determined based on the lowest level input (closest to Level 3) that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the asset or liability.

The fair value of financial instruments is generally determined by reference to market values resulting from trading on a national securities exchange or in an over-the-counter market. In cases where quoted market prices are not available, fair value is based on estimates using present value or other valuation techniques, as appropriate. The carrying amounts of cash and cash equivalents, trade receivables, accounts payable and accrued expenses and other current liabilities approximate fair value due to the short-term maturities of these assets and liabilities. The carrying amounts and estimated fair values of all other financial instruments are as follows:

| | December 31, 2024 | |
	Carrying Amount	Estimated Fair Value
Debt	$ 2,463	$ 2,460

The Company estimates the fair value of its debt using Level 2 inputs based on indicative bids from investment banks or quoted market prices with the exception of finance leases, which are estimated at carrying value.

Financial Instruments

Changes in interest rates and foreign exchange rates expose the Company to market risk. The Company uses cash flow hedges as part of its overall strategy to manage its exposure to market risks associated with fluctuations in interest rates and foreign currency exchange rates. As a matter of policy, the Company only enters into transactions that it believes will be highly effective at offsetting the underlying risk, and it does not use derivatives for trading or speculative purposes. The Company estimates the fair value of its derivatives using Level 2 inputs.

Interest Rate Risk

A portion of debt used to finance the Company's operations is exposed to interest rate fluctuations. The Company uses various hedging strategies and derivative financial instruments to create a desired mix of fixed and floating rate assets and liabilities. Derivative instruments currently used in these hedging strategies include interest rate swaps. The derivatives used to manage the risk associated with the Company's variable-rate debt are derivatives designated as cash flow hedges. See Note 11 - Long-Term Debt and Borrowing Arrangements for the impact of such cash flow hedges.

Foreign Currency Risk

The Company has foreign currency rate exposure to exchange rate fluctuations worldwide, particularly with respect to the Canadian Dollar, Chinese Yuan, Euro, Brazilian Real, British Pound and Argentine Peso. The Company uses foreign currency forward contracts at various times to manage and reduce the foreign currency exchange rate risk associated with its foreign currency denominated receivables and payables, forecasted royalties and forecasted earnings and cash flows of foreign subsidiaries and other transactions. The Company recognized gains from freestanding foreign currency exchange contracts of $3 million during 2024, $3 million of losses during 2023 and $2 million of gains during 2022. Such gains and losses are included in operating expenses in the Consolidated Statements of Income.

The Company accounts for certain countries as a highly inflationary economy, with its exposure primarily related to Argentina. Foreign currency exchange losses related to Argentina were immaterial, $14 million and $4 million during 2024, 2023 and 2022, respectively. Such losses are included in operating expenses in the Consolidated Statements of Income.

Credit Risk and Exposure

The Company is exposed to counterparty credit risk in the event of nonperformance by counterparties to various agreements and sales transactions. The Company manages such risk by evaluating the financial position and creditworthiness of such counterparties and often by requiring collateral in instances in which financing is provided. The Company mitigates

counterparty credit risk associated with its derivative contracts by monitoring the amounts at risk with each counterparty to such contracts, periodically evaluating counterparty creditworthiness and financial position, and where possible, dispersing its risk among multiple counterparties.

Market Risk

The Company is subject to risks relating to the geographic concentration of its hotel properties, which may result in the Company's results of operations being more sensitive to local and regional economic conditions and other factors, including competition, natural disasters and economic downturns, than the Company's results of operations would be, absent such geographic concentrations. Local and regional economic conditions and other factors may differ materially from prevailing conditions in other parts of the world. Excluding cost-reimbursement revenues, which are offset by cost-reimbursement expense, revenues from transactions in the states of Florida and Texas as a percent of U.S. revenues were approximately 18%, and 11% respectively, during 2024, 17% and 10%, respectively, during 2023, 24% and 10%, respectively, during 2022. Revenues in the state of Florida include license and other fees from the Company's former Parent. Excluding these revenues, revenues in the state of Florida as a percent of U.S. revenues were 8%, 7% and 16% during 2024, 2023 and 2022, respectively.

13. COMMITMENTS AND CONTINGENCIES

Litigation

The Company is involved, at times, in claims, legal and regulatory proceedings and governmental inquiries arising in the ordinary course of its business, including but not limited to: breach of contract, fraud and bad faith claims with franchisees in connection with franchise agreements and with owners in connection with management contracts, as well as negligence, breach of contract, fraud, employment, consumer protection and other statutory claims asserted in connection with alleged acts or occurrences at owned, franchised or managed properties or in relation to guest reservations and bookings. The Company may also at times be involved in claims, legal and regulatory proceedings and governmental inquiries relating to bankruptcy proceedings involving efforts to collect receivables from a debtor in bankruptcy, employment matters, claims of infringement upon third parties' intellectual property rights, claims relating to information security, privacy and consumer protection, fiduciary duty/trust claims, tax claims, environmental claims and landlord/tenant disputes. Along with many of its competitors, the Company and/or certain of its subsidiaries have been named as defendants in litigation matters filed in state and federal courts, alleging statutory and common law claims related to purported incidents of sex trafficking at certain franchised and managed hotel facilities. Many of these matters are in the pleading or discovery stages at this time. In certain matters, discovery has closed and the parties are engaged in dispositive motion practice. As of December 31, 2024, the Company is aware of approximately 50 pending matters filed naming the Company and/or subsidiaries. Due to the cadence of litigation filings, dismissals and settlements, including litigants attempting to preserve claims by filing within applicable statutory limitations periods, the number of pending matters may fluctuate from time to time. Based upon the status of these matters, the Company has not made a determination as to the likelihood of any probable loss of any one of these matters and is unable to estimate a range of losses at this time.

The Company records an accrual for legal contingencies when it determines, after consultation with outside counsel, that it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated. In making such determinations, the Company evaluates, among other things, the degree of probability of an unfavorable outcome, and when it is probable that a liability has been incurred, its ability to make a reasonable estimate of loss. The Company reviews these accruals each reporting period and makes revisions based on changes in facts and circumstances, including changes to its strategy in dealing with these matters.

The Company believes that it has adequately accrued for such matters with reserves of $3 million and $7 million as of December 31, 2024 and 2023, respectively. The Company also had receivables for certain matters which are covered by insurance. Such receivables were immaterial as of December 31, 2024 and were $4 million as of December 31, 2023 and are included within other current assets on the Company's Consolidated Balance Sheets. Litigation is inherently unpredictable and, although the Company believes that its accruals are adequate and/or that it has valid defenses in these matters, unfavorable results could occur. As such, an adverse outcome from such proceedings for which claims are awarded in excess of the amounts accrued, if any, could be material to the Company with respect to earnings and/or cash flows in any given reporting period. As of December 31, 2024, the potential exposure resulting from adverse outcomes of such legal proceedings could, in the aggregate, range up to approximately $11 million in excess of recorded accruals. However, the Company does not believe that the impact of such litigation will result in a material liability to the Company in relation to its combined financial position or liquidity.

Guarantees

Separation-Related Guarantees

The Company assumed one-third of certain contingent and other corporate liabilities of former Parent incurred prior to the spin-off, including liabilities of former Parent related to, arising out of or resulting from certain terminated or divested businesses, certain general corporate matters of former Parent and any actions with respect to the separation plan or the distribution made or brought by any third party.

Credit Support Provided and Other Indemnifications Relating to former Parent's Sale of its European Vacation Rentals Business

In May 2018, former Parent completed the sale of its European Vacation Rentals business to Compass IV Limited, an affiliate of Platinum Equity, LLC ("Buyer"). In connection with the sale of the European Vacation Rentals business, the Company provided certain post-closing credit support in the form of guarantees to help ensure that the business meets the requirements of certain credit card service providers, travel association and regulatory authorities. Such post-closing credit support may be enforced or called upon if the European vacation rentals business fails to meet its primary obligation to pay certain amounts when due. The European vacation rentals business has provided an indemnity to former Parent in the event that the post-closing credit support is enforced or called upon.

Pursuant to the terms of the Separation and Distribution Agreement that was entered into in connection with the Company's spin-off, the Company will assume one-third and former Parent will assume two-thirds of losses that may be incurred by former Parent or the Company in the event that these credit support arrangements are enforced or called upon by any beneficiary in respect of any indemnification claims made.

The table below summarizes the post-closing credit support guarantees related to the sale of the European Vacation Rentals business, the fair values of such guarantees and the receivables from its former Parent representing two-thirds of such guarantees as of December 31, 2024:

	Guarantees		Fair Value of Guarantees		Receivable from former Parent
Post-closing credit support at time of sale	$	81	$ 39	$	26
Additional post-closing credit support		46	22		15
Total	$	127	$ 61	$	41

The fair value of the guarantees was $61 million as of December 31, 2024 and 2023 and were included in other non-current liabilities on the Consolidated Balance Sheets. In connection with these guarantees the Company had receivables from its former Parent of $41 million as of December 31, 2024 and 2023, which were included in other non-current assets on its Consolidated Balance Sheets.

14. STOCK-BASED COMPENSATION

The Company has a stock-based compensation plan available to grant non-qualified stock options, incentive stock options, stock-settled appreciation rights ("SSARs"), RSUs, performance-vesting restricted stock units ("PSUs") and/or other stock-based awards to key employees and non-employee directors. Under the Amended and Restated Wyndham Hotels & Resorts, Inc. 2018 Equity and Incentive Plan ("Stock Plan"), which originally became effective on May 14, 2018 and was amended and restated on November 20, 2024, a maximum of 10.0 million shares of common stock may be awarded. As of December 31, 2024, 4.4 million shares remained available.

During 2024, the Company granted incentive equity awards totaling $36 million to key employees and senior officers in the form of RSUs. The RSUs generally vest ratably over a period of four years based on continuous service. Additionally, the Company approved incentive equity awards to key employees and senior officers in the form of PSUs with a maximum grant value of $18 million. The PSUs generally cliff vest on the third anniversary of the grant date based on continuous service with the number of shares earned (0% to 200% of the target award) dependent upon the extent to which the Company achieves certain performance metrics.

Incentive Equity Awards Granted by the Company

The activity related to the Company's incentive equity awards for the year ended December 31, 2024 consisted of the following:

	RSUs		PSUs	
	Number of RSUs	Weighted Average Grant Price	Number of PSUs	Weighted Average Grant Price
Balance as of December 31, 2023	1.0	$ 72.80	0.5	$ 76.56
Granted [a]	0.5	76.94	0.2 [b]	76.55
Vested	(0.5)	68.86	(0.1)	65.21
Canceled	(0.1)	76.72	—	—
Balance as of December 31, 2024	0.9 [c]	$ 76.55	0.6 [d]	$ 78.43

_____

[a] Represents awards granted by the Company primarily in February 2024.
[b] Represents awards granted by the Company at the maximum achievement level of 200% of target payout. Actual shares that may be issued can range from 0% to 200% of target.
[c] RSUs outstanding as of December 31, 2024 have an aggregate unrecognized compensation expense of $ 48 million, which is expected to be recognized over a weighted average period of 2.5 years.
[d] PSUs outstanding as of December 31, 2024 have an aggregate maximum potential unrecognized compensation expense of $ 22 million, which may be recognized over a weighted average period of 1.8 years based on attainment of targets.

There were no stock options granted in 2024 or 2023. The activity related to stock options for the year ended December 31, 2024 consisted of the following:

	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (Years)	Aggregate Intrinsic Value (in millions)
Outstanding as of December 31, 2023	1.0	$ 55.89		
Granted	—	—		
Exercised	(0.4)	58.43		
Canceled	—	—		
Outstanding as of December 31, 2024	0.6	$ 54.45	2.5	$ 31
Unvested as of December 31, 2024	—	$ —	0	$ —
Exercisable as of December 31, 2024	0.6	$ 54.11	2.5	$ 31

The fair value of stock options granted by the Company were estimated on the date of the grant using the Black-Scholes option-pricing model with the relevant assumptions outlined in the table below. Expected volatility is based on both historical and implied volatilities of the stock of comparable companies over the estimated expected life of the options. The expected life represents the period of time the options are expected to be outstanding. The risk-free interest rate is based on yields on U.S. Treasury strips with a maturity similar to the estimated expected life of the options. The projected dividend yield was based on the Company's anticipated annual dividend divided by the price of the Company's stock on the date of the grant.

Stock-Based Compensation Expense

Stock-based compensation expense was $45 million, $39 million and $33 million for 2024, 2023 and 2022, respectively. For 2024, $2 million of stock-based compensation expense was recorded within both restructuring costs and transaction-related costs on the Consolidated Statements of Income.

15. SEGMENT INFORMATION

Wyndham Hotels' primary segment is Hotel Franchising which principally consists of licensing the Company's lodging brands and providing related services to third-party hotel owners and others. This reportable segment represents the Company's operating segment for which separate financial information is available and is utilized on a regular basis by its chief operating decision maker to assess performance and allocate resources. The Company's chief operating decision maker ("CODM") is the chief executive officer. In identifying its reportable segment, the Company also considers the nature of services provided by its operating segment. Due to the adoption of the 2023 Accounting Update, the Company changed its primary measure of segment profit or loss from adjusted EBITDA to net income. The CODM evaluates the operating results of the Company on a consolidated basis based upon net revenues and net income, which is the measure of profit or loss that is most consistent with GAAP measurement principles and is used by the CODM internally to assess operating performance. The CODM also uses adjusted EBITDA to evaluate the operating results of its Hotel Franchising reportable segment.

Beginning with the first quarter of 2023, as a result of the changes in its Hotel Management segment including the exit from the select-service management business, the sale of its two owned hotels and the exit from substantially all of its U.S. full-service management business, the Hotel Management segment no longer met the quantitative thresholds to be disclosed as a reportable segment. As a result, the Company has aggregated, on a prospective basis, the remaining hotel management business, which is predominately the full-service international managed business within its Hotel Franchising segment.

Provided below is the Company's segment profitability measure and significant segment expenses.

	Year Ended December 31,			
	2024		**2023**	
Net revenues	$	1,408	$	1,397
Less expenses [a]				
Compensation		(255)		(241)
Selling and advertising		(119)		(136)
Outsourced services and information technology [b]		(127)		(120)
Professional fees		(90)		(85)
Other segment items [c]		(189)		(209)
Corporate expenses [d]		(339)		(317)
Consolidated net income	$	289	$	289

_____

(a) The significant expense categories and amounts align with the segment-level information that is regularly provided to the Company's CODM.
(b) Information technology costs primarily include maintenance costs and software as a service cost.
(c) Other segment items include depreciation and amortization, stock-based compensation, restructuring costs, impairment charge, cost reimbursements, travel and entertainment, insurance and other operating expenses.
(d) Corporate expenses include interest expense, net, transaction and separation-related expenses, provision for income taxes, early extinguishment of debt, compensation costs, and other overhead costs.

Provided below is the Company's significant segment expense disclosure for 2022. Due to the adoption of the 2023 Accounting Update, the Company is a single reporting segment managed on a consolidated basis and therefore the 2023 and 2024 significant segment expense disclosure is not comparable to 2022 as the Company had two reportable segments.

		Year Ended December 31,				
		2022				
		Hotel Franchising		**Hotel Management**		**Total**
Net revenues	$	1,277	$	221	$	1,498
Less expenses [a]						
Compensation		(213)		(9)		
Selling and advertising		(134)		—		
Outsourced services and information technology [b]		(119)		(1)		
Professional fees		(80)		(2)		
Other segment items [c]		(148)		(148)		
Segment net income	$	583	$	61	$	644
Reconciliation of profit or loss (segment profit/(loss))						
Adjustments and reconciling items						
Corporate [d]						(289)
Consolidated net income					$	355

_____
(a) The significant expense categories and amounts align with the segment-level information that is regularly provided to the Company's CODM.
(b) Information technology costs primarily include maintenance costs and software as a service cost.
(c) Other segment items include depreciation and amortization, stock-based compensation, gain on asset sale, net, cost reimbursements, travel and entertainment, insurance and other operating expenses.
(d) Corporate includes provision for income taxes, interest expense, net, compensation costs, and other overhead costs.

Provided below is the Company's segment disclosure for certain financial information for 2022. Due to the adoption of the 2023 Accounting Update, the Company is a single reporting segment managed on a consolidated basis and therefore the 2023 and 2024 information is provided elsewhere in the financial statements.

		Hotel Franchising [a]		**Hotel Management**		**Corporate** [b]		**Total**
Year Ended or as of December 31, 2022								
Depreciation and amortization	$	63	$	5	$	9	$	77
Segment assets		3,711		113		299		4,123
Capital expenditures		33		—		6		39

_____
(a) For 2024 and 2023, the Hotel Franchising segment includes the former Hotel Management segment, which is primarily comprised of the Company's remaining international full-service managed business.
(b) Includes the elimination of transactions between segments.

F-31

The geographic segment information provided below is classified based on the geographic location of the Company's subsidiaries.

		United States		All Other Countries [a]		Total
Year Ended or As of December 31, 2024						
Net revenues	$	1,125	$	283	$	1,408
Net long-lived assets		2,979		188		3,167
Year Ended or As of December 31, 2023						
Net revenues	$	1,142	$	255	$	1,397
Net long-lived assets		3,002		190		3,192
Year Ended or As of December 31, 2022						
Net revenues	$	1,271	$	227	$	1,498
Net long-lived assets		3,126		104		3,230

_____

(a) Includes U.S. territories.

16. OTHER EXPENSES AND CHARGES

Transaction-Related

The Company recognized transaction-related expenses of $47 million during the year ended December 31, 2024, primarily related to costs associated with the failed hostile takeover defense and costs related to the repricing of the Company's term loan B. Such amounts primarily consisted of legal and advisory costs. The Company recognized transaction-related expenses of $11 million during the year ended December 31, 2023 related to corporate transactions, including costs associated with the failed hostile takeover defense and the refinancing of the Company's term loan B. The following table presents activity for the year ended December 31, 2024:

	Liability as of December 31, 2023 [a]		2024 Activity						Liability as of December 31, 2024 [a]
			Costs Recognized		Cash Payments		Other [b]		
Hostile takeover defense	$	7	$	43	$	(47)	$	(3)	$	—
Debt repricing		—		4		(4)		—		—
Total accrued transaction-related expenses	$	7	$	47	$	(51)	$	(3)	$	—

_____

(a) Reported within accrued expenses and other current liabilities on the Consolidated Balance Sheets.
(b) Represents non-cash retention-related payments in Company stock.

Impairment

As a result of the Company's evaluation of the recoverability of the carrying value of certain assets, the Company recorded an impairment charge of $12 million, primarily related to development advance notes, during the first quarter of 2024. The impairment charge was reported within the impairment line item on the Consolidated Statements of Income.

Restructuring

During 2024, the Company approved a restructuring plan focused on enhancing its organizational efficiency. As a result, during 2024, the Company incurred $15 million of restructuring expenses, relating to 135 employees primarily in its Hotel Franchising segment. The following table presents activity for the year ended December 31, 2024:

	Liability as of December 31, 2023 [(a)]	2024 Activity: Costs Recognized	2024 Activity: Cash Payments	2024 Activity: Other [(b)]	Liability as of December 31, 2024 [(a)]
2024 Plan					
Personnel-related	$ —	$ 15	$ (8)	$ (2)	$ 5
Total accrued restructuring	$ —	$ 15	$ (8)	$ (2)	$ 5

(a) Reported within accrued expenses and other current liabilities on the Consolidated Balance Sheets.
(b) Represents non-cash payments in Company stock.

Separation-Related

Separation-related costs associated with the Company's spin-off from former parent were $11 million of income during 2024, which were primarily due to the reversal of a reserve related to the expiration of a tax matter. The Company recognized expenses of $1 million during both 2023 and 2022, which primarily consisted of legal and tax-related costs.

Gain on Asset Sale, Net

In March 2022, the Company completed the sale of its Wyndham Grand Bonnet Creek Resort for gross proceeds of $121 million ($118 million, net of transaction costs) and recognized a $35 million gain, net of transaction costs, for the year ended December 31, 2022. Such amounts were attributable to the Company's hotel management business and were reported within gain on asset sale, net on the Consolidated Statement of Income. Additionally, the Company entered into a 20 year franchise agreement with the buyer.

In May 2022, the Company completed the sale of its Wyndham Grand Rio Mar Resort for gross proceeds of $62 million ($61 million, net of transaction costs). There was no gain or loss on the sale. Additionally, the Company entered into a 20 year franchise agreement with the buyer.

17. TRANSACTIONS WITH FORMER PARENT

The Company has a number of arrangements with its former Parent for services provided between both parties as described below.

License Agreement and Other Agreements with Former Parent

In connection with the Company's spin-off, the Company and former Parent entered into long-term exclusive license agreements to retain former Parents' affiliations with one of the hospitality industry's top-rated loyalty programs, Wyndham Rewards, as well as to continue to collaborate on inventory-sharing and customer cross-sell initiatives.

In connection with the Company's license, development and non-competition agreement, the Company recorded license fees from former Parent in the amounts of $94 million, $90 million and $83 million during 2024, 2023 and 2022, respectively. Further, the Company recorded revenues of $19 million, $15 million and $10 million during 2024, 2023 and 2022, respectively, for activities associated with the Wyndham Rewards program. The Company also recorded license fees from a former affiliate of $6 million during 2024 and $7 million during both and 2023 and 2022. Such fees are recorded within license and other fees on the Consolidated Statements of Income.

Transfer of Former Parent Liabilities and Issuances of Guarantees to Former Parent and Affiliates

Upon the distribution of the Company's common stock to former Parent stockholders, the Company entered into certain guarantee commitments with its former Parent. These guarantee arrangements relate to certain former Parent contingent tax and other corporate liabilities. The Company assumed and is responsible for one-third of such contingent liabilities while its former Parent is responsible for the remaining two-thirds. The amount of liabilities assumed by the Company in connection with the spin-off was $8 million and $20 million as of December 31, 2024 and 2023, respectively, which were included

within accrued expenses and other current liabilities on its Consolidated Balance Sheets. In addition, the Company had $3 million of receivables due from former Parent as of December 31, 2023 which were included within current assets on its Consolidated Balance Sheets. Such receivables were immaterial as of December 31, 2024.

18. LEASES

The Company leases property and equipment under finance and operating leases. For leases with terms greater than one year, the Company records the related asset and obligation at the present value of lease payments over the term. The Company does not separate lease and non-lease components of equipment leases.

In the fourth quarter of 2024, the Company purchased the property for its corporate headquarters which was previously accounted for as a finance lease. See Note 6, Property and Equipment, net for more details.

The table below presents the lease-related assets and liabilities recorded on the Consolidated Balance Sheets.

	Classification on the Balance Sheets	December 31, 2024		December 31, 2023	
Assets					
Operating lease assets	Other non-current assets	$	10	$	10
Finance lease assets	Property and equipment, net		—		22
Total lease assets		$	10	$	32
Liabilities					
Current					
Operating lease liabilities	Accrued expenses and other current liabilities	$	3	$	4
Finance lease liabilities	Current portion of long-term debt		—		6
Non-current					
Operating lease liabilities	Other non-current liabilities		6		6
Finance lease liabilities	Long-term debt		—		33
Total lease liabilities		$	9	$	49

The table below presents the remaining lease term and discount rates for finance and operating leases.

	December 31, 2024	December 31, 2023
Weighted-average remaining lease term		
Operating leases	3.3 years	3.6 years
Finance leases	0	5.7 years
Weighted-average discount rate		
Operating leases	5.4 %	4.9 %
Finance leases	4.5 %	4.3 %

Undiscounted Cash Flows

The table below reconciles the undiscounted cash flows for each of the first five years and total of the remaining years to the operating lease liabilities recorded on the Company's Consolidated Balance Sheet as of December 31, 2024.

2025	$	4
2026		3
2027		2
2028		1
2029		—
Thereafter		—
Total minimum lease payments		10
Less: amount of lease payments representing interest		1
Present value of future minimum lease payments		9
Less: current obligations under leases		3
Long-term lease obligations	$	6

Other Information

The Company recorded the following related to leases on the Consolidated Financial Statements:

Consolidated Statements of Cash Flows:	Year Ended December 31,		
	2024	2023	2022
Operating activities			
Cash payments related to operating and finance leases	$ 6	$ 6	$ 6
Financing activities			
Cash payments related to finance leases	39 [(a)]	5	5

(a) 2024 finance lease payments include $33 million relating to the purchase of the Company's corporate headquarters.

Consolidated Statements of Income:	Year Ended December 31,		
	2024	2023	2022
perating lease expense	$ 5	$ 5	$ 4
nance lease expense			
Amortization of right-of-use assets	4	4	4
nterest expense	1	2	2

19. ACCUMULATED OTHER COMPREHENSIVE INCOME/(LOSS)

The components of AOCI are as follows:

Net of Tax	Foreign Currency Translation Adjustments	Cash Flow Hedges	Accumulated Other Comprehensive Income/(Loss)
Balance as of December 31, 2021	$ 2	$ (17)	$ (15)
Period change	(5)	58	53
Balance as of December 31, 2022	$ (3)	$ 41	$ 38
Period change	12	(31)	(19)
Balance as of December 31, 2023	$ 9	$ 10	$ 19
Period change	(6)	4	(2)
Balance as of December 31, 2024	$ 3	$ 14	$ 17

EXHIBIT INDEX

Exhibit No.	Description
2.1	Separation and Distribution Agreement, dated as of May 31, 2018, between Wyndham Destinations, Inc. (now known as Travel + Leisure Co.) and Wyndham Hotels & Resorts, Inc. (incorporated by reference to Exhibit 2.1 to the Registrant's Form 8-K filed June 4, 2018)
2.2	Agreement and Plan of Merger, dated January 17, 2018, among Wyndham Worldwide Corporation (now known as Travel + Leisure Co.), WHG BB Sub, Inc. and La Quinta Holdings, Inc. (incorporated by reference to Exhibit 2.2 to the Registrant's Amendment No. 1 to Form 10 filed April 19, 2018)
3.1	Third Amended & Restated Certificate of Incorporation of Wyndham Hotels & Resorts, Inc. (incorporated by reference to Exhibit 3.1 to the Registrant's Form 8-K filed May 10, 2023)
3.2	Third Amended and Restated By-Laws of Wyndham Hotels & Resorts, Inc. (incorporated by reference to Exhibit 3.1 to the Registrant's Form 8-K filed January 6, 2023)
4.1	Indenture, dated April 13, 2018, among Wyndham Hotels & Resorts, Inc., Wyndham Worldwide Corporation, as guarantor, and U.S. Bank National Association, as trustee (incorporated by reference to Exhibit 4.1 to the Registrant's Amendment No. 1 to Form 10 filed April 19, 2018)
4.2	First Supplemental Indenture, dated April 13, 2018, between Wyndham Hotels & Resorts, Inc. and U.S. Bank National Association, as trustee (incorporated by reference to Exhibit 4.2 to the Registrant's Amendment No. 1 to Form 10 filed April 19, 2018)
4.3	Second Supplemental Indenture, dated May 30, 2018, among Wyndham Hotels & Resorts, Inc., the New Guarantors (as defined in the Second Supplemental Indenture) and U.S. Bank National Association, as trustee (incorporated by reference to Exhibit 4.1 to the Registrant's Form 8-K filed May 31, 2018)
4.4	Third Supplemental Indenture, dated May 31, 2018, by and between Wyndham Hotels & Resorts, Inc. and U.S. Bank National Association, as trustee (incorporated by reference to Exhibit 4.1 to the Registrant's Form 8-K filed June 4, 2018)
4.5	Fourth Supplemental Indenture, dated January 22, 2020, among Wyndham Hotels & Resorts, Inc., WHR Licensor, LLC and U.S. Bank National Association, as trustee (incorporated by reference to Exhibit 4.5 to the Registrant's Form 10-K filed February 13, 2020)
4.6	Fifth Supplemental Indenture, dated August 13, 2020, between Wyndham Hotels & Resorts, Inc., the guarantors party thereto and U.S. Bank National Association, as trustee (incorporated by reference to Exhibit 4.2 to the Registrant's Form 8-K filed August 13, 2020)
4.7	Sixth Supplemental Indenture, dated November 18, 2022, among the New Guarantors (as defined in the Sixth Supplemental Indenture and each a subsidiary of Wyndham Hotels & Resorts, Inc.) and U.S. Bank National Association, as trustee (incorporated by reference to Exhibit 4.7 to the Registrant's Form 10-K filed February 16, 2023)
4.8	Form of 4.375% Note due 2028 (included in Exhibit 4.6)
4.9	Description of Common Stock (incorporated by reference to Exhibit 4.9 to the Registrant's Form 10-K filed February 15, 2024)
10.1	Transition Services Agreement, dated as of May 31, 2018, between Wyndham Hotels & Resorts, Inc., and Wyndham Destinations, Inc. (now known as Travel + Leisure Co.) (incorporated by reference to Exhibit 10.1 to the Registrant's Form 8-K filed June 4, 2018)
10.2	Tax Matters Agreement, dated as of May 31, 2018, between Wyndham Hotels & Resorts, Inc. and Wyndham Destinations, Inc. (now known as Travel + Leisure Co.) (incorporated by reference to Exhibit 10.2 to the Registrant's Form 8-K filed June 4, 2018)
10.3	Employee Matters Agreement, dated as of May 31, 2018, between Wyndham Hotels & Resorts, Inc. and Wyndham Destinations, Inc. (now known as Travel + Leisure Co.) (incorporated by reference to Exhibit 10.3 to the Registrant's Form 8-K filed June 4, 2018)
10.4	License, Development and Noncompetition Agreement, dated as of May 31, 2018, among Wyndham Hotels & Resorts, Inc. Wyndham Destinations, Inc. (now known as Travel + Leisure Co.), Wyndham Hotels and Resorts, LLC, Wyndham Hotel Group Europe Limited, Wyndham Hotel Hong Kong Co. Limited, and Wyndham Hotel Asia Pacific Co. Limited (incorporated by reference to Exhibit 10.4 to the Registrant's Form 8-K filed June 4, 2018)
10.5	Credit Agreement, dated as of May 30, 2018, among Wyndham Hotels & Resorts, Inc., Bank of America, N.A., as Administrative and Collateral Agent, and the lenders party thereto (incorporated by reference to Exhibit 10.1 to the Registrant's Form 8-K filed May 31, 2018)
10.6	First Amendment, dated as of April 30, 2020, to the Credit Agreement, dated as of May 30, 2018, among Wyndham Hotels & Resorts, Inc., the several lenders and letter of credit issuers from time to time party thereto, Bank of America, N.A., as administrative agent, and the other parties thereto (incorporated by reference to Exhibit 10.1 to the Registrant's Form 8-K filed May 4, 2020)
10.7	Second Amendment, dated as of August 10, 2020 to the Credit Agreement, dated as of May 30, 2018, among Wyndham Hotels & Resorts, Inc., the several lenders and letter of credit issuers from time to time party thereto, Bank of America, N.A., as administrative agent, and the other parties thereto (incorporated by reference to Exhibit 10.1 to the Registrant's Form 8-K filed August 11, 2020)

G-1

10.8	Third Amendment, dated as of April 8, 2022, to the Credit Agreement, dated as of May 30, 2018, among Wyndham Hotels & Resorts, Inc., the several lenders and letter of credit issuers from time to time party thereto, Bank of America, N.A., as administrative agent, and the other parties thereto (incorporated by reference to Exhibit 10.1 to the Registrant's Form 8-K filed April 8, 2022)
10.9	Fourth Amendment, dated as of May 25, 2023, to the Credit Agreement, dated as of May 30, 2018, among Wyndham Hotels & Resorts, Inc., the several lenders and letter of credit issuers from time to time party thereto, Bank of America, N.A. as administrative agent, and the other parties thereto (incorporated by reference to Exhibit 10.1 to the Registrant's Form 8-K filed May 25, 2023)
10.10	Fifth Amendment, dated as of May 24, 2024, to the Credit Agreement, dated as of May 30, 2018, among Wyndham Hotels & Resorts, Inc., the several lenders and letter of credit issuers from time to time party thereto, Bank of America, N.A., as administrative agent, and the other parties thereto (incorporated by reference to Exhibit 10.1 to the Registrant's Form 8-K filed May 28, 2024)
10.11†	Wyndham Hotels & Resorts, Inc. Officer Deferred Compensation Plan (incorporated by reference to Exhibit 10.12 to the Registrant's Form 8-K filed June 4, 2018)
10.12†*	Amended and Restated Wyndham Hotels & Resorts, Inc. Non-Employee Directors Deferred Compensation Plan
10.13†	Wyndham Hotels & Resorts, Inc. Savings Restoration Plan (incorporated by reference to Exhibit 10.14 to the Registrant's Form 8-K filed June 4, 2018)
10.14†*	Amended and Restated Wyndham Hotels & Resorts, Inc. 2018 Equity and Incentive Plan
10.15†	Form of Award Agreement for Restricted Stock Units (U.S. Employees) (incorporated by reference to Exhibit 10.11 to the Registrant's Amendment No. 1 to Form 10 filed April 19, 2018)
10.16†	Form of Award Agreement for Performance-Vested Restricted Stock Units (U.S. Employees) (incorporated by reference to Exhibit 10.15 to the Registrant's Amendment No. 1 to Form 10 filed April 19, 2018)
10.17†	Form of Award Agreement for Non-Qualified Stock Options (U.S. Employees) (incorporated by reference to Exhibit 10.16 to the Registrant's Amendment No. 1 to Form 10 filed April 19, 2018)
10.18†	Form of Award Agreement for Restricted Stock Units for Non-Employee Directors (incorporated by reference to Exhibit 10.13 to the Registrant's Amendment No. 1 to Form 10 filed April 19, 2018)
10.19†	Form of Award Agreement for Performance Restricted Stock Units (U.S. Employees) (incorporated by reference to Exhibit 10.1 to the Registrant's Form 10-Q filed April 27, 2023)
10.20†*	Form of Award Agreement for Restricted Stock Units (Non-U.S. Employees)
10.21†*	Form of Award Agreement for Performance Restricted Stock Units (Non-U.S. Employees)
10.22†	Letter Agreement, dated as of June 1, 2018, between Wyndham Hotels & Resorts, Inc. and Stephen P. Holmes (incorporated by reference to Exhibit 10.5 to the Registrant's Form 8-K filed June 4, 2018)
10.23†	Amended & Restated Employment Agreement, dated as of November 14, 2023, between Wyndham Hotels & Resorts, Inc. and Geoffrey A. Ballotti (incorporated by reference to Exhibit Number (e)(14) to the Registrant's Schedule 14D-9 filed December 18, 2023)
10.24†	Amended and Restated Employment Agreement, dated as of November 7, 2022, between Wyndham Hotels & Resorts, Inc. and Michele Allen (incorporated by reference to Exhibit 10.19 to the Registrant's Form 10-K filed February 16, 2023)
10.25†	Amended & Restated Employment Letter, dated as of February 13, 2023, between Wyndham Hotels & Resorts, Inc. and Paul F. Cash (incorporated by reference to Exhibit 10.3 to the Registrant's Form 10-Q filed April 27, 2023)
10.26†	Amended & Restated Employment Letter, dated as of February 13, 2023, between Wyndham Hotels & Resorts, Inc. and Scott Strickland (incorporated by reference to Exhibit 10.5 to the Registrant's Form 10-Q filed April 27, 2023)
10.27†	Amended & Restated Employment Letter, dated as of February 13, 2023, between Wyndham Hotels & Resorts, Inc. and Monica Melancon (incorporated by reference to Exhibit 10.25 to the Registrant's Form 10-K filed February 15, 2024)
19*	Wyndham Hotels & Resorts, Inc. Insider Trading Policy
21.1*	Subsidiaries of Registrant
23.1*	Consent of Independent Registered Public Accounting Firm
31.1*	Certification of President and Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
31.2*	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
32**	Certification of President and Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350 adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
97	Incentive Compensation Recovery Policy (incorporated by reference to Exhibit 97 to the Registrant's Form 10-K filed February 15, 2024)
101.INS	XBRL Instance Document - the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document
101.SCH*	XBRL Taxonomy Extension Schema Document
101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	XBRL Taxonomy Extension Label Linkbase Document

| 101.PRE* | XBRL Taxonomy Extension Presentation Linkbase Document |
| 104 | Cover Page Interactive Data File - the cover page interactive data file does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document |

_____

† Indicates management contract or compensatory plan.
* Filed herewith.
** Furnished with this report.

CORPORATE INFORMATION

Common Stock Trading Information
The Company's common stock trades on the New York Stock Exchange under the symbol "WH".

Corporate Headquarters
22 Sylvan Way
Parsippany, New Jersey 07054

Annual Meeting of Stockholders
May 15, 2025 at 9:00 A.M. ET at the Company's Corporate Headquarters

Investor Relations Contact
Matthew Capuzzi, Senior Vice President
Email: ir@wyndham.com
Telephone: 973-753-6453

Transfer Agent
Broadridge Corporate Issuer Solutions
PO Box 1342
Brentwood, NY 11717
Email: shareholder@broadridge.com
Telephone: 877-456-5394

EXECUTIVE OFFICERS

Geoffrey Ballotti
President and Chief Executive Officer

Michele Allen
Chief Financial Officer and Head of Strategy

Paul Cash
General Counsel, Chief Compliance Officer and Corporate Secretary

Monica Melancon
Chief Human Resource Officer

Nicola Rossi
Chief Accounting Officer

Scott Strickland
Chief Commercial Officer

BOARD OF DIRECTORS

Stephen P. Holmes
Non-Executive Chair

Geoffrey A. Ballotti
Director and Chief Executive Officer

Myra J. Biblowit
Independent Director

James E. Buckman
Lead Independent Director

Bruce B. Churchill
Independent Director

Mukul V. Deoras
Independent Director

Ronald L. Nelson
Independent Director

Pauline D.E. Richards
Independent Director